Exhibit (f)

DESCRIPTION OF NEW SOUTH WALES AND NEW SOUTH WALES TREASURY CORPORATION

FORWARD-LOOKING INFORMATION

This Report contains forward-looking statements. Statements that are not historical facts, including statements about the New South Wales Treasury Corporation’s (the “Corporation”) and New South Wales’s (the “State,” “New South Wales” or “NSW”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe,” “may,” “will,” “should,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor NSW undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and NSW believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of New South Wales’ major trading partners;

•	the effects, both internationally and in Australia, of any further global financial crisis, any subsequent economic downturn and the ongoing economic, banking and sovereign debt crisis in Europe;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in NSW’s domestic consumption;

•	changes in NSW’s labor force participation and productivity;

•	exchange rate fluctuations;

•	downgrades in the credit ratings of NSW and Australia;

•	changes in the rate of inflation in NSW;

•	changes in environmental and other regulation; and

•	changes to the distribution of revenue from the Commonwealth Government to the States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The fiscal year of the Corporation and NSW is July 1 to June 30. Unless otherwise indicated, annual information presented in this report is based on fiscal years. In this report, the fiscal year that began on July 1, 2010 and ended on June 30, 2011 is referred to as “2010-11” and previous and subsequent fiscal years are referred to using the same convention.

For reporting periods beginning on or after January 1, 2005, the financial statements of the Corporation and the NSW Total State Sector Accounts have been prepared in accordance with Australian Accounting Standards (“AAS”) adopted by the Australian Accounting Standards Board (“AASB”), in particular AAS31 Financial Reporting by Governments and Section 6 of the Public Finance and Audit Act 1983 of New South Wales. AAS include Australian Equivalents to International Financial Reporting Standards (“AEIFRS”). The compliance of the financial statements of the Corporation and the NSW Total State Sector Accounts with AAS ensures their compliance with AEIFRS.

The major implication of compliance with AEIFRS is the way in which certain assets and liabilities are measured in both the general government sector and public trading enterprise (“PTE”) sector, as well as their implications for certain operating statement items. A major example of this is the increase in the unfunded superannuation liability as a result of a lower discount rate being used in its valuation. The higher liability also impacts on the superannuation expense item in the operating statement. See “New South Wales Government Finances — Recent Fiscal Outcomes — Net Financial Liabilities” for more information. As such, there is a series break between the 2004-05 fiscal year and prior fiscal years, which were prepared according to previous Australian Generally Accepted Accounting Principles (“Previous AGAAP”), and the 2005-06 and subsequent fiscal years.

Furthermore, financial reporting of the general government sector complies with the accrual based accounting and reporting principles of AASB 1049 Whole of Government and General Government Sector Financial Reporting. This standard was applied for the first time to the 2008-09 fiscal year and harmonizes the reporting principles of AAS and Government Finance Statistics. The financial statements of prior reporting periods have been restated to AASB 1049 principles on a best endeavors basis to ensure that performance trends can be assessed on a comparable basis. The series break due to the adoption of AEIFRS continues to apply.

Pursuant to the Public Finance and Audit Act 1983 of New South Wales, the Auditor-General of New South Wales (the “Auditor-General”) has audited the financial statements included elsewhere in this report of the Corporation and the NSW Total State Sector Accounts, in each case, for the fiscal years ended June 30, 2009, 2010 and 2011.

In respect of the financial statements of the Corporation for the fiscal years ended June 30, 2009, 2010, and 2011 the Auditor-General issued unmodified independent audit reports.

In respect of the NSW Total State Sector Accounts for the fiscal years ended June 30, 2009, 2010, and 2011 the Auditor-General issued qualified audit reports regarding the value of Crown Reserves that should be recorded as land and related infrastructure, due to an inability to obtain all information required to form an opinion.

There are over 39,000 parcels of land set aside on behalf of the community and held by NSW (“Crown Reserves”) in NSW, with NSW currently undertaking a project that involves the formal identification of more than 64,000 parcels of land.

While the identification and conversion work is ongoing, based on the assessment in the NSW Total State Sector Accounts for the fiscal year ended June 30, 2011, the total value of the Crown Reserves is estimated to be between A$3.0 billion and A$4.0 billion.

The value of building and related infrastructure assets on these reserves potentially controlled by NSW, but not currently recognized in the Total State Sector Accounts, is between A$4.0 billion and A$5.5 billion (although it is possible that the total value may come to be outside this range). The State has not yet completed its project of identifying and valuing such land. The value of the Crown Reserves, however, is not currently recognized in the NSW Total State Sector Accounts.

Once the value of such assets can be reliably estimated, the value of the Crown Reserves will be recognized in the NSW Total State Sector Accounts. The current effect of the exclusion of the value of these Crown Reserves from the NSW Total State Sector Accounts is likely to be an understatement of the assets of NSW.

The 2009-10 Total State Sector Accounts were also qualified for the non-consolidation of land under roads which could not be reliably estimated at the time. In the 2010-11 Total State Sector Accounts, an opening balance adjustment of $3.9 billion was made to recognize land under roads for the first time and the qualification was removed.

For further details, see note (1) — “Principles of Consolidation” to the NSW Total State Sector Accounts for the fiscal years ended June 30, 2008, 2009, 2010 and 2011.

Statistical information reported herein has been derived from official publications of, and information supplied by, a number of departments and agencies of the State, including its Treasury, the Commonwealth of Australia, the Reserve Bank of Australia (the “RBA”) and the Australian Bureau of Statistics (“ABS”). Some statistical information has also been derived from information publicly made available by the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (“OECD”). Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source. In addition, statistics and data published by a department or agency of New South Wales or the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology. Certain historical statistical information contained herein is based on estimates that the Corporation and/or NSW, including its departments or agencies, believe to be based on reasonable assumptions. The official financial and economic statistics of New South Wales and the Commonwealth of Australia are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While neither the Corporation nor NSW currently expects any such revisions to be material, no assurance can be given that material changes will not be made.

Except where otherwise specified herein, the most recent economic and statistical information reported herein provided by departments and agencies of the State, including its Treasury, is from New South Wales Treasury’s 2011-12 Budget, released on September 6, 2011. Updates to the financial projections and forward estimates to 2014-15 contained in the 2011-12 Budget, along with a discussion of performance against the 2011-12 Budget, were reported in the 2011-12 Half-Yearly Review released on December 15, 2011. A copy of the 2011-12 Half-Yearly Review is filed as exhibit (g) to the Annual Report on Form 18-K for 2010-11 of the Corporation and NSW. Please refer to the 2011-12 Half-Yearly Review for the updated information.

Since the ABS adopted ANZSIC 2006 industry classifications, the “Property and business services” sector has been broken down into “Rental, hiring and real estate”, “Professional, scientific and technical services” and “Administrative and support services”. These three industries are reaggregated herein to more accurately analyze impacts on NSW’s predominantly service-based economy.

Statistical information contained herein relating to the number of persons employed in a given industry for any four quarters has been derived from ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, by taking the average of the number of persons employed over the four quarters ending in the reference quarter. This averaging has been done to account for data volatility between the individual quarters. This volatility has increased as a result of a change in sampling methodology by the ABS. In April 2008, the ABS announced they would be reducing the sample size of the labor force survey, thereby increasing the volatility of the estimates, although the ABS stated their belief that the survey would remain representative of the Australian labor market. In May 2009, the ABS announced the survey sample size would be progressively reinstated to previous levels between July 2009 and December 2009. Since the release of December 2009 labor force data in January 2010 the labor force survey has been based on a fully reinstated sample.

Any discrepancies between totals and sums of components in this Report are due to rounding.

CERTAIN TERMS AND CONVENTIONS

In this report, references to “A$” or “$” are to Australian dollars and references to “U.S. dollars” or “US$” are to United States dollars. See “Currency of Presentation and Exchange Rates” for information regarding the rates of conversion of Australian dollars into U.S. dollars for preceding periods.

In this report, references to “€” are to the single European currency adopted by certain participating Member States of the European Union as of January 1, 1999 and references to “JPY” are to Japanese yen.

Except as otherwise required by the context, references in this Report to the “Corporation,” “we,” “us” or “our” are to New South Wales Treasury Corporation, and references to “NSW” are to New South Wales.

NEW SOUTH WALES TREASURY CORPORATION

New South Wales Treasury Corporation (the “Corporation”) was established in June 1983 under the provisions of the Treasury Corporation Act 1983 of New South Wales (the “TCA”). The TCA states the principle objective of the Corporation is “to provide financial services for, or for the benefit of, the Government, public authorities and other public bodies”. The Corporation is the central financing agency for the New South Wales Government and for all public authorities within the provisions of the Public Authorities (Financial Arrangements) Act 1987 of New South Wales (the “PAFA Act”). These are predominantly semi-government authorities involved in productive activities including electricity supply, water supply, rail and road transport and highway construction.

The Corporation is empowered to enter into all forms of financial accommodation, and funds borrowed by the Corporation are lent to the relevant public authorities or the NSW Government. Under regulations adopted under the PAFA Act, any financial accommodation provided by the Corporation to any public authority of NSW is guaranteed by The Crown in Right of New South Wales pursuant to Section 22A(1) of the PAFA Act. Funds raised by the Corporation are invested by it pending advances to such borrowers. The Corporation also provides liability and asset management services for authorities and the NSW Government.

Investors in the securities of the Corporation issued in respect of borrowings obtained by the Corporation are provided, under the provisions of the PAFA Act, with security by way of a charge on the income and revenue of the Corporation. All funds lent by the Corporation to public authorities are in turn secured on the income and revenue of those authorities.

Securities issued by the Corporation issued in respect of borrowings obtained by the Corporation are guaranteed by The Crown in Right of New South Wales under the PAFA Act. NSW’s guarantee for the borrowings of the Corporation is payable from the fund formed under Part 5 of the Constitution Act of 1902 of New South Wales constituting all public moneys collected, received or held by any person for or on behalf of NSW (the “Consolidated Fund”) without the need for further legislative approvals.

The Corporation is not subject to any direct Federal income taxes in the Commonwealth of Australia or NSW State taxes. The Corporation is subject to the Commonwealth Goods and Services Tax which commenced on July 1, 2000 and the Commonwealth Fringe Benefit Tax.

The Corporation is not regulated by the Australian Prudential Regulation Authority (“APRA”) or the Australian Securities and Investments Commission, which regulate most Australian financial markets operators. The Corporation’s activities are reviewed and monitored by a number of external entities, including the Treasurer of New South Wales, the New South Wales Treasury and the Auditor-General. The Corporation is committed to governance matters by working with its Board of Directors and an external professional accounting firm to continually develop its internal governance awareness in line with recent industry pronouncements.

The board policies of the Corporation are determined by its Board of Directors. The operations of the Corporation are managed by the Chief Executive in accordance with such policies and directions as may be given by the Board. Anything undertaken in the name of or on behalf of the Corporation by the Chief Executive, or with his authority, is taken to have been performed by the Corporation. The Corporation is subject to the control and direction of the Treasurer of New South Wales.

The principal office of the Corporation is at Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia and its telephone number is (612) 9325-9325.

Board members

The present Board Members of the Corporation are as follows:

•

Philip Gaetjens BA (Hons), Grad Dip Prof Acc - Chairperson of the Board; also Secretary of New South Wales Treasury. Over 30 years of experience in Australian Commonwealth and State Government. Director Commission of Audit. Appointed to the Board August 15, 2011.

•

Kevin Cosgriff MA, BSc (Hons) - Deputy Chairperson of the Board; member of Human Resources Committee; also Deputy Secretary, Fiscal and Economic New South Wales Treasury. Previously involved in microeconomic and macroeconomic policy for United Kingdom Treasury and New Zealand Treasury.

•

Cristina Cifuentes BEc, LLB (Hons) - Non-executive director, member of Audit and Risk Committee. Economics and investment management for 28 years. Director, FSS Trustee Corporation; Independent Member, Multi Manager Investment Policy; Committee of Perpetual Investment Management Limited; Member of the Australian Energy Regulator; Board of Hunter Water. Planning to retire from the Board on January 15, 2012.

•

Michael Cole BEc, MEc, FFin - Non-executive director, Chairperson of Human Resources Committee. Banking and investment management for 38 years. Chairman, Platinum Asset Management Limited; Chairman, IMB Limited; Chairman, Indemnified Loans Committee; Chairman and Director, Ironbark Capital Limited; Chairman and Director, OneVue Limited; Director, Challenger Listed Investments Limited.

•

Philip Chronican BCom (Hons), MBA - Non-executive director, Chairperson of Audit and Risk Committee. Banking and finance industry for 31 years. Chief Executive Officer Australia, Australia and New Zealand Banking Group Limited. Formerly senior executive with Westpac Banking Corporation for 27 years.

•

Bruce Hogan AM, BEc (Hons), FAICD - Non-executive director, member of Human Resources Committee. Finance and industry for 41 years. Director, Snowy Hydro Limited; Director, Hogan & Company Pty Limited; Chairman, Primary Ethics Limited. Former Joint Managing Director, Bankers Trust Australia. Planning to retire from the Board on January 15, 2012.

•

Stephen Knight BA, FAICD - Chief Executive of the Corporation and Director, TCorp Nominees Pty Limited. Banking and public sector, financial management for 31 years. Director, Australian Financial Markets Association Limited and Independent Member, Investment Committee of the Surf Life Saving Foundation.

•

Hon. Alan Stockdale BA, LLB - Non-executive director, member of Audit and Risk Committee. Barrister for 14 years. Member of Victorian Parliament for 15 years. Former Treasurer of Victoria and Minister for Information Technology and Multimedia. Former Executive Director, Macquarie Bank Limited; Chairman, Medical Research Commercialisation Fund Pty Ltd; Federal President, Liberal Party of Australia; Member of the Advisory Board of Lazard Australia Pty Ltd and Chairman, Master Builders’ Association of Victoria Foundation.

Each Board Member’s business address is Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia.

Directors must monitor and disclose any actual or potential conflicts of interest as they arise. The TCA requires any director who has a pecuniary interest in a matter being considered or to be considered by the Board to declare the nature of the interest. These declared interests are recorded in a publicly available register. Unless the NSW Treasurer determines otherwise, the director is required not to attend at the Board meeting or to take part in decisions about matters relating to declared pecuniary interests. Certain of the members of the Corporation’s Board are also directors of other New South Wales Government entities which may also be clients of the Corporation.

Audit and Risk Committee

The Corporation’s Audit and Risk Committee is an advisory body to the Corporation’s Board of Directors on issues relating to internal and external audit, financial reporting and other accountabilities.

The objective of the Audit and Risk Committee is to provide independent assistance to the Board by overseeing, monitoring and reporting on:

•	the Corporation’s governance, risk and control frameworks (including internal and external audit functions) and its external accountability requirements; and

•	the Corporation’s annual financial statements.

The present members of the Audit and Risk Committee of the Corporation are Cristina Cifuentes, Philip Chronican and Hon. Alan Stockdale.

Subsidiaries

The Corporation owns all of the issued share capital in TCorp Nominees Pty Limited (“TCorp Nominees”), a company incorporated in the State of New South Wales. TCorp Nominees’s directors are Stephen Knight, Chief Executive of the Corporation, Clare Mifsud, General Counsel of the Corporation, and Paul Smith, Chief Operating Officer of the Corporation.

The principal activity of TCorp Nominees consists of participating in financial transactions in conjunction with the Corporation. There were no substantial transactions between the Corporation and TCorp Nominees during the year ended June 30, 2011. On a consolidated basis, TCorp Nominees provides no additional assets or liabilities to the Corporation’s balance sheet.

Financial information

As at June 30, 2011, the Corporation had approximately A$60,375.3 billion in assets and approximately A$60,275.0 billion in liabilities compared to A$57,396.4 billion in assets and A$57,311.1 billion in liabilities at June 30, 2010.

The Corporation’s compliance and risk management strategy

The Corporation’s compliance and risk management strategy is established by its Board of Directors and aims to identify and manage the risks associated with the Corporation’s business. The compliance and risk management strategy documents the process for ensuring the effective management of risk through a system of governance frameworks, internal controls, operational procedures and external review.

As part of the Corporation’s governance framework, the Audit and Risk Committee acts as an advisory body to the Corporation’s Board on internal and external audits, operational risk management and financial reporting.

The Corporation operates under self-imposed capital requirements based on prudential statements published by Australia’s prudential regulator, APRA. Within these Corporation specific capital constraints, the Corporation manages market, credit and operational risks to ensure that the level of its capital is sufficient to cover the financial risks incurred in the Corporation’s daily business.

Market risk

The Corporation uses a Value-at-Risk model based on historical data simulation to assess capital requirements arising from market risk. The model captures the potential for loss of earnings or changes in the value of the Corporation’s assets and liabilities arising from movements in interest rates and key credit spreads and from fluctuations in the prices of bonds or other financial instruments.

Credit risk

In conducting its business, the Corporation invests in high-grade financial assets issued by parties external to the whole of the New South Wales Government grouping. Credit exposures are monitored daily against Board approved limits.

Operational risk

Operational risk can arise from events such as settlement errors, system failures, procedural breakdowns and external factors. The Corporation reviews all possible risks of this nature, assesses the mitigating factors and controls and evaluates the residual risks. The Corporation uses “Cura” software to aid the identification and measurement of risk and implementation of associated internal controls. High risks are managed by improving procedures and process flows, ensuring segregation of duties, insurance cover and business continuity plans. The Corporation allocates capital to cover operational risk.

External independent auditor

The Corporation is audited annually by the Audit Office of New South Wales, which reports directly to the New South Wales Parliament. The Public Finance and Audit Act 1983 further promotes independence of the Audit Office by ensuring that Parliament, not the Executive Government, can remove the Auditor-General and by precluding the provision of non-audit services to all public sector agencies. PricewaterhouseCoopers is engaged by the Corporation to undertake internal audit projects as agreed by the Audit and Risk Committee under the Corporation’s Audit and Risk Committee and Internal Audit Charters and to report findings independently to the Audit and Risk Committee.

THE STATE OF NEW SOUTH WALES

General

The State of New South Wales (the “State”, “New South Wales” or “NSW”) is Australia’s largest state by population, with approximately 7.3 million people, or about 32% of Australia’s total population as at March 31, 2011 (latest available). The majority of NSW’s population, approximately 4.6 million people, is concentrated in the Sydney metropolitan area. Other significant regional centers include Newcastle (546,788) and Wollongong (292,190)1.

QUEENSLAND
SOUTH AUSTRALIA
VICTORIA
ACT
SOUTH PACIFIC OCEAN
Tweed Heads
Lismore
Glen Innes
Grafton
Coffs Harbour
Armidale
Moree
Walgett
Bourke
Tamworth
Port Macquarie
Taree
Cobar
Nyngan
Broken Hill
Dubbo
Maitland
NEWCASTLE
Orange
Bathurst
Lithgow
Katoomba
Gosford
SYDNEY
WOLLONGONG
Cowra
Young
Griffith
Hay
Narrandera
Yass
Goulburn
CANBERRA
Wagga Wagga
Queanbeyan
Deniliquin
Albury
Cooma
Bega
Eden
0
100
200
300
Kilometres
Department of Lands
© NSW DEPARTMENT OF LANDS 2009

NSW has the largest and most diversified economy of all the Australian States. In 2010-11 (the latest fiscal year for which data is available), NSW made up 31.8% of the national economy in terms of real output, significantly more than the next two largest States of Victoria (23.2%) and Queensland (19.1%). In terms of real output share (defined as an industry’s share of real Total State Gross Value Added (“GVA”)), the dominant industries in the NSW economy are Finance and Insurance Services, Property and Business Services2 and Manufacturing. Furthermore, Sydney is well-known and regarded as a major financial hub within the Asia-Pacific region and globally.

The State has a large, skilled and multi-lingual workforce. At May 31, 2011 (latest available), approximately 57.9% of NSW’s working age population held tertiary qualifications — higher than the national average of 56.7%. This included over 1.5 million people with vocational qualifications3.

Government of NSW

NSW forms a part of the federation known as the “Commonwealth of Australia”, with the Australian Constitution providing for a division of responsibilities between the State and Federal levels of government. The Australian Government is responsible for issues of national interest, such as foreign policy, defense, currency and banking. It is also primarily responsible for overall economic management through fiscal policy, monetary policy and exchange rate management. The Australian Government has the exclusive power to impose customs and excise duties, and exercises the power concurrently with the States to levy other forms of taxation.

NSW retains autonomy and control over those areas for which it is constitutionally responsible. These include health, education, transport networks (including roads, rail and ports), public order and safety and business regulation. As such, the focus of the NSW Government is on the allocative and productive efficiency of service delivery, regulatory policy and taxation.

The NSW Parliament is the oldest parliament in Australia, being first established in 1856. It consists of two chambers, the Legislative Assembly and the Legislative Council. The leader of the NSW Government (the “Premier”) must come from the Legislative Assembly, although Ministers may come from either chamber.

[1]	Populations for Sydney, Newcastle and Wollongong are as at June 30, 2010 (latest available).
[2]

Since the ABS has adopted ANZSIC 2006 classifications, “Property & Business Services” has been broken down by “Rental, hiring and real estate services”, “Professional, scientific and technical services” and “Administrative and support services”. For the purposes of this report, these categories have been re-aggregated in order to more accurately capture impacts on the predominantly services-based NSW economy.

[3]	Source: Australian Bureau of Statistics, Education and Work, Australia, May 2011, (ABS 6227.0.).

Currently the party holding Government is the Liberal Party of Australia, which came to office in March 2011, following the March 26, 2011 election. The current Premier of NSW is the Honorable Barry O’Farrell, who was sworn in as Premier in April 2011.

The next State election will be held in 2015.

The executive power of the State is formally exercised by the Governor of New South Wales (the “Governor”), who represents the Crown. This power is exercised on the advice of and through the Ministers, who are responsible to the Parliament. The Governor and Ministers form the Executive Council, which is the supreme executive authority in NSW and the formal, official arm of the Government. The Executive Council gives legal authority to proclamations, regulations, appointments to the public service, judiciary, and other public positions (such as officers of the Parliament), and commissions for officers of the police force.

In practice, the executive power of the State is exercised by the “Cabinet” or “Ministry” (which in New South Wales, consists of all Ministers, including the Premier) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case Federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The decisions made by Ministers, either individually or together (in Cabinet) provide policy and direction for Government. Each Minister has one or more Government departments or agencies for which he or she is in charge and responsible to the Parliament. They also have a number of laws which they and their departments administer and must work within.

Ministers are responsible for the effectiveness and efficiency of the agencies within their portfolio. These agencies are staffed by career public servants and are headed by appointed “permanent heads”. The Minister, working together with their agency, implements and develops Government policy and new legislation and also ensures agencies meet their goals and purposes within their allocated budgets.

The authority of the NSW Parliament is needed for the raising of all State revenues and for all State expenditures. The State’s accounts (including the financial statements of the Corporation) are audited on an annual basis by the Auditor-General, who reports annually to the NSW Parliament on each year’s financial operations.

NSW’s judicial system is made up of three tiers — the Local Court, the District Court and the Supreme Court, which is the highest tier. There are other tribunals and courts in NSW that deal with special categories of disputes, such as industrial relations, land and environment matters and administrative decisions, among others. The primary role of a State court is to deal with State law, although the Supreme Court is also able to hear appeals for both civil and criminal matters. In NSW, the judiciary is appointed by the Governor, acting upon the advice of the Executive Council.

A number of separate entities have been established in NSW under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “Public Enterprises”.

Public enterprises are generally commercially focused entities and include public trading enterprises (“PTEs”) and public financial enterprises (“PFEs”). They operate under the NSW Government’s Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. The commercial agencies in this sector generally pay dividends and tax equivalent payments to the general government sector, in accordance with normal commercial principles.

Some PTEs address important social objectives and provide services to client groups on a subsidized basis. These include Rail Corporation New South Wales and the Department of Housing, which receive substantial grants from the general government sector to provide these services.

Local Government is the third tier of government in Australia (the other two being Federal and State). In NSW, local government is constituted under State law, but is largely independent of State Government. To a large extent local governments are responsible for raising and managing their own revenues. Major sources of income include annual rates and charges and, to a lesser extent, Federal grants and borrowings.

The NSW Government’s responsibility for local government funding is limited to the following areas:

•	Distributing Federal grants to local governments through the State Grants Commission; and

•	Overseeing local government borrowings to ensure prudent levels of borrowing are undertaken.

On June 4, 2010, the then NSW Government transferred to the Independent Pricing and Regulatory Tribunal (“IPART”) the following responsibilities regarding local government funding:

•	Setting and overseeing the rate pegging system — this system determines the amount by which local governments can raise their rates from one year to the next;

•	Administering the system of special rate variations in cases where local governments want to raise rates by more than the peg;

•

Reviewing selected Section 94 Council contribution plans (that is, payments by developers to councils that are used to fund community facilities and infrastructure for new developments) on behalf of the Minister of Planning.

The transfers of these responsibilities are effective from fiscal year 2011.

In the 2009-10 Budget, the then NSW Government announced the Local Infrastructure Fund, a temporary measure providing A$200 million in interest free loans to local governments for infrastructure projects that local governments are unable to undertake due to funding constraints. Approved projects had to commence during the 2009-10 year and be completed within 18 months. Local Governments alone are responsible for any ongoing costs and the management of the approved projects. Over 2009-10, 33 local councils participated in the program, borrowing around A$179 million. These loans have a term of ten years, but can vary depending on individual contracts. In general, the final repayments of these loans will be in December 2019.

The Corporation does not borrow on behalf of local governments, as they borrow in their own right. Also, while the NSW Government monitors local government borrowings, it is not legally obliged to intervene should a local government be in default.

The following depicts the structure of the Total State Sector:

ECONOMIC OUTLOOK

New South Wales is linked to the global economy through both financial and trade channels. Thus it was affected by the global economic downturn and the recovery that followed, especially in Asia.

According to the IMF, global economic activity has weakened and become more uneven in 2011, confidence has fallen sharply and downside risks have continued to grow.4 The global economy expanded by 5.1% in 2010, however due to ongoing financial market instability, the earthquakes in Japan in March 2011 and concerns regarding sovereign and banking debt in Europe, growth has been revised significantly lower across most countries in 2011. The IMF estimates that global economic growth will weaken to 4.0% in both 2011 and 2012.

In 2012, global growth is expected to be below trend, with European countries facing a modest recession and well below trend growth expected in other major advanced economies. Growth in the emerging economies is expected to moderate, reflecting earlier tightening policies to control rising inflation and linkages to advanced economies via trade and finance.

The IMF estimates that growth in advanced economies, which reached 3.1% during 2010, will slow to an estimated 1.6% in 2011 and 1.9% in 2012. This is mainly due to the structural problems facing crisis-hit advanced economies, such as in Europe, which have proven politically and fiscally difficult to overcome.

The United States economy has shown signs of improvement in late 2011, but remains significantly below pre-global financial crisis trends. Activity slowed noticeably through mid-2010, and is expected by the IMF to grow by 1.5% in 2011 and 1.8% in 2012. Household consumption has been expanding gradually but continues to be restrained by a weak recovery in the labor market and household wealth. The housing sector remains weak, with an overhang of vacant homes weighing on prices and construction. However, business investment is expected to be supported by rebounding profits into 2012, and the weaker US dollar relative to its major trading partners has improved the outlook for US exports.

Japan continues to recover from the devastating earthquakes it experienced in March 2011, and, after an expected contraction of 0.5% in 2011, is expected to grow 2.3% in 2012 as exports and private investment recover. Household consumption in Japan is expected to fall 0.7% in 2011 before rebounding 1.0% in 2012.

Although the IMF expects European countries to recover more strongly than expected in 2010, led by Germany, slower growth in world output and ongoing fiscal and banking problems are expected to weigh on the growth prospects for European countries in 2012.5 The IMF expects growth in Europe of 1.6% in 2011 and 1.1% 2012, dependant on the balance of external support and fiscal consolidation of individual countries.6

Similarly, the OECD forecasts global output to grow by 3.8% in 2011 and 3.4% in 2012.7 This is expected to be led primarily by emerging economies, with growth in the OECD advanced economies expected to be 1.6% in 2012. This outlook, however, remains supportive of the Australian economy, with strength in Asian economies expected to continue in 2012. The OECD expects Australian growth to be slightly weaker in 2011 at only 1.8%, but recovering to 4.0% growth in 2012.

[4]	IMF, World Economic Outlook, September 2011.
[5]	IMF, World Economic Outlook, September 2011.
[6]	IMF, World Economic Outlook, September 2011.
[7]	OECD, Economic Outlook, November 2011. The OECD defines “world” as the OECD member countries and Brazil, Russia, India and China – together covering 81% of total world GDP.

Growth in Australia’s major trading partners in Asia, led by China, continues to perform strongly. While growth in China has moderated during 2011, the risk of excessive inflation has lessened due to the recent global slowdown and fall in some commodity prices. China appears to be managing its transition to sustainable growth well, with stimulus measures being withdrawn and the transition to domestic demand ongoing.

Domestic demand in the emerging economies in Asia is expected to continue to support relatively high prices for Australia’s non-rural commodity exports. This has resulted in Australia’s terms of trade increasing to a historically high level and adding substantially to domestic income (nominal GDP grew by 6.1% through the year to the September quarter 2011).

Australia’s terms of trade remain strong due to ongoing demand from urbanization and industrialization in emerging Asia, but it is expected that the terms of trade will generally decline over the foreseeable future. While the terms increased 19.3% over 2010-11, growth for 2011-12 is forecast to be just 1.75% and the terms are expected to decline by around 20% over the following 15 year period, as increased global supply in response to increased demand brings commodity prices down. Nevertheless the terms of trade reached a new record high in the September quarter 2011, increasing 2.7% compared to the June quarter 2011.

The recent strength of Australia’s terms of trade and the significant interest rate differentials with most advanced economies have contributed to the ongoing strength of the Australian dollar, which has traded around parity relative to the US dollar for most of 2011. Although this strength is expected to continue in the near term, concerns surrounding Europe and the fragile US economic recovery have created a volatile environment in 2011 and this volatility could lead to unexpected significant fluctuations in the relative strength of the Australian dollar.

As such, significant downside risks to the global outlook remain, namely:

•

Ongoing concerns over fiscal sustainability and sovereign default risk within European countries. This has placed significant pressure on governments in the region and made economic recovery increasingly difficult;

•	Renewed credit market pressures as a result of fiscal sustainability concerns. However, it remains to be seen if new leadership and the promise of austerity measures can calm markets; and

•

Persistent unemployment in advanced economies may become structural, making a sustained recovery difficult to achieve. With the capacity of advanced economies to respond to new shocks already constrained by effectively zero monetary policy interest rates, this would put further strain on already weak fiscal positions of some advanced economies.

Despite strong demand from Australia’s Asian trading partners and healthy domestic demand, recent volatility in financial markets, consumer confidence decreasing to around historic average levels and a deterioration in business confidence have led to tempered growth in the Australian economy in 2010-11.

The Australian economy grew by 2.1% in 2010-11, lower than the 3.25% forecast in the 2010-11 Australian Federal Budget, mainly due to the impact of floods and cyclones on mining output, as well as lower than expected consumer confidence and ongoing strength in household savings. This result was supported by strong consumption and private sector investment, particularly from mining investment. Ongoing historically high population growth, strong trade links with Asia and a relatively stable domestic financial system are expected to continue to support the Australian economy going forward. Business and consumer confidence rebounded sharply in the first half of 2009-10 before falling back to historic average levels over 2010-11, as global economic uncertainty resurfaced.

The recent deterioration in economic and financial conditions globally is negatively impacting parts of Australia’s non-mining economy, while Queensland’s slower than anticipated coal production recovery has also negatively impacted activity. However, the Australian economy continues to perform well, relative to most other developed nations, and the outlook remains positive with growth in Australia’s major trading partners, strong mining investment and commodity exports and the high terms of trade boosting incomes. The Australian Government, in its 2011-12 Mid-Year Economic and Fiscal Outlook (“MYEFO”), indicated that it expects the Australian economy to grow at around its long term trend of 3.25% over 2011-12 and 2012-13. The mining investment boom is still expected to support activity in the broader economy and improve the labor market, though other industries may face labor and capital constraints due to mining’s rapid expansion.

The performance of the Australian economy has also been reflected in strong employment growth, which is expected to continue at a slightly slower rate in 2011-12. Full-time employment is well above its pre-global financial crisis level and employment is forecast to grow by 1.0% in 2011-12 and 1.5% in 2012-13. The unemployment rate is expected to rise slightly to 5.5% in the June quarter 2012, but remain relatively stable through to the June quarter 2013.

Following a sharp increase in 2010-11 due to the impact of floods and cyclones on fruit and vegetables, inflation is expected to remain within the RBA’s 2-3% target range over the next two years. Headline and underlying inflation are expected to be 2.25% through the year to the June quarter of 2012. Underlying inflation is expected to rise slightly to 2.75% through the year to June 2013, with a one off 0.25% contribution from the carbon tax based on the Commonwealth’s estimates set forth in its MYEFO. Headline inflation, including the one-off impact from the carbon tax, is expected to rise 3.25% though the year to June 2013. Demand and inflationary pressures are expected to be moderated by the strong Australian dollar and ongoing consumer caution. The RBA loosened its monetary policy in each of November 2011 and December 2011 in response to slowing demand, with lending rates now at around average levels for the last decade. Fiscal stimulus, in response to the global downturn, has been almost completely withdrawn, with any impacts on the Australian economy going forward expected to be minor.

NSW economic output was slightly weaker than expected in 2010-11, with GSP growing by 2.2%, below the 3% forecast in the NSW Government’s 2010-11 Budget. This was mainly due to poorer than expected net export performance, primarily driven by the strong Australian dollar and NSW being a major trade port of Australia. NSW imports increased by a strong 12.1% in 2010-11.

NSW economic trends differed somewhat from the national pattern in recent years, mainly reflecting the State’s industry composition and higher levels of mortgage debt. The State benefited strongly from monetary and fiscal stimulus in response to the economic downturn, and was less directly exposed to falling commodity prices and weaker global demand.

NSW final demand recovered strongly in 2010-11, increasing 3.3% and broadly in line with expectations in the NSW Government’s 2010-11 Budget and the national average. The transition to private-sector led growth appears to be complete, with private demand contributing 2.4 percentage points to growth in 2010-11.

The NSW Government in its 2011-12 Half-Yearly Review forecast NSW economic growth of 2.25% in 2011-12 and 2.75% in 2012-13, driven by strengthening business investment and improved net exports, which are expected to be driven by strong rural exports. Household consumption is expected to be weaker than the 3.2% growth in 2010-11, as national savings remain elevated, uncertainty surrounds the global economy and employment and household wealth growth remains slow. Dwelling investment growth, despite strong population growth, is expected to slow as private building approvals cool from the strong growth seen during 2010-11. Public sector demand is expected to contribute modestly to growth through 2012-13, with NSW funded capital expenditure increasing in 2011-12 and 2012-13.

Employment in NSW grew by a historically strong 3.1% in 2010-11, driven by a 3.4% increase in full-time employed persons. However, it is expected that growth in the labor market will moderate in line with the moderation in the economy over the next two years. Employment is expected to grow by 1.0% in 2011-12 and 1.25% in 2012-13, with the unemployment rate expected to be around 5.5% over both fiscal years.

The New South Wales economy grew in line with the national average over 2010-11, but is expected to be below the national average in 2011-12, reflecting higher mining investment growth in the resource-based states. New South Wales is expected to continue benefiting from the strong outlook for the mining sector and high terms of trade through higher incomes, increased interstate trade and thermal coal exports. However, the State is expected to continue to face challenges from a strong Australian dollar and, should global economic conditions improve and inflation pressures re-emerge, potential increases in interest rates. Compared to the rest of Australia, New South Wales faces additional risks from:

•	Greater exposure to interest rates due to higher house prices and the consequential higher levels of mortgage debt;

•

The New South Wales economy relies more on business and financial services than on resource industries, which makes it less of a direct beneficiary of strong mining investment and more exposed to a strong Australian dollar; and

•	Some New South Wales industries may face capital and labor constraints due to the rapid expansion in national mining investment, which may divert resources away from the State.

NSW output growth during 2013-14 and 2014-15 is assumed to be 3.0%, slightly above its long-term trend of 2.75%. Consistent with the experience of previous cycles, these projections assume that after a period of below-trend growth the economy will experience a period of above-trend growth to return the economy to its potential level.

See the 2011-12 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2010-11 of the Corporation and NSW, for further updated economic information.

Factors Affecting the Economic Outlook

There are a number of factors, both positive and negative, that can affect the outlook described above, namely:

•

If the global economy continues to weaken or the economic, banking and sovereign debt crisis in Europe continues or worsens, it could weigh on the outlook for exports, the terms of trade, mining investment and consumer confidence;

•	Any major disruption to global financial markets could increase the cost and possibly limit the availability of capital and credit for Australian borrowers;

•

Total NSW crop production in 2010-11 was 94.1% higher than in 2009-10, as the end of drought brought above average rainfall resulting in increased crop production. However, despite improved yields as a result of spring rainfall, seasonal conditions in parts of NSW have been below average in recent months and so 2011-12 total crop production is expected to be 17.3% lower than 2010-11. Changes in agriculture outcomes can significantly impact the rest of the NSW economy. The flow-on effects include impacts on household income available for spending on discretionary items, such as holidays, and trade impacts; and

•

There is a possibility that the recovery in domestic demand may be stronger than expected. This could occur as a result of faster global growth and larger than expected increases in commodity prices. Resource sector investment and national income gains could exceed expectations. Another potential upside to domestic demand growth is the possibility that the current caution in consumer spending and business investment outside of mining could wane. This would see an earlier re-emergence of capacity constraints and skill shortages, resulting in upward pressure on wage growth and inflation.

NEW SOUTH WALES ECONOMY

Introduction

New South Wales has the largest economy of all the Australian states both in terms of output and employment. In 2010-11 (the latest year for which data is available), the size of the NSW economy in real terms (i.e., adjusted for the effects of inflation) was $419.9 billion, comprising approximately 31.8% of the Australian economy.

NSW is a mature, services-oriented economy that is also the most diversified economy of all the Australian States in terms of the variety of industries. In terms of output, Finance & Insurance and Property & Business Services are the largest industries in NSW, together making up more than a quarter of the NSW economy. Sydney (NSW’s capital) as Australia’s finance and business capital, leads the other States in terms of the total output of these and other related industries such as information technology, legal services, accounting and marketing.

In 2010-11, NSW’s share of the Australian Property & Business Services, which includes real estate, legal, accounting, management consulting and other similar services, was 35.1%, while for the Finance & Insurance sector, which includes financial asset trading, pension scheme management, retail banking, and other like services, NSW’s share was 44.2% of the national Finance & Insurance sector output.

The NSW economy has not grown as quickly as the economies of some other Australian states in the last few years, mainly due to the fact that NSW’s exposure to the resources boom has been more limited. At the same time, a relatively high currency exchange rate has impacted on the competitiveness of NSW’s export and import competing industries.

Nevertheless, the NSW economy has grown for 21 consecutive fiscal years, averaging 2.6% growth per annum in Gross State Product (“GSP”) between 1990-91 and 2010-11. During 2010-11, GSP in NSW grew by 2.2% while the NSW unemployment rate averaged 5.1%, a 1.7 percentage point improvement from the peak of 6.8% in March 2009 during the economic downturn. NSW’s unemployment rate for 2010-11 was equal to the national average unemployment rate of 5.1%. In the first five months of 2011-12, the NSW unemployment rate has averaged 5.3%, 0.1 % above the national average. This rise in the unemployment rate can be attributed to the worsening in both domestic and global economic conditions as a result of the ongoing European debt crisis. As the bulk of Australia’s finance and business industry is located in Sydney, NSW has been disproportionately affected when compared to other Australian states, whose economies are not as finance industry-oriented.

Recent NSW Economic Performance

Over the last few years the NSW economy has grown relatively slower than other States and the Australian national average. There have been a number of factors contributing to this outcome:

•

The NSW economy experienced an almost seven-year long housing boom from mid-1996 to mid-2003 during which house prices consistently rose faster than average weekly earnings. As housing became less affordable, more people migrated to other Australian States, particularly Queensland;

•

Following the end of the NSW housing boom late in 2003, a resources boom ensued driven by international demand for minerals and other resources. Apart from coal, NSW had relatively little exposure to these resources. Principal beneficiaries of the boom were Queensland and Western Australia;

•

The resources boom resulted in an appreciation of the Australian dollar exchange rate relative to other major trading currencies, adversely affecting the international competitiveness of the NSW manufacturing and services export industries, including the important tourism industry;

•	The combination of higher home mortgages (due to higher house prices) and (until late-2008) the tight monetary policy by the RBA resulted in constrained consumption by NSW households; and

•

NSW has also been more affected by drought, which has been ongoing intermittently since 2002-03, than other States. This has had an adverse impact on agricultural exports, especially wheat. At the end of 2010 NSW was impacted by floods, which may result in downgrades in crop quality.

The NSW economy, like all other major economies, was adversely impacted by the global financial crisis and economic downturn. In 2008-09 (compared to 2007-08), annual real GSP growth slowed from 2.9% to 0.8%; employment growth eased from 2.9% to 0.7%; and the unemployment rate rose from an average 4.6% to an average 5.7%. In line with the national economy, NSW is continuing to recover from the negative impact of the global financial crisis and economic downturn. In 2009-10, real GSP growth in NSW was 2.2%, employment rose 1.2% and the unemployment rate averaged 5.7%. In 2010-11, real GSP growth in NSW remained at 2.2%, while employment rose 3.1% and the unemployment rate averaged 5.1%

The NSW Government in its 2011-12 Half-Yearly Review forecasts economic growth to be less than was expected in its 2011-12 Budget, with growth of 2.25% forecast for 2011-12 compared to the 2.5% forecast in the 2011-12 Budget. Forecast growth in employment remained unchanged at 1.0% in the 2011-12 Half-Yearly Review, which is the same as in the 2011-12 Budget. The 2011-12 Half-Yearly Review estimates that in 2011-12, inflation will be toward to bottom of the RBA’s 2%-3% target range, with Sydney Consumer Price Index expected to grow by 2.0%.

While the outlook for the NSW economy is that economic activity should continue to improve in the short and medium term, there are a number of downside risks and upside possibilities around the outlook for the economy during 2011-12, including the following:

•

The sovereign risk concerns of European countries, particularly Greece, Italy, Portugal, Ireland, and Spain, have seen renewed financial market volatility and risk aversion. The current crises in Europe are threatening the whole region and endangering the Euro, while the continued financial market instability is undermining global economic growth. Following the global financial crisis in 2008-09, high levels of government borrowing used to support demand, and in some cases to support financial institutions, have placed the fiscal positions of many advanced economies in large deficits, which in some cases are expected to continue in the short term. There is a possibility that heightened investor concerns, partially reflected in yields on sovereign debt, may crowd out private sector borrowing and delay recovery. More generally, there is the risk that high levels of government debt and the consequent need for fiscal consolidation over the medium term will inhibit future policy responses and leave economies exposed to new shocks.

•

The banking and financial sector, especially in Europe, is under significant stress from bad debts and sovereign risk and the upcoming requirement to increase core capital levels under Basel III. As both financial institutions and countries are being downgraded or placed on negative watch by the ratings agencies, and some countries face a high probability of defaulting on their debts, many banks are carrying a significant amount of risky assets on their balance sheets, increasing the chances of further losses. As a result, the cost of funding has increased and it is harder for businesses to borrow for legitimate purposes. This is expected to have carry on effects on Australian banks and businesses that source their funding from overseas.

•

Private demand in advanced economies will have to rise as public spending is cut back. While this is taking place in the United States and Asia, low levels of consumer and business confidence is inhibiting any increase in private demand in Europe. High levels of excess capacity, household deleveraging, fiscal consolidation and ongoing financial sector strains are having a significant negative effect on private demand growth.

•

The upside possibility of the domestic demand recovery being stronger than expected would likely occur as a result of faster growth in the United States and the Asia region, and larger than expected increases in commodity prices. Resource sector investment and national income gains could outperform expectations and lead to stronger growth. This would see capacity constraints and skill shortages re-emerge earlier than expected, putting pressure on wage growth and inflation. Higher than expected interest rates would be expected to moderate the recovery in housing investment and soften consumer spending. Currently, however, it does not appear likely this will be the case, and any further movement in interest rates over the short and medium term is likely to be downwards. The last two interest rate changes by the RBA occurred in November and December 2011, and both have been a reduction of 25 basis points. The two 25 basis point reductions have shifted the RBA’s monetary policy stance from being mildly contractionary to being broadly neutral, with the official cash rate at 4.25% as of December 2011 and lending rates at around the average level of the last decade.

The table below shows the performance of the various components of GSP over the last five fiscal years for NSW and Australia. Although GSP results for NSW are released only annually, results for most of the main aggregates (i.e., household and government consumption, and private business, dwelling and government investment) are released quarterly. While the table below shows outcomes as recorded in the annual release, where possible, the accompanying commentary refers to more recent data.

Annual percentage growth in main expenditure categories of NSW and Australian GSP

	NSW & Australia GSP – Main Expenditure Aggregates(1)
	2006-07		2007-08		2008-09		2009-10		2010-11
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Household Final Consumption Expenditure	4.2	4.4	4.4	4.7	-0.8	0.1	2.9	2.5	3.2	3.4
Private Business Investment	-0.5	7.4	16.8	13.9	-2.9	2.3	0.8	-5.1	3.1	6.5
Plant & Equipment	-3.3	2.8	25.7	19.9	-6.6	-3.7	5.9	-4.9	1.2	3.6
Non-residential Construction	-1.6	12.3	7.3	7.1	2.0	10.1	-8.7	-8.1	4.1	10.1
Dwelling Investment	-9.0	-0.2	-1.1	1.9	-4.8	-1.5	1.2	1.2	9.8	2.8
Public Final Demand(2)	1.4	4.2	2.8	4.2	3.5	3.7	5.7	6.6	3.5	2.8
State Final Demand	2.3	4.5	5.4	5.8	-0.4	0.9	3.2	2.3	3.3	3.4
Goods & Services Exports	3.5	3.8	1.6	3.2	0.8	1.8	-0.6	4.0	3.3	0.6
Goods & Services Imports	9.9	8.9	14.3	14.6	-6.2	-4.4	8.7	5.1	12.1	8.4
Gross State Product	2.1	3.8	2.9	3.8	0.8	1.4	2.2	2.3	2.2	2.1

(1)	Chain volume measures (Base year = 2008-09).
(2)	Includes both Government consumption and investment.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2010-11 (latest available).

Household Final Consumption Expenditure

Household spending growth accelerated throughout the period of 2005-06 through to 2007-08, due to falling unemployment, rising employment growth and increasing disposable household income. Spending declined in 2008-09 as the global financial crisis and economic downturn impacted the NSW labor market and consumer confidence. In 2009-10, spending recovered modestly, as economic conditions improved and stimulus programs took effect. Household consumption grew stronger in 2010-11, up 3.2%, but is still below the rates exhibited before the global financial crisis.

In the September quarter 2011, NSW household consumption rose 1.1% compared to the June quarter 2011, to be 3.6% above September quarter 2010 levels. In annual growth terms, household consumption has been positive since the June quarter 2009, and has averaged 2.9% over the last eight quarters, reflecting unchanged interest rates from November 2010 until November 2011.

Private Business Investment

Investment reached record levels in 2007-08, with growth of 16.8% compared to 2006-07, after solid rises in the four fiscal years from 2002-03 to 2005-06 of 12.1% annualized growth. However, in 2008-09 business investment declined due to the global financial crisis and economic downturn.

In real terms, private business investment fell 2.9% in 2008-09 from the level in the previous year. This was principally the result of the global financial crisis limiting the availability of credit, lenders tightening their loan conditions, significant falls in business and investor confidence and worsening economic conditions. In 2009-10, there was a modest rebound in investment, growing by 0.8%. While this was assisted initially by Australian Government stimulus programs, such as the Building the Education Revolution and temporary tax concessions on machinery and equipment, it was later supported by improving financial markets, improved access to credit and returning confidence. Private business investment grew by 3.1% in 2010-11, mainly as a result of non-dwelling construction, which grew at 4.1%, and, to a lesser extent, spending on machinery and investment, which grew by 1.2%.

Compared to the September quarter 2010, private business investment in the September quarter 2011 was 0.8% higher, a moderate increase compared to the 8.8% growth through the year to September 2010. As of December 2011, business surveys are reporting around-trend levels of business conditions and confidence, and a return to average levels of capacity utilization. This renewed caution has followed positive business confidence and conditions for most of 2010-11 and is mainly due to concerns about the global economy and possible impacts on Australia, as well as the pressure from a sustained historically high exchange rate. Investment intentions are recovering but caution remains outside of the mining sector. NSW would, however, benefit from expected continued strong demand for thermal coal.

Between 2005-06 and 2010-11, annual growth in machinery and equipment investment has averaged 4.0% per annum, compared to 0.4% per annum for non-residential construction. Non-residential construction contracted in 2009-10. Machinery and equipment investment growth grew strongly in 2009-10 at 5.9%, while in 2010-11, it was softer, at 1.2%. In the September quarter 2011, machinery and equipment investment fell by 1.5%, after rising by 12.7% in September 2010, and non-dwelling construction was 0.9% higher than in the September quarter 2010.

Dwelling Investment

Dwelling investment expanded in 2010-11 by 9.8%, as a result of stable interest rates throughout the fiscal year and housing stimulus measures at both State and Federal levels, although most of the programs were either winding down or finished completely in 2010-11. This expansion is the second year of growth since 2003-04. In the five years prior to 2009-10, dwelling investment had declined an average of 6.1% per annum.

During 2009-10 a number of stimulus programs were in effect which influenced the result. These included the State measures of the A$3,000 First Home Owner Supplement (initially introduced in the 2008-09 Budget but extended until the end of June 2010) and the Housing Construction Acceleration Plan introduced in the 2009-10 Budget, which provided a 50% reduction in stamp duty for qualifying homes. The Australian Government’s A$7,000 First Home Owners Grant was also in effect during the period.

Dwelling investment in 2011-12 is expected to continue to improve (although at a more moderate pace than in 2010-11), underpinned by low rental vacancies, solid growth in rental prices, rising population growth and modest employment generating strong underlying demand. Furthermore, falling interest rates should improve housing affordability. The broader housing market has eased with growth in house prices falling 0.3% through the year to the September quarter 2011 after a 0.4% decrease through the year to June quarter 2011. Nationally, house prices fell by 2.2% through the year to the September quarter 2011.

Furthermore, housing construction stimulus measures, such as zero stamp duty for off the plan purchases of new homes up to A$600,000 in the pre-construction stage, a 25% stamp duty cut for the next year for off the plan purchases of newly constructed homes and other measures announced in the 2010-11 Budget are expected to support an ongoing recovery.

Public Final Demand

In 2010-11, public final demand in NSW grew by an aggregate of 3.5% in real terms, a result less than the stimulus driven growth of 5.7% in 2009-10 but in line with the average growth of 3.4% over the last five years.

Government consumption, which consists principally of providing services such as education and health, contributed 2.2 percentage points to public final demand growth in 2010-11. In 2010-11, public investment, which consists principally of building public schools, hospitals, roads, electricity transmission and distribution networks, added 1.3 percentage points to public final demand.

The principal reason for this is the phasing out of the Federal infrastructure stimulus, in particular the Building the Education Revolution program, which provided Federal funds for the construction of school infrastructure.

In the September quarter 2011, public final demand was 2.5% lower than in the September quarter 2010. This result was due to the 15.2% fall in public investment due to the unwinding of the federal stimulus packages, such as the Building the Education Revolution program, which detracted 4.0 percentage points from public demand growth, fully offsetting the 2.0% rise in Government consumption which added 1.5 percentage points to public final demand growth. Public sector demand is expected to detract slightly from GSP growth in 2011-12 as stimulus capital programs continue to wind down.

Continued spending is expected in order to provide appropriate service levels. Over the four years to 2014-15, New South Wales plans to undertake an infrastructure investment program worth A$62.6 billion. This includes A$15.1 billion in 2011-12 and an average of A$15.8 billion per annum in the following three fiscal years. Pending a new agreement with the Australian Government concerning transport funding from 2014-15, infrastructure spending is expected to peak in 2013-14 with the completion of the Royal North Shore Hospital redevelopment as a public private partnership. Additionally, the Australian Government’s Economic Stimulus Plan significantly increased capital expenditure in New South Wales in 2009-10 and 2010-11 (A$3.0 billion and A$1.7 billion, respectively). The program ranges from the construction of major infrastructure, such as roads, railways and hospitals to the acquisition and maintenance of minor plant and equipment.

State Final Demand

State Final Demand is the sum of public and private consumption and investment spending.

NSW Final Demand growth in 2010-11 was one of the higher growth experienced among the Australian states. State Final Demand in 2010-11 grew by 3.3% for NSW, compared with 3.3% for Victoria, 3.0% for Queensland, 1.4% for South Australia, 6.5% for Western Australia, 2.5% for Tasmania and 3.4% for Australia as a whole.

In the September quarter 2011 compared to the September quarter 2010, NSW Final Demand grew by 1.2%, compared to 4.6% growth for the whole of Australia. The relatively weaker result for NSW compared to the national result was primarily due to the strong mining sector investment in Queensland and Western Australia and the flood recovery in Queensland, both of which enhanced the national result. The 2011-12 Half-Yearly Review forecasts that NSW Final Demand growth will be 2.5% in 2011-12 from 3.3% in 2010-11.

Net Exports

Net exports detracted from overall growth in 2010-11, mainly due to a strong rebound in merchandise imports. This rise reflected stronger economic growth both in NSW and nationally, as the majority of Australian imports come through NSW in the first instance. NSW exports have continued to grow despite the drought (which has affected NSW intermittently since 2002-03 through 2009-10), a relatively small exposure to the resources boom and a higher Australian dollar exchange rate. Exports grew 3.3% in 2010-11, reversing the 0.6% fall recorded in 2009-10. This growth was due principally to a rise in coal exports.

NSW merchandise exports were up 10.3% in the September quarter 2011 compared to the September quarter 2010 in real terms; at the same time, NSW merchandise imports were 8.8% higher than a year ago. This increase in merchandise imports is a result of improving domestic economic activity and the strength of the Australian dollar.

Main Economic Indicators – NSW and Australia

	2006-07		2007-08		2008-09		2009-10		2010-11
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Gross State Product (Year % growth, real)(1)	2.1	3.8	2.9	3.8	0.8	1.4	2.2	2.3	2.2	2.1
State Final Demand (Year % Growth, real)(1)	2.3	4.5	5.4	5.8	-0.4	0.9	3.2	2.3	3.3	3.4
Employment (‘000)(2)	3,321.0	10,423.6	3,418.4	10,741.1	3,440.7	10,917.9	3,480.8	11,066.8	3,588.2	11,387.6
Employment (Year % Growth)(2)	2.1	3.1	2.9	3.0	0.7	1.6	1.2	1.4	3.1	2.9
Unemployment rate (%)(2)	5.0	4.5	4.6	4.2	5.7	4.9	5.7	5.5	5.1	5.1
Increase in consumer prices (%)(3)	2.7	2.9	3.0	3.4	3.1	3.1	2.3	2.3	3.0	3.1
AWE (ordinary time) ($, nominal)(4)	1,098	1,054	1,139	1,106	1,183	1,167	1,250	1,231	1,298	1,283
Population (Year % Growth)(5)	1.1	1.7	1.5	1.9	1.6	2.1	1.4	1.8

(1) Source	ABS 5220.0, Australian National Accounts: State Accounts, 2010-11.
(2) Source:	ABS 6202.0 Labour Force, Australia, November 2011, year average terms unless otherwise specified.
(3) Source:	ABS 6401.0 Consumer Price Index, Australia, September quarter 2011, in year average terms. The ABS publishes the CPI for capital cities only. Thus, the data for NSW relates to the CPI for Sydney and the data for Australia relates to the average of the CPI for the eight capitals of each of Australia’s states and territories.
(4) Source:	ABS 6302.0 Average Weekly Earnings, Australia, August quarter 2011. Calculated as the average of the four quarters ending May each fiscal year.
(5) Source:	ABS 3101.0 Australian Demographic Statistics, March quarter 2011.

Employment

During 2010-11 total employment in NSW grew 3.1% compared to the previous fiscal year’s growth of 1.2%, reflecting the recovery in economic activity. At June 30, 2011, the total number of persons employed in NSW was approximately 3.58 million, or 31.3% of the Australian total.

The NSW unemployment rate averaged 5.1% during 2010-11, the same as the national average. In the first five months of 2011-12, the NSW unemployment rate has averaged 5.3%, slightly above the national average of 5.2%. The unemployment rate for the State and nationally had been trending down from May 2009 until March 2011, bottoming out at 4.9%, as economic conditions improved. As global growth concerns and the fallout from Europe’s debt crisis started affecting NSW, the State’s unemployment rate increased 0.4% to 5.3% in July 2011. NSW’s exposure to the global financial developments is relatively greater than that of the other States as a greater proportion of the NSW economy is comprised of the Property & Business Services and Finance and Insurance industries.

Number of Employed (in thousands) by Industry 2007 – 2011

	For the twelve months ending August 31,
Industry(1)	2007	2008	2009	2010	2011
Agriculture, Forestry & Fishing	98.6	90.2	91.1	101.8	93.7
Mining	24.6	27.3	32.3	34.5	38.8
Manufacturing	302.6	315.0	305.2	302.6	294.8
Electricity, Gas, Water and Waste services	28.5	33.0	41.4	43.5	42.9
Construction	288.4	297.0	295.4	289.8	289.3
Wholesale Trade	135.7	131.2	131.3	140.3	139.1
Retail Trade	374.4	402.2	378.5	363.0	383.5
Accommodation, & Food services	235.0	244.7	242.2	242.4	260.7
Transport, Postal & Warehousing	179.5	194.0	189.0	188.8	200.7
Information Media & Telecommunications	95.8	82.9	86.0	81.1	83.6
Financial & Insurance services	174.6	169.6	173.5	167.6	174.3
Rental, Hiring & Real Estate services	63.7	54.9	57.0	59.0	63.1
Professional, Scientific & Technical services	256.9	274.4	275.4	297.8	304.7
Administrative & Support services	114.8	101.7	112.3	120.7	125.8
Public Administration & Safety	186.7	184.3	208.1	201.5	204.5
Education & Training	233.3	245.0	242.2	256.3	266.4
Healthcare & Social Assistance	345.1	360.1	364.4	393.4	414.6
Arts & Recreation services	51.0	56.0	60.5	55.1	59.7
Other services	136.6	154.2	145.1	146.3	152.5
Total	3325.6	3417.6	3430.7	3485.3	3592.7

(1)	Based on year average to the August quarter 2011.

Source: ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2011.

Employment growth in Agriculture eased over the four years to 2009, partially for structural reasons as the NSW economy became more service-oriented, but also due to the effects of intermittent drought. After improving in 2010, employment levels in agriculture reverted to 2008-09 levels by August 2011. Mining employment growth remains the outstanding performer, accelerating in recent years. It grew by 6.7% in the 12 months to August 2010, after recording an 18.5% growth the previous year, and employment in mining grew faster than in any other industry in 2010-11, recording a 12.4% growth in the 12 months to August 2011. The Financial and Insurance services industry has recorded annual average employment growth of 1.2% per annum since August 2006. With employment numbers falling in the aftermath of the global financial crisis, the industry recorded a 3.4% decrease in the 12 months to August 2010. This fall in the financial sector was reversed by August 2011, with employment growing by 4.0% on an annual basis. Employment growth in the other professional advisory services sectors of Rental, hiring & real estate services, Professional, scientific & technical services and Administrative and support services has been positive with growth of 7.1%, 2.3% and 4.2% in the 12 months to August 2011, respectively.

Consumer Prices

Through the year to the September quarter 2011, the Sydney CPI rose 3.7% compared to 2.6% through the year to the September quarter 2010. The CPI for the Australian Capital City average increased 3.5% and 2.8%, respectively, in the same two periods.

The results for the year to the September quarter 2011 for Sydney were comparable with the capitals of the other States, with Melbourne’s inflation rate at 3.6%, Brisbane’s at 3.1%, Adelaide’s at 4.0% and Perth’s at 2.8%.

Income

Income Measures

	Gross Income Per Capita	Average Weekly Earnings(1)	Average Weekly Earnings(1)
	(A$)	(A$)	(A$)
	2010-11	2009-10	2010-11
New South Wales	53,788	1,250.20	1,298.30
Victoria	50,328	1,197.80	1,239.85
Queensland	49,791	1,213.56	1,261.98
South Australia	49,525	1,129.83	1,167.75
Western Australia	59,493	1,339.43	1,429.55
Tasmania	47,250	1,063.18	1,126.10
Australia	52,731	1,231.28	1,282.53

(1)	Does not include overtime or bonuses.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2010-11 and ABS 6302.0, Average Weekly Earnings, Australia, August 2011. Average weekly earnings for 2009-10 are calculated as the average of the four quarters ended May 2010, and for 2010-11 they are calculated as the average of the four quarters ended May 2011.

NSW’s per capita income rose by 5.7% in 2010-11 (latest data available) and for the 2010-11 fiscal year average weekly earnings increased 3.9%, in annual average terms. Over the same periods, Australia’s per capita income grew by 6.0% while average weekly earnings rose 4.2%. The weaker per capita income results for NSW are a result of slower economic growth compared to the national average, which was further lifted by high per capita income in Western Australia, which grew by 10.0%. Furthermore, slower economic conditions in NSW have led to lower labor demand and lower average weekly earnings growth when compared to the national average.

Over the last five years, NSW annual per capita income growth has averaged 4.8% per annum. After recording 6.6% growth in 2007-08, per capita income growth eased further to 3.5% growth in 2008-09 and then more than halved again to 1.3% in 2009-10 due to the economic slowdown and lingering low wage growth from 2008-09 persisting into 2009-10.

Population

As at March 31, 2011 (latest available), the NSW population totaled approximately 7.28 million, or 32% of Australia’s population. This compares to approximately 25% for Victoria, approximately 20% for Queensland and approximately 10% for Western Australia.

NSW’s annual population growth reached a low of approximately 0.5% in the June quarter 2004 and has been steadily increasing since then, reaching approximately 1.7% annual growth for the December quarter 2010. For the corresponding periods, the Australian population grew by approximately 1.2% and 2.2%, respectively. Since then, NSW population growth has trended down again, in line with the national average, as overseas migration was slowed by the Australian government, and the number of long term student visa holders decreased due to the relatively high Australian dollar and other factors. Through the year to March 2011, NSW population growth was 1.1%, equal to its 20 year average, while nationally, the figure was 1.4%, 0.1% higher than the 20 year average.

Of all the Australian States, NSW has historically received the most migrants from overseas and lost the most people to interstate migration. This has particularly been the case until the global financial crisis, as the opportunities presented by the resources boom induced people to relocate from NSW to the resource-rich States of Queensland and Western Australia. Whether this trend will change in future depends on the relative attractiveness of NSW compared to other states. This attractiveness is dependent on employment opportunities and housing affordability among other factors.

Economic Strategy

In general, there is little that Australian state governments can do to affect macroeconomic policy in Australia. To a large extent, the States’ economic cycles are determined by monetary policy through the RBA, Australian Government fiscal policy, international demand for Australian goods and services and the Australian dollar exchange rate.

The primary functions of Australian state governments are to (i) provide public services, such as education, health and transport, (ii) regulate private sector activity through the passage of laws, and (iii) levy taxes and charges so that the state government can carry out its functions. Ensuring that the NSW Government performs these functions well is essential for the smooth running of the NSW economy. To this end the NSW Government has set out its economic goals and priorities in its 2011 “NSW 2021 A Plan to make NSW number One”.

The broad economic goals of the NSW Government are to promote economic growth, improved service quality, strengthen local communities and the environment and increase Government accountability. In order to achieve these goals, the NSW Government has established the following five priorities:

•

Rebuild the Economy, which aims to promote economic growth in NSW and establish the State as the first place in Australia to do business. To achieve this goal, the plan focuses on strengthening State finances, targeting employment growth, construction of new infrastructure, release of land for housing, development of growth opportunities in critical regions and industries, and increasing public sector efficiency.

•

Return Quality Services, which seeks to provide the best transport, health, education, policing, justice and family services with a focus on the citizens of NSW. The goals include providing real time information for road, transport and hospital users, provision of new public transport services, creation of an electronic transport ticketing system and providing more hospital beds and nurses.

•

Renovate Infrastructure, which seeks to build the infrastructure required economically and socially. To further this goal, NSW established Infrastructure NSW to provide advice regarding infrastructure requirements and set specific goals, including the creation of a 20 year State Infrastructure Strategy with five year funding plans and the construction of the north west and south west rail links and a new Sydney convention and exhibition center.

•

Strengthen NSW local environment and communities, which aims to improve people’s lives by protecting natural environments and building a strong sense of community. Goals include the creation of new national parks, A$47 million funding for sport and recreation infrastructure and the reallocation of decision making to local communities and those impacted by the decisions.

•

Restore accountability to Government, which aims to promote honesty in dialogue between the community and the NSW Government, return planning powers to the community and give people the opportunity to express opinions on decisions that affect them. Goals include returning of planning powers to local communities, increasing access to Government information and establishing customer service and public service commissions.

Key Fiscal Aggregates

“Key Fiscal Aggregates” are some of the more important items within the budget accounts which would interest investors and others analyzing the accounts.

To carry out its functions, the NSW Government collects revenues from a variety of sources. The most significant of these are General Purpose Payments made by the Australian Government to the States and Territories. These payments are based on collections of the Goods and Services Tax (“GST”), which is a broad-based value added tax levied by the Australian Government on most goods and services consumed in Australia. The GST applies at a uniform rate of 10%. Other revenue sources for the NSW Government include payroll tax, purchaser transfer duty, land tax, mining royalties and Specific Purpose Payments. Specific Purpose Payments are payments made by the Australian Government to the States and Territories for particular policy areas. They differ from General Purpose Payments in that the States and Territories can spend General Purpose Payments as they see fit. See “Financial Relationship with the Commonwealth of Australia — Specific Purpose Payments” for more details.

The bulk of NSW Government expenses relate to employee costs (wages, leave expenses, superannuation) and other operating costs incurred in day to day service provision.

As the NSW Government is mainly responsible for service provision, expenses tend to exhibit steady growth over time and are essentially driven by demographic factors. Conversely, revenues are more cyclical in nature and tend to fluctuate more depending on the prevailing economic environment (see “New South Wales Government Finances — Structural and Cyclical Budget Impacts”).

The table below shows both revenues and expenses for the General Government sector since 2007-08. In the 2008-09 Budget, a new accounting standard (AASB 1049) was adopted for the first time. This meant that road grants from the Australian Government previously accounted for in the fiscal year the related capital spending was incurred are now accounted for in the year the grants were received. This detracted from the budget outcomes of 2007-08, 2008-09 and 2009-10 by A$336 million, A$469 million and A$93 million, respectively.

Key Fiscal Aggregates(1)

	Actual	Actual	Actual	Actual	HYR(2)
	2007-08	2008-09	2009-10	2010-11	2011-12
	(A$ million)
General Government Sector
Total Revenues - of which:	47,434	49,669	56,328	57,144	59,351
Taxation	18,554	17,855	19,129	20,395	20,519
Grant Revenue
- Commonwealth - general purpose	11,942	11,974	13,419	13,900	14,848
- Commonwealth - specific purpose	7,586	6,573	6,554	6,860	6,884
- Commonwealth - National Partnerships	—	3,145	6,367	4,215	5,155
- Other grants and contributions	559	604	643	642	604
Sale of goods and services	3,663	4,024	4,316	4,658	4,891
Interest income	454	416	322	468	496
Dividends and income tax equivalent income from other sectors	2,028	2,029	2,322	2,412	1,824
Fines, regulatory fees and other revenue	2,355	3,020	3,256	3,594	3,738

Total Expenses - of which:	46,499	50,530	55,339	55,804	59,536
Employee expenses	20,517	22,078	23,073	24,434	25,784
Superannuation expenses
- Superannuation interest cost	477	701	951	835	874
- Other superannuation expenses	1,902	1,961	2,120	2,210	2,271
Depreciation and amortization	2,467	2,614	2,769	2,818	3,053
Interest expenses	1,300	1,468	1,653	1,826	2,085
Other property expenses	—	1	1	1	1
Other operating expenses(3)	10,220	10,959	11,588	12,281	13,289
Grant expenses
- Current grants and subsidies	7,348	7,703	7,987	8,905	9,579
- Capital grants	2,268	3,044	5,197	2,494	2,601

Net Operating Balance	935	(862)	989	1,340	(185)

Cash surplus/(deficit)(4)	(558)	(1,439)	(1,987)	(1,034)	(2,554)
Purchases of non-financial Assets(5)	4,438	4,825	7,034	6,537	6,523
Net Worth	146,903	142,142	152,892	163,287	160,762

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard, where practicable. However, where some historic dissections have not been available, the financial information has been reported on a best available basis.
(2)	“HYR” means the NSW Government’s 2011-12 Half-Yearly Review.
(3)	Includes Treasurer’s Advance of $135 in 2011-12. This is an allowance for contingencies such as those associated with natural disasters and the costs of policy responses that may be required in the budget year.
(4)	This is the underlying cash balance (net of deposits to the Liability Management Fund).
(5)	Does not include assets acquired through finance leases.

The NSW Government is also undertaking an extensive capital expenditure program. Capital expenditure in 2011-12 is expected to reach A$15.1 billion (which includes projects funded by the Australian Government), a slight increase on 2010-11’s capital expenditure of A$14.9 billion. As at the 2011-12 Half-Yearly Review, capital expenditure over the four years to 2014-15 is expected to reach a cumulative total of A$62.6 billion, largely in line with the expectation as at the 2011-12 Budget. See “New South Wales Government Finances — Capital Program” for more detail.

The Budget Papers contain the NSW Government’s capital expenditure plans for the upcoming four fiscal years. The previous NSW Government published the State Infrastructure Strategy every two years and outlined the NSW Government’s proposed infrastructure program for the following 10 years. The latest State Infrastructure Strategy was released in 2008, and covers the period 2008-09 to 2017-18. The current State Government, in accordance with its State Plan, aims to publish a 20 year State Infrastructure Strategy with 5 year funding plans, though no release date has been set.

Economic Structure

In 2010-11, services industries8 accounted for approximately 66% of NSW total output and approximately 80% of NSW’s total employment (excluding the “Ownership of Dwellings” category, which refers to the actual and imputed rents earned by property investors and owner-occupiers and does not have any associated employment), with Property & Business Services9 and Finance & Insurance Services contributing the largest proportions. Other major NSW industries include Manufacturing, Construction and Retail Trade, while in the last five years Communication Services has averaged the greatest annual percentage growth in output of any NSW industry.

Furthermore, despite its small overall share of output and employment, Agriculture remains a vital industry to the NSW economy. The Murray-Darling Basin, the majority of which lies within NSW, was estimated to have produced almost 40% of Australian agricultural output during 2005-06 (the latest fiscal year for which data is available).

The table below shows the share of total NSW and Australian output and employment by industry in 2010-11. Output for NSW is only available up to 2010-11. Employment data in the table is also provided for 2010-11 to provide a clear comparison between output and employment. In the industry discussion which follows, updated employment numbers for the twelve months ended August 2011 are used.

[8]	The ANZSIC 2006 industries which are considered “service” industries are: Electricity, gas, water & waste services, Wholesale Trade, Retail Trade, Accommodation & Food services, Transport, Postal & Warehousing, Information Media & Telecommunications, Financial & Insurance services, Rental, Hiring & Real Estate services, Professional, Scientific & Technical services, Administrative & Support services, Public Administration & Safety, Education & Training, Healthcare & Social Assistance, Arts & Recreation services and Other services.
[9]	Since the ABS has adopted ANZSIC 2006 classifications, “Property & Business Services” has been broken down by “Rental, hiring and real estate services”, “Professional, scientific and technical services” and “Administrative and support services”. For the purposes of this report, these categories have been re-aggregated in order to more accurately capture impacts on the predominantly services-based NSW economy.

Industry Output and Employment, 2010-11

	Output				Employment(1)
Industry	Value(2) (A$ million)		Share of NSW	Share of National	Number (000)	Share of NSW	Share of National
Agriculture, Forestry & Fishing	7,062.0		1.7%	22.5%	99.6	2.8%	28.3%
Mining	10,663.0		2.5%	11.1%	37.9	1.1%	18.4%
Manufacturing	36,010.0		8.6%	33.4%	300.0	8.4%	30.2%
Electricity, Gas, Water & Waste services	9,451.0		2.3%	32.7%	47.6	1.3%	31.4%
Construction	24,579.0		5.9%	24.1%	287.3	8.0%	27.8%
Wholesale Trade	17,757.0		4.2%	32.4%	141.5	4.0%	34.3%
Retail Trade	17,302.0		4.1%	29.3%	376.0	10.5%	30.5%
Accommodation & Food services	11,374.0		2.7%	38.0%	253.5	7.1%	32.7%
Transport, Postal & Warehousing	20,237.0		4.8%	29.2%	198.9	5.6%	34.1%
Information Media & Telecommunications	18,865.0		4.5%	44.5%	81.5	2.3%	37.8%
Financial & Insurance services	56,592.0		13.5%	44.2%	170.4	4.8%	42.0%
Rental, Hiring and Real Estate services	9,669.0		2.3%	36.2%	65.1	1.8%	31.6%
Professional, Scientific & Technical services	29,215.0		7.0%	33.7%	305.9	8.5%	35.5%
Administrative & Support Services	12,255.0		2.9%	38.0%	124.2	3.5%	31.1%
Public Administration & Safety	19,304.0		4.6%	29.6%	201.3	5.6%	28.5%
Education & Training	18,626.0		4.4%	31.7%	270.0	7.5%	31.1%
Healthcare & Social Assistance	23,096.0		5.5%	31.1%	413.2	11.5%	32.0%
Arts & Recreation services	3,826.0		0.9%	34.2%	56.3	1.6%	27.9%
Other services	7,607.0		1.8%	33.6%	149.8	4.2%	32.7%
Ownership of Dwellings	35,739.0		8.5%	33.7%	—	—	—
Total	419,895	(3)	100.0%	31.8%	3,580.5	100.0%	31.5%

(1)	Based on year average to May 30, 2011.
(2)	In constant 2009-10 dollars.
(3)	Components will not add to total as the value of taxes, subsidies and the statistical discrepancy have been omitted.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2010-11, and ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2011.

Property & Business Services

Property & Business Services is an amalgam of the Rental, Hiring & Real estate services, Administrative & Support services and Professional, Scientific & Technical services industries. In terms of output share, the Property & Business services sector is NSW’s second largest industry. In 2010-11 the group made up 12.2% of NSW output and contributed 35.1% to the national industry total. NSW, in particular Sydney, is regarded as the business and financial center of Australia, being home to:

•	81% of Asia Pacific finance and insurance regional offices;

•	81% of the headquarters of Australia’s domestic and foreign banks;

•	76% of all information and communications technologies regional headquarters;

•	75% of the headquarters of multinational pharmaceutical companies;

•	73% of property and business services regional offices; and

•	48% of the top 500 companies, on a revenue basis, in Australia.

Activity in the property sector was slower following the end of the housing boom in late-2003. This situation was aggravated by the effects of the global financial crisis and economic downturn, especially as job security became more of a concern.

In response to the global economic downturn, and in addition to the RBA cutting its official cash interest rates from 7.25% in August 2008 to 3.00% in April 2009, the Australian and then NSW Governments announced measures designed to stimulate the property market by supporting housing market activity and encouraging investment in new dwelling supply. The Australian Government increased First Home Owner Grants from the original A$7,000 to A$14,000 for purchases of existing homes, and increased the grant to A$21,000 for purchases of newly built homes. The then NSW Government offered an additional A$3,000 to first home buyers purchasing a newly built homes, while halving the transfer duty payable on newly built homes (valued under

A$600,000) for non-first home buyers. All of these measures concluded by the end of June 2010, and largely had the desired effect of supporting housing market activity and investment. Following this, and in response to affordability concerns, the then NSW Government announced a two year housing supply strategy in the 2010-11 Budget to boost housing construction and support the housing recovery. The current Government’s policy, which was announced in the 2011-12 Budget, is that only first home buyers of newly built homes will continue to receive an exemption from transfer duties payable on the sale of dwellings. This measure is planned to take effect from January 1, 2012. However, while official cash interest rates stand at 4.25% as at December 2011, still considered a relatively low rate in historical terms, mortgage rates are now only slightly below the average levels of the last decade principally due to higher funding costs of financial institutions and wider risk premia.

In the 12 months to August 2011, about 494,000 people were employed in this sector on average, an increase of 3.4% on the 12 months to August 2010.

Financial and Insurance Services

The Financial and Insurance services industry is a key NSW industry whose importance in terms of both employment and output has grown over the last 20 years. In 1990-91, the industry’s output share was 7.9% compared to 13.5% two decades later in 2010-11, and is now NSW’s largest industry. Employment in the Finance and Insurance industry in NSW grew at an average rate of 0.4% per year over the last five years to May 2011. As the table above shows, in 2010-11 it comprised about 44% of Australia’s Finance and Insurance output and about 42% of Australia’s Finance and Insurance employment.

Major government and financial institutions, such as the RBA, Australian Securities Exchange and Australian Financial Markets Association, are all located in Sydney.

The banking, equities, managed funds, foreign exchange and futures sectors are all represented within the Finance and Insurance industry. The industry is aided by Australia’s regulatory environment and reputation for relative financial stability and solvency.

While the global financial crisis had a negative impact on this sector it has been recovering steadily in both employment and output in the two years since the crisis peaked in 2008-09. During the 12 months to August 2011, employment in this industry averaged about 174,000 people, which was 4.0% higher than a year ago. The sector is, however, exposed to recent global financial instability emanating from European sovereign debt concerns.

Manufacturing

Manufacturing is another important industry to the NSW economy. In 2010-11, it constituted 8.6% of total NSW output and 33.4% of Australian total manufacturing output. It is a major export contributor, contributing approximately 25% to NSW’s total exports on average over the past five years. Major export partners include the United States, Japan, New Zealand and China. NSW’s top exports include medicinal and pharmaceutical products, office machines and computing equipment, and professional, scientific and controlling instruments. More detail about manufactured exports is provided below under “— Trade”.

In recent years, the NSW manufacturing sector has been adversely affected by the historically high Australian dollar exchange rate driven principally by the global commodities boom. NSW manufacturing’s international competitiveness was expected to improve as the exchange rate fell from its July 2008 highs. However, since February 2009 the exchange rate has risen steadily with the Australian dollar achieving parity with the U.S. dollar late in 2010. Since then, the Australian dollar has continued to trade at around parity (as of December 16, 2011 the Australian dollar exchange rate stood at US$0.9962). While the dollar remains at these historically high levels (A$1.00 has averaged US$0.72 since its float in December 1983) it will likely restrain manufacturing growth in NSW going forward.

In 2009-10 (the latest year for which data is available), three subsectors accounted for over 40% of NSW’s total manufacturing sales and service income. These were food products (20.6%), primary metal and metal products (11.3%) and machinery and equipment (10.9%).

Growth in NSW Manufacturing output has been mixed in recent years, with the industry increasing by 7.6% in 2007-08 prior to the global financial crisis then declining 4.2% in 2008-09 at the peak of the global financial crisis. In 2009-10 the sector grew 0.4% due to pressure from the high level of the Australian dollar. Manufacturing output rose 3.3% in 2010-11 despite the high Australian dollar, which was primarily due to growth in oil refining and steel. Over the last five years, Manufacturing’s output growth has averaged 1.3% in NSW.

Manufacturing’s share of NSW employment has fallen consistently since 1997, from averaging 13.3% in the 12 months to August 1997 (the peak of Manufacturing’s share of NSW employment) to averaging 8.2% in the 12 months to August 2011. This decline is primarily due to a structural shift as the NSW economy moves more towards services and away from manufacturing – a pattern that is also noticeable for the Agriculture sector. During the 12 months to August 2011 there were about 295,000 people employed in Manufacturing on average, 2.6% lower than a year ago.

NSW Manufacturing Sales and Service Income(1)

Manufacturing Sub-sectors	2008-09	2009-10	Annual Change (%)
	(A$ million)
Food product manufacturing	21,860	23,489	7.5
Beverage and tobacco product manufacturing	4,996	5,787	15.8
Textile, leather, clothing and footwear manufacturing	3,025	2,959	-2.2
Wood product manufacturing	3,590	3,835	6.8
Pulp, paper and converted paper product manufacturing	2,744	2,915	6.2
Printing (including the reproduction of recorded media)	3,706	3,714	0.2
Petroleum and coal product manufacturing	NA	10,366	—
Basic chemical and chemical product manufacturing	10,197	10,335	1.4
Polymer product and rubber product manufacturing	4,143	4,396	6.1
Non-metallic mineral product manufacturing	4,909	4,563	-7.0
Primary metal and metal product manufacturing	15,677	12,908	-17.7
Fabricated metal product manufacturing	8,360	7,822	-6.4
Transport equipment manufacturing	6,787	6,155	-9.3
Machinery and equipment manufacturing	12,953	12,430	-4.0
Furniture and other manufacturing	NA	2,449	—
Total	125,005	114,123	-8.7

Source: ABS 8159.0, Experimental Estimates for the Manufacturing Industry, 2009-10 & 2008-09.

(1)	For 2008-09, the sales and service income of the “Petroleum and coal product” and “Furniture and Other” manufacturing sub sectors was not released in the publication but were included in total manufacturing sales and service income.

Construction

Construction constituted about 5.9% of NSW total output in 2010-11. In the 12 months to August 2011, there were, on average, 289,000 people, or 8.1% of total NSW, employed in the construction sector. Prior to 2010, growth in construction had been driven by non-residential construction. Dwelling construction activity accelerated during 2010 in response to various state and Federal government stimulus measures and low interest rates. Residential construction, along with dwelling building approvals, rose during 2010. While lower than their recent highs, residential building approvals as of October 2011 remain around average levels of the past five years.

Non-Dwelling Construction(1) and Dwelling Construction(2) – Percentage Shares of NSW Total Construction

As at June 30,
	2006	2007	2008	2009	2010	2011
Non-Dwelling Construction	44.5	46.5	48.5	50.2	47.6	46.3
Dwelling Construction	55.5	53.5	51.5	49.8	52.4	53.7
Total Construction	100.0	100.0	100.0	100.0	100.0	100.0

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2010-11.

(1)	Non-residential Construction includes building (e.g., shopping centers) and engineering (e.g., roads) construction.
(2)	Dwelling Construction includes new dwellings and alterations and additions (e.g., extensions).

Sydney house price growth rose strongly through 2009-10 with growth peaking at 19.5% through the year to March quarter 2010. Growth has eased in 2011, with prices over the three quarters to the September quarter 2011 only 0.4% higher than the same period in 2010. While the RBA’s reductions in interest rates in 2008 and 2009 resulted in improved housing affordability in 2009 and 2010, population growth in NSW has accelerated in the years leading up to 2011 resulting in a tight rental housing market. Population growth has eased recently, however, the rental market remains tight due to low levels of new residential construction until 2009. These factors are expected to support housing demand over the next few years which should also lead to improvements in dwelling construction activity. The RBA removed the emergency monetary stimulus and by November 2010, interest rates were at a slightly restrictive level, with the official cash rate at 4.75%. With domestic inflation and global and domestic activity forecasts recently revised lower by the RBA, reflecting heightened global uncertainty, the RBA lowered the cash rate by 0.25 percentage points in both November and December 2011. Lower rates are also expected to support the housing construction sector going forward.

In the September quarter 2011, non-residential construction rebounded strongly, growing 20.7% following declines of 14.1% and 2.7% in the June and March 2011 quarters, respectively. The improvement saw non-residential construction levels rise to 0.9% higher than in the September 2010 quarter. Engineering construction work (e.g. roads, bridges and mines) was responsible for the positive result while building construction (e.g., shopping centers and office blocks) detracted from growth. Engineering construction contributed 7.6 percentage points to the growth in total non-residential construction while building construction detracted 6.7 percentage points.

Retail Trade

In the 12 months to August 2011, the retail trade industry employed, on average, 10.7% of the NSW workforce, making it NSW’s second-largest employing industry behind Healthcare and Social assistance. The number of employed was 5.7% higher than the 12 months to August 2010, despite consumer caution regarding spending and subdued retail activity, with retail output rising 0.5% in 2010-11. Over 48% of those working in retail were part-time workers, the second-highest proportion behind the accommodation, cafes and restaurants industry (over 56%). By 2005-06 (the latest year for which data is available), there were more than 53,000 retail businesses in NSW10.

[10]	Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.

In terms of output, the retail trade industry contributed 4.1% to NSW total output in 2010-11. Over the last five years to 2010-11, retail industry output has grown on average by 2.3% per year.

During calendar year 2008, retail turnover declined due to the RBA’s tighter monetary policy stance early in the year, which impacted NSW consumers more than in the rest of Australia due to higher NSW house prices and mortgages, and the global financial crisis and accompanying economic downturn.

The first half of 2009 saw improvement as the Australian Government provided cash stimulus payments of A$900 to most Australian taxpayers while the second half of 2009 saw improvement due to improving consumer sentiment, lower gasoline prices and earlier interest rate cuts raising household disposable income. Retail trade moderated throughout 2010 as the RBA steadily raised its official cash interest rates to 4.75%, a level regarded by it as being mildly restrictive.

In the first quarter of 2011, retail activity stagnated before declining 1.4% in the June quarter as employment concerns reemerged and consumer confidence declined amid financial market volatility and fears arose regarding the economic outlook for the world, especially for the United States and Europe. The September quarter saw an improvement, with growth of 0.9%. The recent growth in retail activity along with the recent strengthening in employment and the RBA’s decision to cut rates by 25 basis points in November and December 2011 may provide support for further growth in the near term.

In the September quarter 2011, the largest proportion of retail turnover was concentrated in food retailing (about 41.0%). This was followed by household goods (principally furnishings, appliances and hardware – 17.1%), ‘other’ retailing (which includes pharmaceutical and recreational goods – 14.0%), cafes, restaurants and takeaway food (12.8%) and clothing, footwear and personal accessories (principally footwear, textiles and other soft goods – 7.6%)11.

Wholesale Trade

Wholesale trade employed on average 139,000 people, or 3.9% of the NSW workforce, in the 12 months to August 2011, a 0.8% decrease on the average level of employed in the 12 months to August 2010. In 2005-06 (the latest year for which data is available); there were over 31,000 wholesale businesses in NSW12.

Of these businesses, 31% were undertaking “other goods” wholesaling activities (e.g., textiles, clothing, household appliances, toiletries, books and magazines, etc.), 21% were wholesalers of basic materials (e.g., farm produce, chemicals and building supplies) and 20% were wholesalers of machinery and equipment (e.g., farm and construction machinery, computers, electrical equipment, etc.).

In 2005-06 (latest data available), the wholesale trade industry generated $121.9 billion in sales, with machinery and equipment generating the largest percentage (29%), followed by basic material wholesaling (24%) and “other goods” (20%).

Since a trough in 2003-04, wholesale trade industry output has grown by an annual average of 1.9%, making up 4.2% of total NSW output in 2010-11. Wholesale trade’s output share has been declining steadily however, as it made up 5.0% of total NSW output in 1989-90 (earliest data available).

Given the make-up of wholesale trade and its position in the supply chain (a supplier of intermediate goods and inputs), the recovery in economic activity and demand is expected to also have positive flow on effects on this sector.

[11]	Source: ABS 8501.0, Retail Trade, Australia, September 2011.
[12]	Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.

Tourism

While Tourism is an amalgam of a number of industries, such as transport, retail and accommodation, cafes and restaurants, it is an important industry in its own right for NSW. In 2008-09 it was estimated that the tourism industry directly accounted for approximately 160,300 jobs and indirectly accounted for a further 109,650 jobs. Generally, an industry is defined by the goods and services it produces. In the case of tourism, it is defined by the purchaser of goods and services (i.e., if they are bought by national/international visitors). For example, while the transport industry provides transportation services, those services bought by visitors will make up a part of the tourism industry. In the year to the June quarter 2011, NSW received over 2.8 million international visitors and more than 24.1 million domestic visitors. For both international and domestic visitors the main reason for visiting was for a “holiday or leisure”, followed by “visiting friends and relatives”. International visitors also named “business” as another major reason for coming to NSW.

Tourism appears to be recovering in the wake of the global financial crisis and economic downturn. Through the year to the June quarter 2011 domestic visitors to NSW rose 5.3% and international visitors rose 1.1% compared to the year to the June quarter 2010. Like other NSW exports, tourism is expected to be adversely affected by the historically high value of the Australian dollar, although any global growth in tourism would likely provide some offset. Tourism is also more of a discretionary good, meaning that consumers are likely to cut back consumption on tourism before they cut back on other, more necessary purchases.

Transport, Postal and Warehousing

Sydney Airport handles the bulk of Australia’s international air transport movements. In fiscal year 2010-11 about 42.3% of international travelers traveling through Australia came through Sydney Airport, more than the Melbourne (22.6%) and Brisbane (15.8%) airports combined. During 2010-11 (latest available), over the same period Sydney Airport handled 48.1% of all air freight transported into and out of Australia.

Newcastle Port is the largest coal export port in the world in terms of mass tonnage moved, having moved 108.3 million mass metric tons of coal in 2010-11 (latest available), compared to 97.1 million mass metric tons in 2009-10 and 90.5 million mass metric tons in 2008-09. Port Kembla is a multifunctional port which handles bulk, general and break-bulk cargo containers and cars. Currently, major exports from Port Kembla include coal and coke, grain, iron ore and steel products. In 2010-11, Port Kembla’s throughput (exports and imports) was 33.6 million revenue metric tons, compared to 31.0 million revenue metric tons in 2009-10 and 26.4 million revenue metric tons in 2008-09. There are two different measures for cargo. A “revenue metric ton” is the measure port authorities based their charging on while a “mass metric ton” is the physical weight of the commodity.

Port Botany is also being expanded to cater for anticipated growth in freight traffic. In 2010-11 (latest available) Port Botany handled 2.02 million Twenty-foot Equivalent Units (“TEUs”) up 4.8% from the 2009-10 result of 1.93 million TEUs though lower than the 8.1% rise achieved in 2009-10. This was due to the global financial crisis impacting trade in 2008-09 and then rebounding in 2009-10 as conditions improved. One TEU represents the cargo capacity of a standard shipping container 20 feet long, 8 feet wide and 8.5 feet high. In 2010-11, the main commodities to be exported from Port Botany were chemicals, cereals, machinery and transport equipment, paper and paper products and miscellaneous manufactured articles.

The NSW Government has announced that it will proceed to market with the long-term lease of Port Botany. For more information, see “—Business Asset Transactions” below.

The NSW ports are connected to an extensive network of rail and road infrastructure allowing for the transportation of goods within NSW, across Australia and internationally. In order to ensure that this ease of transportation is maintained, the NSW Government is investing in an Intermodal Logistics Centre in Enfield, a suburb of Sydney. This centre will form part of a network of existing and planned intermodal terminal facilities in Sydney and is projected to service around a quarter of the total intermodal demand per year.

The NSW road network covers approximately 184,800 kilometers and is being expanded and upgraded to retain its safety and viability. Current major road projects include continued expansion of the Pacific Highway (which links Sydney to Brisbane) and the upgrading and expansion of the Hume Highway (which links Sydney to Melbourne via Canberra).

The transport, postal and warehousing industry’s share of NSW output has been fairly steady since 1989-90 (earliest data available), averaging about 4.4% per annum to 2010-11. Since 2006-07, growth in the industry has accelerated as a result of the commodities boom; though fell in 2008-09 due to the economic slowdown. In 2009-10, transport, postal and warehousing output rebounded to rise by 5.3% and improved further in 2010-11 to grow 5.7% and make up 4.8% of total NSW output. During the 12 months to August 2011, transport and storage employed roughly 201,000 people on average, 6.3% higher compared to the previous year’s level. Employment growth eased through the 2008-09 and 2009-10 fiscal years, as levels retreated from all time highs (reached in the four quarters to May quarter 2008) due to the commodities boom. Employment in this sector improved in 2010-11 rising 7.6% to exceed the previous peak set in 2007-08.

Given the continued, albeit subdued, expansion in global economic activity, it is expected that activity in this industry will grow. As global trade improves there will be more importing and exporting. Domestically, rising activity in the commodity states of Queensland and Western Australia will lead to more demand for transport services to interstate destinations.

Education and Training

The education system in NSW caters to students from pre-school to post-graduate studies with education services being provided by both the private and public sectors. The government sector provides the bulk of services. The NSW Government is responsible for pre-schools, primary, secondary and trades education while the Australian Government is responsible for the universities.

In NSW in the 2010 calendar year (the latest calendar year for which data is available); there were approximately 2,231 public schools (from pre-school to secondary) with over 742,000 enrolled students, compared to just over 900 private schools. There were also over 130 Technical and Further Education (“TAFE”) campuses. All together, there were almost 98,000 full time equivalent teachers and support staff working within the public education system.

There are also 12 universities within NSW (including Australian Catholic University, which operates across a number of Australian states) with approximately 362,000 students in calendar year 2010 and over 33,000 full time equivalent staff in the calendar year 2011. Although universities are constituted under State law, they are mainly funded and administered by the Australian Government.

Over the last five years, the education and training sector has grown by an annual average rate of 2.3% per annum, while the industry’s share of total NSW output has remained largely unchanged at 4.4% in 2010-11, the same as in 2005-06.

Education is primarily driven by demographic factors, thus the global financial crisis and economic downturn has not had a significant impact on this sector, especially in the primary and secondary schooling levels.

The tertiary sector may suffer somewhat as slower global conditions in some overseas countries, tighter student visa conditions and the high value of the Australian dollar may mean fewer international students.

Healthcare and Social Assistance

Federal law provides that all Australian citizens have access to universal health care through the system known as “Medicare”. This is the national health insurance program which provides access to a doctor of choice for out-of-hospital care, free public hospital care and for specified optical and dental services. While the hospital systems are predominantly operated by the State Governments, the system of doctors, specialists and nursing homes is mainly the responsibility of the Australian Government as stipulated under the National Health Act 1953 (Cth).

The National Health Act states that the Australian Government is responsible for providing diagnostic and therapeutic services for medical practitioners and hospitals, and for patients of medical practitioners or hospitals. The Australian Government is also responsible for providing anything incidental to the diagnostic and therapeutic services. As such, the Australian Government sets the rates at which doctors ought to charge patients for various medical services and pays doctors for providing these services. The Australian Government is also responsible for administering the Pharmaceutical Benefits Scheme (“PBS”) which provides subsidized prescription medicine to all Australian residents and eligible overseas visitors.

In NSW, the main provider of health and community services is the NSW Government. The Department of Health is the largest agency in terms of State Budget funding per annum, while the Department of Community Services and the Department of Ageing, Disability and Home Care are both also among the top 10 agencies in terms of State Budget funding per annum.

During the 12 months to August 2011, there were about 415,000 people employed in the healthcare and social assistance industry in NSW, an increase of 5.4% over the 12 months to August 2010. Currently there are over 220 public hospitals, 89 private hospitals and more than 500 community, family and children’s centers across the State.

Since its trough in 1999-00, this sector’s share of total NSW output has grown from 4.3% share to 5.5% share in 2010-11. In the last five fiscal years, annual growth in output averaged 4.1% per annum, driven largely by the ageing of the NSW population and other demographic factors.

Ownership of Dwellings

This industry covers both owner-occupier and investor properties. The “output” generated by this industry is the actual rent accruing to owners of investment properties and the imputed rent earned by owner-occupiers (i.e., the rent owner-occupiers would have earned had they leased their property out). There is no labor associated with this industry.

This industry made up 8.5% of total output in 2010-11, having risen from its 1989-90 share of 8.1%. It recorded strong annual growth between the mid-1990s through to the mid-2000s consistent with the housing boom experienced by NSW during this time. In the last five years to 2010-11, annual growth has averaged 2.2% per year. Growth eased between 2004-05 and 2006-07 as the property sector slowed. However, in 2008-09 growth picked up to 2.5% and improved further in 2009-10 to 2.7%. Growth eased in 2010-11 to 2.3% as the RBA raised official cash interest rates to 4.75% from a low of 3.0% in 2009, and kept them unchanged through the end of 2010-11.

Public Administration and Safety

This category includes public servants at Federal, State and Local levels (excluding teachers and public sector health care workers). During the 12 months to August 2011, this industry made up 5.7% of total NSW employment, or around 205,000 people. Total employment in this industry rose by 1.5% compared to a year earlier. Over the last five years, employment growth has averaged 1.7% per annum.

Public Administration and Safety’s share of total NSW output has been declining, from a peak of 5.3% in 1991-92 to 4.6% in 2010-11. Over the last five fiscal years, output growth has averaged 2.0% per annum with 0.4% growth in 2010-11. However annual growth in this industry appears volatile, for instance in the years 2006-07 to 2010-11, output grew by rates of 3.4%, 1.1%, 4.8%, 0.3% and 0.4% (in chronological order).

Mining

Mining’s output share in 2010-11 was 2.5%, exactly in line with its historical average of 2.5% (going back to 1989-90 — the earliest data available). In 2010-11, output grew by 1.6%, compared to annual average growth of 3.1% per annum over the last five fiscal years. Given mining’s relatively small share of the NSW economy, NSW has not experienced the effects of the recent commodities boom to the same extent as resource-rich States like Queensland and Western Australia.

Employment grew by 12.4% in the 12 months to August 2011 in average annual terms, although this represents an absolute increase of about 4,200 positions. Over the five years to August 2011, employment in this sector grew by an annual average of 13.3%.

A continuation of the global economic recovery would be expected to have a positive impact on the mining sector. NSW’s main mining export is coal and its main destination is Japan. A moderate recovery in Japanese economic activity is expected to flow through to coal exports, leading to improved volumes, as will increased demand from China and India.

The Newcastle thermal coal spot price in the first half of 2011 averaged around US$133 per metric ton, 27.9% higher than over the same time in 2010. This was mainly due to supply disruptions domestically (floods in Queensland) and abroad in Indonesia and South Africa. As supply improves the Bureau of Resources and Energy Economics (“BREE”) expects thermal coal spot prices will ease though remain relatively high, supported by strong demand from India, China and Japan. Specifically, BREE forecasts thermal coal spot prices in the second half of 2011 to decline to US$120 and then to US$110 in 201213.

Information Media and Telecommunications

In 2010-11, this sector (which includes telecommunications, internet providers and library and information services, among others), made up 4.5% of total NSW output. Nevertheless, it has been one of the fastest growing sectors of NSW, with its output share consistently expanding since 1996-97. From 1992-93 until the 2001 technology stock market crash, this industry grew at an average annual rate of 6.9%. In the last five years to 2010-11, it has grown at an average annual rate of 3.0%.

The industry was also negatively affected by the economic downturn in 2008-09, with industry output in 2008-09 declining 0.7%. The lower level of business activity during the downturn reduced demand for telecommunications and information systems capital spending and maintenance. Growth in the industry rebounded in 2009-10, rising 3.4%, though was subdued in 2010-11, rising just 0.6%.

During the 12 months to August 2011, the information media and telecommunications industry employed approximately 83,600 people, or 2.3% of the total NSW workforce, on average. Compared to a year earlier, employment rose by 3.1% or approximately about 2,500 people.

Electricity, Gas, Water and Waste Services

Electricity, gas, water and waste services made up about 2.3% of total NSW output in 2010-11, with real gross value added falling by 1.7% compared with 2008-09. However the output share has been steadily declining from its early-1990s peak of 3.3%.

The employment share of the industry during the 12 months to August 2011 was just 1.2% of total NSW employment. Since 2000, the employment share has been fairly constant, averaging about 1.0%. Over the last 5 years, employment has grown by 6.2% per annum, on average.

The NSW Government currently owns three electricity generation corporations (Eraring Energy, Macquarie Generation and Delta Electricity), three electricity distribution corporations (Ausgrid, Endeavour Energy and Essential Energy) and one electricity transmission business (Transgrid). In 2010, the distribution corporations sold their respective energy retail businesses and brand names (EnergyAustralia, Integral Energy and Country Energy) to the private sector as part of a reform process aimed at removing the State from the financial risk associated with wholesale electricity trading.

[13]	BREE, Resources and Energy Report, September quarter 2011, pp. 29-36.

Macquarie Generation and Delta Electricity operate within the National Electricity Market (“NEM”), a wholesale market for electricity supply in Queensland, New South Wales, Victoria, South Australia, The Australian Capital Territory and Tasmania, which commenced in December 1998. Until recently, Eraring Energy also operated within the wholesale market. All NEM participants are subject to the competitive pressures of the market.

Ausgrid, Endeavour Energy, Essential Energy and Transgrid are regulated monopolies that physically transport electricity from generators to end use customers (i.e., homes and businesses). Transgrid is responsible for the bulk of NSW’s high-voltage transmission from electricity generators to the distribution networks. Ausgrid, Endeavour Energy and Essential Energy are responsible for the distribution of electricity to end users.

In 2010, the then NSW Government transferred to the private sector three energy retail businesses (EnergyAustralia, Integral Energy and Country Energy), four generation development sites and the trading rights of power stations at four locations. These energy reform transactions were designed to pass the risks associated with wholesale electricity trading to the private sector and encourage private sector investment in electricity generation. This followed comments from the private sector that they would be reluctant to invest in competition with the NSW Government. The State received A$5.3 billion in gross proceeds for the 2010 energy reform transactions, which were completed in 2011. As the State-owned distribution corporations sold their retail brand names along with their retail businesses, re-branding the distributors was required. The distribution corporations are now named Ausgrid (formerly EnergyAustralia), Endeavour Energy (formerly Integral Energy), and Essential Energy (formerly Country Energy).

In April 2011, the newly elected NSW Government commissioned an inquiry into the former Government’s part-privatization of the State’s energy assets. In November 2011, the Government announced that it would implement the recommendations of the Special Commission of Inquiry into the Electricity Transactions, including the sale of all the State’s electricity generators. The Government also intends to sell or lease the Cobbora coal mine, which is a green field mining development initiated by the former Government to secure future coal supply for the coal-fired generation businesses in New South Wales.

Water supply in NSW is also regulated by the NSW Government through various agencies. The NSW Government owns two metropolitan water supply and drainage corporations, Sydney Water and Hunter Water. It also owns State Water, NSW’s rural bulk water delivery corporation and Sydney Catchment Authority, the bulk supplier of water to Sydney Water Corporation. In some regional and rural areas, water services are provided through local councils.

Gas supply is mainly carried out by the private sector in NSW. As with electricity supply, gas supply operates under a regime of “full retail contestability”, meaning that individuals are allowed to choose their gas supplier.

The transfer of WSN Environmental Solutions to the private sector was completed in January 2011. The sale to SITA Environmental Solutions resulted in A$235 million of proceeds to the State. The State-owned Waste Assets Management Corporation retains and manages landfill sites not transferred as part of the transaction.

Agriculture, Forestry and Fishing

NSW’s agriculture, forestry and fishing sector has been in decline for several years prior to 2010-11. In 2010-11 the industry made up 1.7% of NSW output, making it NSW’s second smallest industry sector. The decline reflects a structural change as the NSW economy becomes more service oriented and the intermittent drought NSW has experienced since around 2002-03. However, in October 2010, NSW was declared drought free and due to the significant improvement in cropping conditions, output growth for the sector rose 39.5% in 2010-11.

The latest projections from the Australian Bureau of Agricultural and Resource Economics and Sciences (“ABARES”) show a significant decrease in winter crop production (down 26.1% on the 2010-11 year), due to the record high winter harvest made in 2010-11, and a modest rise in summer production (up 4.6% compared to 2010-11). Altogether total crop production for 2011-12 is expected to be 21.6% lower than in 2010-11.

NSW’s major crops include wheat, sorghum, cottonseed, barley and canola.

In the year to August 2011, employment in agriculture averaged approximately 94,000 people, 8.0% lower compared to the year to August 2010. Agriculture’s employment share has continued to decline as the NSW economy becomes more service-oriented. During the 12 months to May 1995 (earliest full year data available), agriculture’s employment share averaged 4.3,% falling to an average 2.6% share during the 12 months to August 2011. Structural falls in employment share have been exacerbated by cyclical employment falls resulting from the drought.

Wages Policy and Industrial Relations

Historically, wages in Australia have been strongly influenced by both Federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

In NSW, industrial relations laws apply to public sector and local government employees. Private sector employees have been covered by the Federal industrial relations system since the expansion of the Federal system to cover all corporations in 2006 and the referral of remaining employees of unincorporated private sector employers from January 1, 2010 by the NSW Government.

Since the early-1980s, successive Australian Governments have sought to decentralize the wage setting system. The trend was begun by the Hawke-Keating Labor Government (1983-96) with the institution of the Prices and Incomes Accord. Subsequently, industrial relations policy has moved through agreements based at the enterprise level (Industrial Relations Reform Act 1993) to the use of individual agreements (Workplace Relations Act 1996) between employer and employees. The current Federal Labor Government (elected in November 2007) passed legislation in March 2009 (Fair Work Act 2009), which pares back some of the reforms instituted by the previous Coalition Government (1996-2007), including the abolition of statutory individual agreements. Australian workers most commonly have their rate of pay set by a registered collective agreement (39.2%), closely followed by a registered or unregistered individual arrangement (36.5%). The proportion of employees covered by the Federal Modern Awards system, where minimum conditions for employees are set across similar industries and occupations, are fewer still (16.5%).

Since the early 1980s, the decentralization process allowed for differentiated wage outcomes at the workplace level, in exchange for productivity gains. This allowed for moderate wage outcomes in the aggregate, resulting in an economic environment of relatively low inflation and strong employment growth since 1993.

The previous NSW Government wages policy provided for annual wage increases and associated costs of 2.5%. Increases above this level were allowed, provided they were funded by corresponding reductions in employee related costs. Despite this requirement, wage outcomes under the previous NSW Government routinely exceeded the benchmark.

On June 16, 2011 the NSW Government amended the Industrial Relations Act 1996 (NSW) by passing the Industrial Relations Amendment (Public Sector Conditions of Employment) Bill 2011, which requires the Industrial Relations Commission to give effect to NSW Government policies on public sector conditions of employment that are declared by regulations. The Industrial Relations (Public Sector Conditions of Employment) Regulation 2011 was enacted on June 20, 2011 and:

•	Allows for increases in remuneration and conditions in excess of 2.5%, but only if sufficient employee-related savings have been achieved to offset the increase;

•	Requires that employee-related savings do not include existing savings measures and whole of NSW Government reform measures (such as efficiency dividends);

•	Limits the back payment of wage increases, other than in exceptional circumstances;

•	Requires that awards and agreements contain clear and comprehensive no extra claims clauses; and

•	Prevents policies regarding the management of excess public sector employees from being incorporated into industrial instruments.

The NSW Governments changes to wages policy, as per the Industrial Relationships Amendment (Public sector conditions of employment) Bill 2011, should help manage employee expenses, with growth over the period 2011-12 to 2014-15 forecast to average 3.5% compared to 6.6% on average over the period 2007-08 to 2010-11.

Trade

Throughout this section the tables present data on a fiscal year basis and, where possible, the accompanying commentary refers to more recent data.

NSW, like Australia overall, may be characterized as a small, open economy. Given its extensive international trade and financial links, NSW’s economy depends on the health of the global economy for its export performance. Over the five fiscal years to 2010-11 (the latest period for which both service and merchandise trade data is available), merchandise goods exports have averaged 61% of NSW total exports, compared to an average of 39% for services exports. Merchandise goods exports were concentrated mainly in coal (accounting for 26.6%), with other mineral fuel commodities accounting for a combined 4.2% of merchandise exports. The NSW economy has not experienced positive effects from the resources boom to the same extent as the other, more resource-rich States of Queensland and Western Australia. Furthermore, NSW’s leading position as Australia’s financial center means that it is more exposed to the impacts of global financial market uncertainty, and is likely more exposed to the ongoing European sovereign debt crisis, than the other Australian States.

Following a 14.5% expansion in world trade over calendar 2010, the WTO estimated in September 2011 that world trade will expand by 5.8% during the 2011 calendar year as fears surrounding the global economic recovery resurface. An improvement in global economic trade is expected to positively impact NSW’s export performance, while stronger domestic economic activity will increase NSW imports. The stronger Australian dollar is expected to have a negative effect on exports while making imports more attractive.

Exports

Services Exports

The table below shows trends in NSW’s principal service exports for the last six fiscal years to 2010-11.

NSW Services Exports(1)

	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11
	(A$ million)
Travel(2)	8,396	9,380	10,216	11,142	11,681	11,046
Transportation(3)	2,883	3,002	3,057	2,662	2,261	2,308
Professional and management consulting(4)	1,708	2,291	2,526	2,718	2,270	2,186
Other Business (ex-professional and management consulting)(5)	1,197	1,268	1,547	1,749	1,562	1,937
Financial(6)	2,204	2,982	2,014	1,623	1,167	1,063
Telecommunication, Computer & Information(7)	993	891	932	1,065	870	837
Other(8)	744	691	684	793	759	760
Total	18,125	20,505	20,976	21,752	20,570	20,137

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2010-11.

(1)	In nominal dollars.
(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.
(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.
(4)	Professional services include legal, accounting, management consulting and public relations, among others.
(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.
(6)	Includes services surrounding financial asset transactions (e.g., securities and futures) along with services provided by banks and other similar financial institutions.
(7)	Services in this category include the transmission of sound or images by telephone, fax, or email; data processing and software implementation and design; as well as the provision of news, photographs and articles to the media.
(8)	Includes government services, construction services and those services included under the personal, cultural and recreational category (e.g., film and television production, services associated with museums and other places of interest, etc.) and maintenance and repair services, insurance and pension services and changes for use of intellectual property.

In 2010-11, NSW services exports (which include education, accounting, freight and financial services) fell by 2.1% compared to 2009-10 in nominal terms, and 2.8% overall for Australia. From 2005-06 to 2010-11, NSW services exports grew by 2.1% annually on average, and accounted for 39.8% of total Australian services exports for 2010-11.

Travel

The travel category has dominated NSW service exports over the last five fiscal years, growing by 5.6% per annum on average, and making up 54.9% of total NSW services exports for 2010-11. Of this growth, the main driver was education-related travel services, contributing an average 4.5 percentage points to annual growth in travel services during the five years to 2010-11. At the end of 2010 (latest data available), more than 335,200 international students were studying at Australian higher education institutions, with over 78,700 international students enrolled at higher education institutions in New South Wales.

Professional

Exports of professional and management consulting services were the fastest growing during the period 2003-04 through 2008-09, averaging 12.1% annual growth. In 2009-10, however , these exports fell by 16.5% due to the effects of the global financial crisis. Any improvement in the global economy means legal, accounting and architectural firms are expected to take advantage of increasing market opportunities in Asia’s developing services industry, and as such these segments are expected to continue to recover. Exports of professional services were down 3.7% in 2010-11, mainly due to the ongoing strength in the Australian dollar and persisting global economic uncertainty.

Transportation

Before the onset of the global financial crisis, increased trade resulting from the resources boom was a main driver of growth in this area, averaging 2.5% growth per annum in the four years to 2007-08. However, NSW transportation service exports then fell by 26% over the two years to 2009-10, reducing the average annual growth for the last four years to -6.4%. Nevertheless transportation services exports rose by 2.1% in 2010-11 in NSW and 2.4% nationally in 2010-11.

In the five years ended 2010-11, NSW services exports averaged about 39% of the total sum of NSW services and merchandise exports, compared to 61% for merchandise exports. The proportion of service exports to total exports has declined from about 42.2% in 2006-07 to around 40% in 2010-11. Stronger commodity prices in recent years (such as for coal, copper and wheat) and the higher Australian dollar has resulted in the value of NSW’s merchandise exports (which include commodities) increasing at a greater rate than the value of services exports. While the value of NSW services exports rose 6.4% per annum, on average, in the five years to 2010-11, the value of commodity exports increased by 14.4% per annum, on average, during that same time. In 2009-10 however, as a result of the global financial crisis and the Australian dollar appreciating significantly, merchandise exports fell by 20.0%. Merchandise exports increased 16.6% in 2010-11, a level above 2007-08 levels in nominal terms but 4.0% below the highs seen in 2008-09.

Merchandise Exports

Below is a table showing NSW’s principal merchandise exports for the last six fiscal years:

NSW Merchandise Goods Exports(1)

	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11
	(A$ million)
Coal, coke and briquettes	5,026	4,894	6,263	13,080	8,532	11,043
Combined confidential items of trade(2)	3,056	2,703	3,633	5,212	3,516	4,340
Metalliferous ores and metal scrap	2,063	2,498	2,391	1,987	2,212	2,508
Non-ferrous metals	2,414	3,053	2,751	2,618	2,112	2,335
Medicinal and pharmaceutical products	1,446	1,846	1,901	1,463	1,387	1,434
Petroleum, petroleum products and related materials	1,286	1,241	1,640	1,407	1,116	1,285
Cereals and cereal preparations	1,031	730	443	1,038	960	1,285
Textile fibers and their wastes	1,105	980	515	472	855	1,251
Meat and meat preparations	1,183	1,293	1,160	1,330	1,129	1,069
Iron and Steel	473	645	881	904	810	975
Other(3)	2,063	8,178	8,515	9,265	8,555	8,775
Total	26,840	28,062	30,091	38,777	31,185	36,376

Source: ABS unpublished data. 2010-11 data is preliminary.

(1)	In nominal terms.
(2)	This category includes items which cannot be published so as to avoid the identification of firms providing the data.
(3)	Includes all other merchandise exports from NSW not detailed in the table above.

NSW goods exports increased by 16.6% in 2010-11 after falling 19.6% in 2009-10 due to a decrease in global demand and the appreciation of the Australian dollar. This follows growth of 28.9% in 2008-09. Merchandise exports in 2010-11 were 6.2% below 2008-09 levels. In recent years, NSW goods exports have been boosted by strong coal, aluminum and copper prices. These three commodities belong to the categories coal, coke and briquettes, non-ferrous metals (aluminum and copper), and metalliferous ores and metal scrap (mainly copper ores and concentrates). In 2010-11, these three categories made up 43.7% of total NSW merchandise exports compared to 35.4% in 2005-06.

Following a decline in 2009-10, NSW exports have rebounded in 2010-11 due to strong demand for coal in Japan, South Korea, Taiwan, China and India, which made up 92.5% of NSW coal exports in 2010-11. Coal prices were below the highs of US$98.20 per metric ton seen during 2008-09, but averaged a strong US$86.20 over 2009-10. Compared to US$101.73 per metric ton over 2007-08, this demonstrates demand for coal was significantly higher over 2009-10 and contributed 7.5 percentage points to the growth since 2007-08. Other major exports detracted from growth over this time, including metalliferous ores and metal scrap and non-ferrous metals which detracted a combined 2.6 percentage points. Other exports have also improved, contributing 3.1 percentage points.

NSW’s exports of agricultural commodities, including rice, wheat and cotton, and processed foods and beverages are significant, reflecting the diversity of the NSW economy. Due to severe drought, however, agricultural exports declined in recent years. After reaching a peak of A$1.0 billion in 2005-06, the value of cereals and cereal preparations exports (which includes wheat and rice) fell 57% to $443 million in 2007-08. Nevertheless, due to improved weather conditions their value exceeded A$1.2 billion once again during 2010-11, 23.8% higher than the previous high in 2008-09. Crop estimates for 2011-12 are expected to be 17.3% lower than in 2010-11 due to slightly less favorable seasonal conditions across the central and northern cropping zones than in 2010-11.

The WTO forecast for 2011 is for world trade to expand by 13.5%. World trade expanded by 14.5% during the 2010 calendar year according to the WTO, better than the forecast 13.5% expansion, as global optimism returned. Japan, NSW’s largest commodity export destination, recorded a 25.7% rise in imports in 2010 and a 32.6% increase in exports.

Export Destinations

NSW’s biggest export market for merchandise goods is Japan by a significant margin. Since 2005-06, the share of merchandise exports to Japan has averaged about 27.1% of total NSW merchandise exports (annually). During this time, the principal export items to Japan have included coal, other metals and ores (such as aluminum and copper) and meat and meat products, including beef.

NSW’s Major Merchandise Export Destinations(1)

	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11
	(A$ million)
Japan	6,491	6,717	7,944	12,621	8,315	9,730
China	2,100	2,287	2,218	2,675	3,223	3,963
Korea, Republic of	1,816	1,969	2,331	3,344	3,128	3,909
Taiwan	1,471	1,326	1,513	2,254	1,724	2,355
United States of America	2,372	2,273	2,244	2,684	2,288	2,294
New Zealand	2,227	2,377	2,402	2,487	2,190	2,141
India	582	809	688	1,373	1,123	1,265
Thailand	824	951	981	872	659	1,017
Indonesia	784	637	773	766	759	860
Malaysia	691	732	736	1,002	541	617
Other(2)	7,482	7,984	8,261	8,699	7,235	8,225
Total	26,840	28,062	30,091	38,777	31,185	36,376

Source: ABS, unpublished data. 2010-11 data is preliminary.

(1)	In nominal terms.
(2)	Includes all other destinations for merchandise exports from NSW not detailed in the table above.

Since 2005-06, one of the fastest growing merchandise export destinations has been China, owing to a particularly large rise of 56% compared to 2004-05. In 2010-11, exports to China grew by 23%.

The value of merchandise exports to China since 2004-05 has risen by 13.5% each year on average. Most of this growth has occurred in exports of coal, coke and briquettes, which have grown by 740% between 2005-06 and 2010-11, and were valued at A$997.6 million in 2010-11. Metalliferous ores and metal scrap also continue to be in high demand, with 2010-11 exports to China valued at A$803.3 million, a 46.5% increase compared to 2009-10. The bulk of NSW’s merchandise exports to China are inputs into various manufactured goods. As the global economy slowed during 2007-08, so did demand for Chinese manufactured goods, which has in turn affected Chinese demand for inputs for those goods. The improvement in merchandise exports to China since 2007-08 was mainly due to increased demand for NSW raw materials resulting from the impacts of the Chinese Government’s efforts to stimulate the Chinese economy and, more recently, through domestic demand growth and improved living standards.

Other major export destinations include New Zealand (various types of manufactured goods, aluminum, copper and medicines), the United States (professional and scientific equipment, iron and steel and drinks) and South Korea (coal, copper and other metal ores and meat and meat products, including beef).

During 2010-11, 26.7% of NSW exports went to Japan. NSW exports to Japan rebounded in 2010-11, increasing 17.0%, after a 34.1% decline in 2009-10, and contributing 4.5 percentage points to NSW’s total merchandise exports growth of 16.6%. This result was despite the March 11, 2011 earthquake and tsunami in Japan. These two natural disasters had little impact on Japan’s receipt of exports, as many ships were able to be diverted to unaffected ports.

Exports to China rose 23% in 2010-11 and contributed 2.4 percentage points to total merchandise export growth.

Imports

Services Imports

In 2008-09, as a result of the global financial crisis, NSW services imports (which include freight, tourism-related services, the use of patents, industrial designs and trademarks and insurance services) fell by only 0.1% on the previous year in nominal terms. Since then, services imports have risen 0.6% by 2010-11, held back mainly by a fall in transport imports of 5.9%. This compares with services import growth of 1.8% for Australia over the same period. However, in the five years to 2010-11, NSW services imports grew by 4% annually on average, and accounted for 38.4% of total Australian services imports for 2010-11.

The table below shows trends in NSW’s top services imports for the last six fiscal years:

NSW Services Imports(1)

(A$ million)	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11
Travel(2)	5,799	5,972	7,338	7,826	8,148	8,796
Transportation(3)	5,598	5,939	6,264	5,724	4,977	5,389
Charges for use of intellectual property(4)	1,675	1,954	2,298	2,325	2,409	2,452
Other Business(5)	1,737	1,924	2,262	2,422	2,066	2,351
Personal, Cultural & Recreational(6)	874	911	1,015	1,338	1,075	1,218
Insurance(7)	213	230	247	246	235	243
Other(8)	2,235	2,452	2,495	2,007	1,635	1,568
Total	18,131	19,382	21,919	21,888	20,545	22,017

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2010-11.

(1)	In nominal terms.
(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.
(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.
(4)	Includes the use of patents, industrial designs and trademarks.
(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.
(6)	Types of services included in this category relate to film, television, radio and music production as well as recreational activities.
(7)	Includes freight, life and other types of insurance services, as well as reinsurance.
(8)	Includes government services, construction services and communication services.

As with exports, NSW services imports are dominated by the travel component. In contrast to exports however, growth in this component has been driven mainly by “personal”-related travel services (i.e., those related mainly to outgoing tourism). In 2010-11, the “personal” component rose by 10.0% on 2009-10, while the travel component as a whole increased by 8.0%. In contrast Business related travel decreased by 5.2% in 2010-11, the third consecutive year of decline.

The continuous growth in travel over the last five years has coincided with a strong appreciation of the Australian/US dollar exchange rate which has lowered the cost of international travel for Australian and NSW residents. In 2003-04, the US dollar/Australian dollar exchange rate averaged US$1.00 = A$1.40 compared to US$1.00 = A$1.17 during 2008. During 2009, the US dollar strengthened to US$1.00 = A$1.26 as the global economic downturn took hold. Risk appetite and Australia’s export exposure to emerging markets saw renewed strength in the Australia dollar during 2010 and the rate averaged US$1.00 = A$1.09. This strength continued into 2011, where the exchange rate has averaged US$1.00 = A$0.97 over the 11 months to November.

In the five years ended 2010-11, the share of NSW services imports to the total value of NSW services and merchandise imports fell slightly, from 21.8% in 2005-06 to 21.3% in 2010-11. Conversely, the share of merchandise imports rose from 78.2% to 78.7% over the same period. While the value of NSW services imports rose 4.0% per annum, on average, between 2005-06 and 2010-11, the value of merchandise imports increased by 4.7% per annum, on average, during the same time.

Transportation

Transportation continues to constitute a significant component of NSW services imports given that NSW is Australia’s major gateway with the rest of the world. On average, Transportation comprised 26.8% of total NSW services imports in the five years to 2010-11. As growth in trade has largely been concentrated in Queensland and Western Australia, there has been less demand from

NSW for transport related services, such as freight carriage, than these other States. After declining 13.3% in 2009-10 and 8.6% in 2008-09, NSW transportation service improved by 8.3% in 2010-11, led by a 16.7% increase in passenger fares. This is most likely a result of the Australian dollar strength over 2010-11, with transport services nationally up by 7.4%, led by a 19.2% increase in passenger fares. The growth in imports generally reflected stronger economic growth in both NSW and Australia, as well as the fact that many Australian imports come through NSW before being distributed to other States.

Merchandise Imports

NSW Merchandise Goods Imports(1)

	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11
	(A$ million)
Telecommunications and sound recording and reproducing apparatus and equipment	5,825	6,032	7,614	8,193	7,971	8,577

Medicinal and pharmaceutical products	5,380	5,898	6,100	7,171	7,433	8,155
Petroleum, petroleum products and related materials	5,324	5,267	7,710	6,373	5,940	7,737
Office machines and automatic data processing machines	6,738	7,304	6,487	6,779	7,169	7,299
Road vehicles (incl. air-cushion vehicles)	5,901	6,531	7,391	5,845	7,286	6,916
Miscellaneous manufactured articles	4,385	4,651	5,089	5,687	5,311	5,218
Electrical machinery, apparatus, appliances, parts (incl. non-electrical counterparts of electrical domestic equip)	3,545	3,829	3,835	4,543	4,287	4,771
General industrial machinery and equipment, and machine parts	2,825	2,967	3,110	3,405	2,984	3,000
Professional, scientific and controlling instruments and apparatus	1,996	2,167	2,272	2,673	2,550	2,610
Articles of apparel and clothing accessories	1,753	1,833	1,920	2,249	2,006	2,317
Other(2)	21,212	23,312	24,378	26,076	23,058	24,881
Total	64,885	69,791	75,906	78,994	75,994	81,481

Source: ABS unpublished data. 2010-11 data is preliminary.

(1)	In nominal terms.
(2)	Includes all other merchandise imports from NSW not detailed in the table above.

Office and Computer Equipment

As NSW is a service-oriented economy, a major merchandise import is office and computer equipment. In the last five fiscal years, it has averaged 9.2% of NSW merchandise imports. In 2010-11, imports of computer equipment rose 1.8% after increasing 5.8% in 2009-10 and 4.5% in 2008-09. The improvement over the last three fiscal years is the result of Australia’s economic performance coming out of the global financial crisis and increasing business confidence. Still, imports of computer equipment remain 0.1% below the peak seen in 2006-07. The strong Australian dollar is expected to support strong demand going forward.

Petroleum and Related Products

One of the fastest growing merchandise imports has been petroleum and related products, growing by an average of approximately 7.8% per annum over 2005-06 to 2010-11. Given that imports are measured in value terms (rather than volumes), the majority of this increase was due to changes in the price of oil. For instance, in 2007-08 the average price of oil rose 52.6% compared to a 46.4% rise in NSW petroleum and related products imports. Similarly, in 2008-09 the average oil price fell 27.6% compared to 2007-08 while NSW petroleum and related products imports fell by 17.3%. That imports declined in 2010-11 reflects the improvement in the Australian dollar, which averaged US$0.98 in 2010-11 compared to the 2008-09 average of US$0.70.

While oil prices have remained elevated during 2011 (to about US$97.85/barrel as at December 12, 2011), they still remain well below their peak of US$145.66 (reached in mid-July 2008). Subdued levels of global economic activity resulted in significant decreases in oil prices during the global financial crisis and, following a period of optimism, prices have stabilized due to renewed fears concerning the global economic recovery.

Road Vehicles

Over the five years ended 2010-11, the number of road vehicles (which includes automobiles and motorcycles) increased by an average 3.2% per annum. Road vehicle imports fell almost 20.9% in NSW in 2008-09 as domestic economic conditions slowed, but then rebounded 24.7% in 2009-10 as consumer confidence returned and Australia avoided recession. Imports of road vehicles fell 5.1% in 2010-11, but remain 18.3% above the lows seen in 2008-09. As NSW is a major entry point for motor vehicle imports which are then distributed across Australia, demand for motor vehicles across Australia affects NSW import levels.

In year average terms, the number of new motor vehicles sold in the 12 months ended June 30, 2011 rose by 0.7% across Australia and 0.4% in NSW.

Other Imports

Other merchandise imports that recorded significant growth over the period 2005-06 to 2010-11 were telecommunications equipment (which includes receivers, telephones and recording equipment), medicinal and pharmaceutical products, electrical machinery and apparatus, and clothing. From 2005-06 to 2010-11, they rose by 10.0% per annum, 8.7% per annum, 6.1% per annum and 5.7% per annum, respectively. During 2010-11, telecommunications equipment imports rose by 7.6%, medicinal and pharmaceutical product imports rose 9.7%, electrical machinery and apparatus imports was up 11.3% and clothing imports rose 15.5%.

Import Sources

In 2010-11, imports from Singapore (up 20.4%), the United Kingdom (up 14.6%) and China (up 11.5%), each recorded strong increases compared to 2009-10. Conversely there were falls in the value of imports from Japan (down 10.6%), New Zealand (down 3.5%), and Thailand (down 3.2%).The table below shows the major sources of NSW merchandise imports by value:

NSW’s Major Merchandise Import Sources(1)

	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11
	(A$ million)
China	11,479	13,068	15,144	17,772	18,368	20,473
United States of America	9,625	10,394	9,618	10,007	8,948	9,064
Japan	5,848	5,695	6,382	5,848	5,856	5,236
Germany	3,291	3,620	4,156	4,249	4,134	4,312
Singapore	2,442	2,615	3,651	3,167	2,708	3,261
Malaysia	2,829	2,569	3,155	3,097	2,953	3,242
United Kingdom	3,010	3,195	3,516	3,198	2,755	3,157
Thailand	1,776	2,401	2,516	2,651	2,863	2,771
New Zealand	1,799	1,802	2,210	2,339	2,749	2,652
Korea, Republic of	2,328	2,417	2,408	2,548	2,332	2,519
Other(2)	22,015	23,150	24,118	22,328	24,794	20,458
Total	64,885	69,791	75,906	78,994	75,994	81,481

Source: ABS, unpublished data. 2010-11 data is preliminary.

(1)	In nominal terms.
(2)	Includes all other destinations for merchandise imports from NSW not detailed in the table above.

NSW mainly sources its merchandise goods from China. Chinese merchandise imports have averaged 21.4% of total NSW merchandise imports in the five years ended 2010-11, growing at an average rate of 12.3% annually. The main items imported from China in this period included office machines, communications equipment, clothing and electrical appliances. While the nature of some imports is indicative of rising incomes in NSW and Australia (e.g., electronic equipment) other types of imports (e.g., industrial equipment and iron and steel) have been driven by the extensive mining investment that has been occurring in Queensland, Western Australia and, to a lesser extent, NSW. The next major import source for 2010-11 was the United States (13.0%), followed by Japan (7.9%), Germany (5.3%) and Singapore (4.0%).

NSW merchandise imports from the United States include professional and scientific equipment, such as various types of medical instruments, medicines, office machines, and transport equipment, such as airplanes and boats. NSW imports from the United States rose 1.3% in 2010-11 and, following a decrease of 10.6% in 2009-10, the five-year average annual growth rate stands at -1.2%. These results follow a 4.0% increase in 2008-09 and a 7.5% decrease in 2007-08, partly due to the significant fluctuations of the Australian dollar against the US dollar during the last few years.

Major imports sourced from Japan include road vehicles, office machines and data processors, and general industrial machinery. Major imports sourced from Germany include motor vehicles, medicines and general industrial machinery (including items such as tools, pumps and heating and cooling equipment).Major imports sourced from Singapore include petroleum and related products, office machines and data processers, and telecommunications equipment.

Overall, during 2010-11, NSW merchandise imports increased 7.2% compared to a 5.2% increase across Australia as a whole. This reflects the more consumer-dependant nature of the NSW economy. Changes in the prices of certain goods, such as petroleum and petroleum products, and exchange rate fluctuations through the year also had an impact on merchandise imports.

NEW SOUTH WALES GOVERNMENT FINANCES

Introduction

Each year, the NSW Government presents the Budget for the coming fiscal year to the NSW Parliament. The Budget details estimates for actual revenues and spending in the current fiscal year along with budgeted revenues and spending for the following four fiscal years. Revenue raising approval is provided for through various pieces of legislation while expenditure approval is granted by Parliament through the passing of Appropriation Acts.

Three Appropriation Bills are presented to Parliament: (i) a Special Offices Bill to provide funding for the Ombudsman’s Office, State Electoral Office, Independent Commission Against Corruption, and the Office of the Director of Public Prosecutions; (ii) a Bill to provide funding for the Parliament; and (iii) a general Appropriation Bill covering the remaining General Government Sector agencies.

The Appropriations Bills need to be approved by Parliament so that the NSW Government can access the Consolidated Fund. The Consolidated Fund consists of all public money collected on the State’s behalf. This includes taxes, fees and fines, Commonwealth grants, dividends and tax equivalent payments received and recurrent and capital appropriations to agencies.

While the process above describes how the NSW Government appropriates money under “normal” circumstances, there are other avenues available to the Government should the need arise. These include the “Treasurer’s Advance” and various provisions under the Public Finance and Audit Act 1983 which allow the NSW Government to appropriate additional funds in the case of unusual circumstances, such as emergencies and disasters.

Policy Priorities and Objectives

While the Budget is mainly viewed as a financial document, it is also indicative of the NSW Government’s policy priorities and objectives. These priorities and objectives are achieved through the funding of various government agency programs, while capital works provide the necessary infrastructure for government and the private sectors to carry out their economic and social activities.

The NSW Government’s priorities and objectives are detailed in the NSW 2021 A Plan to make NSW Number One, released in 2011. As stated at the time of its release, the State Plan will be reviewed periodically. The State Plan sets out five areas of activity of the NSW Government, namely:

•

Rebuild the Economy, which aims to promote economic growth in NSW and establish the State as the first place in Australia to do business. To achieve this goal, the plan focuses on strengthening State finances, targeting employment growth, construction of new infrastructure, release of land for housing, development of growth opportunities in critical regions and industries, and increasing public sector efficiency.

•

Return Quality Services, which seeks to provide the best transport, health, education, policing, justice and family services with a focus on the citizens of NSW. The goals include providing real time information for road, transport and hospital users, provision of new public transport services, creation of an electronic transport ticketing system and providing more hospital beds and nurses.

•

Renovate Infrastructure, which seeks to build the infrastructure required economically and socially. To further this goal, NSW established Infrastructure NSW to provide advice regarding infrastructure requirements and set specific goals, including the creation of a 20 year State Infrastructure Strategy with five year funding plans and the construction of the north west and south west rail links and a new Sydney convention and exhibition center.

•

Strengthen NSW local environment and communities, which aims to improve people’s lives by protecting natural environments and building a strong sense of community. Goals include the creation of new national parks, A$47 million funding for sport and recreation infrastructure and the reallocation of decision making to local communities and those impacted by the decisions.

•

Restore accountability to Government, which aims to promote honesty in dialogue between the community and the NSW Government, return planning powers to the community and give people the opportunity to express opinions on decisions that affect them. Goals include returning of planning powers to local communities, increasing access to Government information and establishing customer service and public service commissions.

These priorities guide decision-making and strategic planning for the delivery of NSW Government services. To this end, the Budget and the State Plan are very closely linked as the Budget outlines the available resources to NSW Government while the State Plan helps to determine where to allocate those resources.

State Fiscal Strategy

The State’s fiscal strategy is to maintain financial results that are fiscally sustainable in both the medium term and the long term in order to ensure the State’s capacity to deliver services across the business cycle. The strategy includes a strong commitment to:

•

returning the budget to a sufficiently large operating surplus, on average over a business cycle, to finance a substantial proportion of the State’s capital expenditure program and ensure that the balance sheet can withstand certain negative external events;

•	ensuring that, on average over the business cycle, state net debt and net unfunded superannuation will decline towards 100% of revenues; and

•	utilizing fiscal management that anticipates and responds effectively to risks to fiscal sustainability.

The fiscal strategy is guided by the legislated framework found in the Fiscal Responsibility Act 2005 (NSW) (the “Fiscal Responsibility Act”). Early in 2011, the Fiscal Responsibility Act underwent a five year statutory review. The Treasurer’s report to parliament on the review found that the Fiscal Responsibility Act’s objectives to maintain financial results that are fiscally sustainable in both the medium term and the long term remain valid. An updated Fiscal Responsibility Act will be tabled in Parliament in 2011-12.

The NSW Government provides annual progress reports against the Fiscal Responsibility Act measures in the Budget Papers. Furthermore, the legislation provides for periodic reviews of the targets to ensure they remain relevant and appropriate.

Legislation also provides for an assessment of long-term fiscal pressures, including from the ageing of the population. The assessment of these trends is published every five years in a Budget publication. The latest of these, the NSW Long-Term Fiscal Pressures Report, was published as 2011-12 Budget Paper No. 6 in the 2011-12 Budget, with the next to be released in the 2016-17 Budget.

The Fiscal Responsibility Act targets and principles keep a check on unsustainable increases in debt and public spending by committing the NSW Government to remain within certain bounds. The process is also transparent due to the legal requirement of annual progress reports against the targets as well as the need to report the impact of policy changes on the Long-term Fiscal Gap. The NSW Government is required to explain any deviations from the targets and outline what remedial steps will be taken to return to them. The Long-term Fiscal Gap, as reported in 2011-12 Budget Paper No. 6, is the difference between the base period primary balance as a share of GSP and the primary balance as a share of GSP at the end of a forty year projection period, on a no policy change basis and accounting for demographic change. The primary balance is the gap between spending and revenue, excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.

In both the medium and long term, the targets in the Fiscal Responsibility Act aim to keep general government net financial liabilities (“NFL” defined as total liabilities less financial assets, excluding equity in public non-financial corporations and public financial corporations) and general government underlying net debt at sustainable levels. Net debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments loans and placements. Underlying net debt is adjusted for the impact of deposits into the State’s Liability Management Fund. The Liability Management Fund was initially set up to help manage the NSW Government’s Unfunded Superannuation (pension fund) liability. It was used to hold funds until the NSW Government resolved an issue relating to a funding credit entitlement due to it under Federal income tax legislation. This issue was resolved in the NSW Government’s favor and the funds were paid into the First State Super Fund during 2006-07. The fund now effectively has a zero balance. There is an additional long-term target of fully funding public sector unfunded superannuation liabilities by June 2030.

The Guiding Fiscal Principles of the Fiscal Responsibility Act are:

•	keeping the budget and forward estimates in surplus;

•	constrained growth in net cost of services and expenses;

•	managing public sector employee costs;

•	evaluation of capital expenditure proposals;

•	managing State finances with a view to long-term fiscal pressures;

•	maintaining or increasing general government sector net worth;

•	funding employer superannuation liabilities;

•	total asset management;

•	prudent risk management; and

•	tax restraint.

While not a target of the Fiscal Responsibility Act, maintenance of the State’s Triple-A credit rating is a priority of the Government.

Following the failure to pass the NSW Government’s electricity generation and retail reform package legislation in August 2008, Standard & Poor’s put NSW’s Triple-A credit rating on negative outlook. In response, the NSW Government brought down a mini-budget in November 2008 which reprioritized the capital program, introduced revenue and expense measures and outlined plans to transfer certain business assets to the private sector. See “—Business Asset Transactions”. With the release of the 2009-10 Budget, Standard & Poor’s removed the negative outlook and reaffirmed NSW’s Triple-A rating. Following the release of NSW’s 2010-11 Budget, Moody’s Investors Service, in its June 8, 2010 release, announced that its outlook on the State’s Triple-A rating was to remain stable. Standard and Poor’s indicated in its June 8, 2010 release that the 2010-11 Budget was consistent with the Triple-A stable rating it already applied to NSW. On October 18, 2011, Standard and Poor’s reaffirmed NSW’s Triple-A stable credit rating following the release of the 2011-12 Budget. Moody’s reaffirmed the State’s Triple-A credit rating on December 31, 2010 and is expected to release an update by the end of 2011.

In the 2011-12 Budget the NSW Government announced a number of targeted strategies designed to deliver approximately A$8 billion in savings, including:

•

around A$1 billion in procurement savings from improved purchasing, increasing the proportion of government expenditure on goods and services purchased through whole of government contracts and reducing expenditure on consultants, travel and advertising;

•

A$6 billion of savings to be achieved through agency efficiency dividends, agency specific savings requirements and wage offsets. Efficiency dividends (that is, productivity increases) are 1.5% of agency budgets in 2011-12 and 2012-13, 1% over 2013-14 and $150 million in 2014-15; and

•

program savings of A$800 million over the forward estimates period starting in 2012-13, to be delivered through a detailed analysis of programs intended to identify activities that are ineffective, inefficient or no longer a priority for the NSW Government.

In the 2009-10 Budget, the then NSW Government announced its Better Value and Services Plan. Under the plan a Better Services and Value Taskforce (“BSVT”) was created to undertake reviews of agencies and identify efficiency savings opportunities. The NSW Government in the 2011-12 Budget is now implementing agency savings plans that build on opportunities identified by the BSVT reviews during 2009-10 and 2010-11.

The achievement of planned savings measures as outlined above is a crucial component of the NSW Government’s goal to align expense and revenue growth and to maintain its AAA credit rating.

See the 2011-12 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2010-11 of the Corporation and NSW, for further updated information.

Structural and Cyclical Budget Impacts

The NSW Government’s budget is affected by both structural and cyclical factors with the fiscal strategy designed to respond to these factors over time. Structural factors are those factors which have a permanent impact on the budget outcome and tend to be on the expense side, although taxation policy changes are structural.

An example of this is employee expenses, which account for almost half of total expenses. Over time, employee expense growth becomes embedded in the cost base so that any extraordinary increases weaken the budget permanently. In order to overcome such weakness, structural changes would need to be made to either revenues (e.g., tax increases) or other expenses. The NSW Government’s wages policy, which seeks to limit the net cost of wages growth to the NSW Government to 2.5% per year, is one such structural change that has been implemented. Any cost increases over 2.5% need to be offset by cost reductions in employee-related expenses.

Cyclical factors are temporary in nature and tend to be on the revenue side. There are four main revenue drivers in NSW that are currently being negatively impacted by the general economic slowdown:

•

Household consumption - GST is levied on most end products purchased by households (e.g., processed foods, transport, insurance, and housing). This tax is collected by the Australian Government and then distributed among the States and Territories as General Purpose Payments. See “Financial Relationship with the Commonwealth of Australia”. Household consumption declined through 2008-09 as interest rates remained high in the first half of the year and later as consumer confidence waned and the global financial crisis and economic slowdown took hold, negatively impacting GST collections. However, household consumption improved through 2009-10 and 2010-11, due to the impact of the Australian Government’s cash handouts and lower interest rates, which improved consumer confidence, and a strengthening labor market. While household consumption growth has returned to around or above trend rates in 2010-11, the composition of that spending has changed, with relatively less spending on goods and services that are subject to GST. In the 2011-12 Half -Yearly Review, the NSW Government is forecasting GST revenues to increase by approximately A$948 million in 2011-12.

•

Employment and wages - Another key State tax is payroll tax. Stronger economic growth is expected to result in employment and wages growth over the coming years, leading to an increase in payroll tax collections. Actual collections for 2010-11 were close to the 2010-11 Budget expectations at A$6.4 billion. In the 2011-12 Half-Yearly Review, the NSW Government indicated that it expects payroll tax collections to rise 3.8%, or A$241 million, in 2011-12.

•

Property prices – Land tax is levied on the value of unimproved land while purchaser transfer duty is charged whenever a property changes ownership. Both of these taxes are driven by property prices. Movements in land tax receipts tend to be smoother because the unimproved land value which the tax is based on is a three-year moving average. Purchaser transfer duties are far more volatile as they not only depend on price, but also the volume of transactions. Land tax revenue in 2010-11 was A$2,289 million largely unchanged from the result of A$2,296 million in 2009-10. Land tax is estimated in the 2011-12 Budget to increase by 8.4%, or A$193 million, compared to 2010-11. Transfer duty revenue in 2010-11 was A$4,045 million, in line with the 2010-11 Budget estimate of A$4,049 million and A$306 million above the 2009-10 result. The 2011-12 Half-Yearly Review estimates that transfer duties will decline 9.6%, or A$390 million, in 2011-12 due to the short term easing in housing investment and subdued consumer confidence.

•

Royalty revenue – Total royalty revenue was A$1,240 million in 2010-11, A$255 million higher than in 2009-10. The estimate for 2011-12 is an increase of A$528 million to A$1,768 million, largely reflecting expectations of greater sales volumes and demand from Japan, China and India for coal.

Calendar year 2011 marks the beginning of a major structural shift which is expected to have both economic and fiscal impacts: the ageing of the population due to the retirement of the baby boomer generation reaching the common retirement age of 66 this year, a phenomenon being seen among many developed economies. The aged dependency ratio (the ratio of people aged 65 years or older to those aged between 15 and 64 years) is expected to nearly double from 20.9% in 2011 to 41.2% in 2051. This will most likely place significant pressure on both NSW Government revenues and expenses. On the one hand, health expenses are expected to rise significantly as an older population is more likely to use health care, while on the other hand, a smaller workforce (due to the combination of more retirees and lower fertility rates) means that the NSW economy is likely to grow more slowly.

Recent Fiscal Outcomes

Actual outcomes for 2010-11 were published in October 2011 and reported in the Report on State Finances 2010-11. The 2011-12 Budget Papers provide financial projections for 2011-12. Updates to the financial projections and forward estimates to 2014-15 contained in the 2011-12 Budget, along with a discussion of performance against the 2011-12 Budget, were reported in the 2011-12 Half-Yearly Review released on December 15, 2011.

Net Operating Balance

The General Government budget outcome for 2010-11 was a A$1,340 million surplus, compared to a A$773 million surplus estimated in the 2010-11 Budget. This is primarily due to lower than expected costs associated with some government programs, changes in actuarial assumptions impacting outstanding liabilities, accounting for land transfers to other government bodies as equity rather than expenses and prepayments for the South West Rail link made in 2009-10 resulting in lower than expected expenses. Revenues were also lower than expected due to lower Commonwealth grants.

Revenues

Actual total revenues for 2010-11 were A$57.1 billion, a decrease of A$525 million on the original 2010-11 Budget estimate. Commonwealth grants were A$1,125 million lower than expected which more than offset rises in taxation revenue (A$201 million), dividends and tax equivalent payments (A$277 million) and investment revenue (A$143 million).

Expenses

Actual total expenses for 2010-11 were A$55.8 billion, lower than projected in the 2010-11 Budget by A$1.1 billion. The largest part of this is accounted for by the budgeted payment of A$350 million for South West Rail Link works in 2010-11 brought forward and paid in 2009-10. Other contributors were operational savings of A$71 million from NSW Health, accounting for land transfers to other Government bodies as an equity transfer (A$89 million) and a change in actuarial assumptions reducing outstanding liabilities on several Government programs (A$211 million) among other savings.

For 2010-11, actual total state capital spending was A$14.9 billion, A$1.7 billion lower than originally budgeted for in the 2010-11 Budget, largely due to under spending of A$630 million on general government capital expenditure and A$1.1 billion on public non-financial sector capital expenditure. Capital spending in 2011-12 is forecast to be A$15.3 billion, rising modestly in 2012-13 and 2013-14 before declining in 2014-15. Capital spending spiked in 2009-10 due to the Australian Government concentrating its stimulus and nation building spending in that year. Growth since has eased but levels are expected to remain elevated over the forward estimates period.

Net Debt

Net Debt was A$8.0 billion at June 30, 2011, lower than the A$12.2 billion estimated in the 2010-11 Budget and A$1.2 billion less than the A$9.2 billion in the year ended June 30, 2010. The global financial crisis weakened the State’s operating position during 2008-09, resulting in more of the capital works program being funded through debt. However the resilience of the NSW economy, as well as the Australian Government stimulus, eased the pressure on the State’s balance sheet. Additional capacity is expected to be available if the budget returns to surplus and as the Government undertakes asset transactions. In the 2011-12 Half-Yearly Review, net debt is forecast to be A$10.8 billion at June 30, 2012. This is an improvement of A$279 million relative to that expected at the 2011-12 Budget, largely reflecting the better operating result and cash position.

Net Financial Liabilities

Net Financial Liabilities increased from the 2007-08 Budget amount of A$30.4 billion to A$48.2 billion at June 30, 2009. At June 30, 2010, net financial liabilities had risen to A$52.2 billion then fell marginally to A$52.1 billion at June 30, 2011 (A$2.9 billion above the 2010-11 Budget estimate). The rise in net financial liabilities over the period of 2007-08 to 2010-11 was due to an increase in unfunded superannuation liabilities due to the global financial crisis and subsequent falls in investment markets as well as the use of a lower discount rate to value the liabilities. As at the 2011-12 Half-Yearly Review, net financial liabilities for the year ended June 30, 2012 are estimated to increase to A$59.4 billion. This is an A$7.5 billion deterioration from the 2011-12 Budget estimate, largely due to a change in the discount rate applied to unfunded superannuation liabilities. This change in the discount rate does not affect the fiscal position of the State. Net financial liabilities are expected to rise to A$59.1 billion by June 30, 2015, in line with an increase in expected capital expenditure.

From July 1, 2005, the NSW Government adopted a new accounting standard for the estimation of employee-related liabilities (known as AASB 119 — Employee Benefits). The result was to change the discount rate applied by actuaries when valuing the superannuation (pension) liability. The discount rate used now is the long-term Australian Government Bond rate as at valuation date, whereas previously the forecast long-term asset earning rate was used. The change in accounting standards has led to increased volatility in unfunded superannuation liabilities and also higher levels of liabilities.

The AASB 119 standard is expected to be replaced in Australia with International Accounting Standard 19 (“IAS 19”), which will potentially apply from fiscal year 2013-14 onward. IAS 19 requires that earnings on superannuation assets are calculated using the same bond yield used to value superannuation liabilities. This change would result in reductions to earnings and the net operating balance. The estimated impact of the change on the NSW Budget result would be to worsen it by $750 million per annum.

There has been long term concern among various Australian jurisdictions that a borrowing rate based discount rate results in inappropriate outcomes. NSW Treasury has approached the Australian Accounting Standards Board requesting that it try to expedite a proposed review of employee liability valuation by the International Accounting Standards Board.

Net Worth

Net worth increased by around A$10.3 billion to A$163.3 billion in 2010-11, mainly due to the movement of various financial and non-financial assets. As at the 2011-12 Half-Yearly Review, net worth is expected to be A$160.8 billion at June 30, 2012, a decrease of A$2.5 billion compared to the 2010-11 result and A$9.6 billion lower than expected in the 2011-12 Budget. This change is primarily due to the expected increase in the value of various non-financial assets, especially property, plant and equipment, an increase in the value of superannuation liabilities in 2011-12 and an expected increase in borrowings.

The table below shows some of the key budget outcomes for the General Government (i.e., government agencies providing public services and that are funded mainly by taxation), Public Non-Financial Corporations (also known as Public Trading Enterprises — “PTE”, i.e., government businesses that operate on a commercial basis with their main source of revenue derived from user charges) and Total State sectors for the last six years. The Total State sector comprises the General Government sector, Public Non-Financial Corporation sector and Public Financial Corporation sector (i.e., the Corporation and the Lifetime Care and Support Authority).

Key Fiscal Aggregates – Operating Statements (AEIFRS)(1)(2)

	Actual	Actual	Actual	Actual	Actual
	2006-07	2007-08	2008-09	2009-10	2010-11
	(A$ million)
General Government Sector
Total Revenue - of which:	44,705	47,434	49,669	56,328	57,144
Taxation	17,697	18,544	17,855	19,129	20,395
Grant Revenue			—
Commonwealth - general purpose	10,938	11,942	11,974	13,419	13,900
Commonwealth - specific purpose	6,813	7,586	6,573	6,554	6,860
Commonwealth - National Partnerships	—	—	3,145	6,367	4,215
Other grants and contributions	458	559	604	643	642
Sale of goods and services	3,306	3,663	4,024	4,316	4,658
Interest income	1,314	454	416	322	468
Dividend and income tax equivalent income from other sectors	1,922	2,028	1,833	2,037	1,982
Other dividends and distributions			196	285	430
Fines, regulatory fees and other revenue	2,229	2,355	3,020	3,256	3,594
Total Expenses - of which:	43,910	46,499	50,530	55,339	55,804
Employee expenses	18,884	20,517	22,078	23,073	24,434
Superannuation expenses			—
Superannuation interest cost	749	477	701	951	835
Other superannuation expenses	1,824	1,902	1,961	2,120	2,210
Depreciation and amortization	2,308	2,467	2,614	2,769	2,818
Interest expenses	1,257	1,300	1,468	1,653	1,826
Other property expenses	2	—	1	1	1

	Actual	Actual	Actual	Actual	Actual
	2006-07	2007-08	2008-09	2009-10	2010-11
Other operating expenses(3)	9,424	10,220	10,659	11,588	12,281
Grant expenses			—
Current grants and subsidies	6,623	7,348	7,703	7,987	8,905
Capital grants	2,839	2,268	3,044	5,197	2,494
Net Operating Balance	795	935	(862)	989	1,340
(less) Total net acquisition of non-financial assets(3)	1,844	1,949	2,367	3,717	4,250
Net Lending (+) / Borrowing (-)(4)	(1,049)	(1,014)	(3,228)	(2,728)	(2,910)
Public Non-Financial Corporation Sector
Total Revenue	17,065	17,680	17,963	18,530	18,871
Total Expenses	13,908	15,274	15,568	15,042	18,249
Net Operating Balance	3,156	2,405	2,441	4,035	820
(less) Total net acquisition of non-financial assets(3)	3,141	3,931	5,381	6,111	3,348
Net Lending (+) / Borrowing (-)(4)	15	(1,525)	(2,939)	(2,076)	(2,528)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.
(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.
(3)	Does not include assets acquired through finance leases.
(4)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Key Fiscal Aggregates – Balance Sheets (AEIFRS)(1)(2)

	Actual	Actual	Actual	Actual	Actual
	As at June 30,
	2007	2008	2009	2010	2011
	(A$ million)
General Government Sector
Net Debt(3)	3,645	5,663	7,917	9,160	7,952
Net Financial Liabilities(4)	25,685	30,361	47,500	52,169	52,089
Net Worth(5)	136,627	146,903	142,142	152,892	163,287
Public Non-Financial Corporation Sector(6)
Net Debt(3)	16,837	16,942	20,773	23,505	24,437
Net Financial Liabilities(4)	25,949	27,835	32,277	36,234	36,694
Net Worth(5)	67,288	73,313	72,546	79,917	85,122
Total State Sector(7)
Net Debt(3)	19,982	21,774	29,025	33,346	32,428
Net Financial Liabilities(4)	50,920	57,099	78,956	89,298	89,547
Net Worth(5)	136,627	146,903	142,142	152,812	163,287

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.
(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.
(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.
(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).
(5)	Net Worth equals total assets less total liabilities.
(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.
(7)	Unpublished NSW Treasury data.

2011-12 Budget Projections and Forward Estimates

The 2011-12 Budget Papers provide financial projections for 2011-12. Updates to the financial projections and forward estimates to 2014-15 contained in the 2011-12 Budget, along with a discussion of performance against the 2011-12 Budget, were reported in the 2011-12 Half-Yearly Review released on December 15, 2011.

Policy Settings for the 2011-12 Half-Yearly Review

The table below summarizes actual and expected outcomes for economic and employment aggregates:

Economic Performance and Outlook(1)

	Actual 2010-11 Outcome	Budget 2011-12 Forecasts	2011-12 HYR Forecasts	HYR 2012-13 Forecasts	Medium Term Projection
Real State Final Demand	3.0	2.75	2.5	3.25	NA
Real Gross State Product	2.2	2.5	2.25	2.75	3
Employment	3.1	1	1	1.5	1.25
Unemployment (year average, percent)	5.1	5.25	5.5	5.5	NA
Sydney CPI (through the year to June quarter)	3.8	2.5	2	3.25	2.5
Wage Price Index	3.8	4	3.5	4.5	3.5

(1)	Percent change, year average, unless otherwise indicated.
(*)	Estimated Real Gross State Product.
NA:	Not available.

NSW GSP growth accelerated from 0.8% growth in 2008-09 to 2.2% in 2009-10, and remained steady at 2.2% through 2010-11. Growth is expected to rise modestly to 2.5% in 2011-12 before increasing to 2.75% in 2012-13 and remaining at 3.0% in the projection years of 2013-14 and 2014-15. State Final Demand is expected to ease modestly from 3.0% growth in 2010-11 to 2.5% growth in 2011-12.

Higher demand and output growth is expected to result in stronger employment conditions. In annual average terms, employment growth was 3.1% in 2010-11, well above 2010-11 Budget estimate of a rise of 1.75%. Employment growth is now expected to ease to 1.0% in 2011-12 before rising modestly to 1.5% in 2012-13. The unemployment rate averaged 5.1% over 2010-11, below 2010-11 Budget expectations of 5.5%. Unemployment is expected to rise slightly, averaging 5.5% in 2011-12 and 2012-13. Wages growth is expected to accelerate into 2012-13 and moderate around its long run average rate of 3.5%.

Growth in consumer price inflation is expected to ease to 2.0% over 2011-12 before rising to 3.25% in 2012-13 as capacity constraints emerge and the disinflationary impact of the strong Australian dollar fades. Also contributing to the high expected result in 2012-13 is the introduction of the carbon tax, which is estimated to add about 0.75 of a percentage point that year based on the State’s estimates of the effect of the carbon tax on the State.

Operating Statement

Key Fiscal Aggregates – Operating Statement(1)

	Actual 2010-11	Budget 2011-12	HYR 2011-12	Est. 2012-13	Est. 2013-14	Est. 2014-15
	(A$ million)
General Government Sector
Total Revenue - of which:	57,144	59,026	59,351	60,712	63,325	65,331
Taxation	20,395	20,558	20,519	21,990	23,281	24,742
Grant Revenue
Commonwealth - general purpose	13,900	15,205	14,848	15,834	16,732	17,383
Commonwealth - specific purpose	6,860	6,806	6,884	7,390	7,741	8,273
Commonwealth - National Partnerships	4,215	4,452	5,155	2,555	2,300	1,466
Other grants and contributions	642	585	604	722	907	824
Sale of goods and services	4,658	4,857	4,891	5,045	5,212	5,392
Interest income	468	533	496	355	366	388
Dividends and income tax equivalent income from other sectors	1,982	1,815	1,824	2,278	2,293	2,160
Other Dividends and distributions	430	529	390	540	435	460
Fines, regulatory fees and other revenue	3,594	3,686	3,738	4,002	4,058	4,244

Total Expenses - of which:	55,804	59,744	59,536	61,033	63,329	65,566
Employee expenses	24,434	26,034	25,784	26,263	26,992	28,024
Superannuation expenses
Superannuation interest cost	835	845	874	831	1,064	1,079
Other superannuation expenses	2,210	2,271	2,271	2,284	2,354	2,449
Depreciation and amortization	2,818	3,056	3,053	3,260	3,467	3,635
Interest expenses	1,826	2,087	2,085	2,083	2,244	2,434
Other property expenses	1	—	1	—	—	—
Other operating expenses	12,281	13,291	13,289	14,198	14,466	14,671
Grant expenses
Current grants and subsidies	8,905	9,639	9,579	9,099	9,177	9,612
Capital grants	2,494	2,521	2,601	3,016	3,565	3,662

Net Operating Balance	1,340	(718)	(185)	(321)	(4)	(234)
(less) Total net acquisition of non-financial assets(2)	4,250	3,268	3,106	2,593	2,710	1,267
Net Lending (+) / Borrowing (-)(3)	(2,910)	(3,986)	(3,291)	(2,915)	(2,714)	(1,501)

	Actual 2010-11	Budget 2011-12	HYR 2011-12	Est. 2012-13	Est. 2013-14	Est. 2014-15
	(A$ million)
Public Non-Financial Corporation Sector
Total Revenue	18,871	19,197	19,013	21,595	22,714	23,173
Total Expenses	18,249	18,907	18,621	19,206	19,912	20,554
Net Operating Balance	820	290	392	2,389	2,802	2,619
(less) Total net acquisition of non-financial assets(3)	3,348	4,120	4,142	5,784	6,526	5,983
Net Lending (+) / Borrowing (-)(4)	(2,528)	(3,829)	(3,749)	(3,396)	(3,723)	(3,364)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.
(2)	Does not include assets acquired through finance leases.
(3)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial asset. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Operating Balance

As at the 2011-12 Half-Yearly Review, the 2011-12 Budget outcome is expected to be a A$185 million deficit. This represents a A$533 million improvement from the A$718 million deficit estimated in the 2011-12 Budget and is largely due to a net revenue increase of A$325 million (due to bringing forward of Commonwealth road funding) and a net expenditure decrease of A$208 million (due to lower expenditure across a number of programs). Revenues across the forward estimates have also been revised lower due to expected further weakness in GST revenues in line with the Commonwealth’s forecasts reflecting slower growth in spending subject to GST. Compared to the surplus of A$1,340 million in 2010-11, the deterioration is mainly due to a revised A$3.7 billion increase in expected expenditure. The main contributors were:

•	a A$1.35 billion increase in employee expenses due to legacy wage awards and additional frontline service workers;

•

a A$1.0 billion increase in other operating expenses due to the increasing number of frontline service workers, as a significant amount of other operating expenses (e.g. rent and supplies) are directly linked to employee numbers;

•	a A$674 million rise in current grants and subsidies due mainly to the continuation of Commonwealth and State initiatives; and

•	a A$259 million rise in interest expenses due to changes in the accounting treatment of long term rentals and finance lease changes.

These increases are expected to be partially offset by a A$9.2 billion increase in revenue, mainly driven by a A$948 million increase in Commonwealth general purpose grants (A$400 million less than at the 2011-12 Budget), the majority of which is composed of GST revenue. More detail on both revenues and expenses is given below.

Revenues

Revenues for 2011-12 are expected to be A$59.4 billion, $325 million higher than at the 2011-12 Budget and A$2.2 billion higher than the 2010-11 figure of A$57.1 billion, an increase of 3.9%.

During this period, taxation revenues are forecast to grow by 0.6% (A$124 million higher than the 2010-11 figure) as a result of rises in land tax and payroll tax collections, which are partially offset by a decline in transfer duty in 2011-12. General purpose grants are expected to increase by 6.8% as a result of NSW’s share of GST revenues rising from 30.85% to 30.91% in 2011-12, in line with the Commonwealth Grants Commission’s latest relativities (down from 9.4% as stated in the 2011-12 Budget). See “Financial Relationship with the Commonwealth of Australia” for more details on the Commonwealth Grants Commission. Nevertheless, general purpose payments remain well below levels expected in the 2010-11 Budget.

In the four fiscal years to 2014-15, revenues are expected to grow, on average, by 2.7% per year to A$65.3 billion in 2014-15. This relatively slow rate of growth is due to the expiration of a number of National Partnership Agreements with the Commonwealth Government during the forward estimates period. The NSW Government, as stated in the 2011-12 Budget, considered that these agreements should be renewed as they provide funding for important services to the community. Expected improvements in the housing and labor markets are expected to deliver continued growth in transfer duty and payroll tax receipts in the later years, leading to stronger revenue growth. Improved economic conditions generally are expected to cause steady growth in GST receipts as well.

Expenses

As at the 2011-12 Half-Yearly Review, total expenses for 2011-12 are expected to be A$59.5 billion. This is A$3.7 billion above the 2010-11 total (an increase of 6.7%), but A$200 million less than stated in the 2011-12 Budget due to lower than expected program expenditure. Unlike revenues, expense growth in 2011-12 is expected to be elevated relative to 2010-11, and is forecast to be A$667 million higher than at the 2010-11 Budget.

Expenses in 2011-12 are expected to be higher than in 2010-11 due to a number of special factors, including bringing forward to 2009-10 the payment of A$350 million of rail capital grants due to be paid in 2010-11 which had the effect of lowering 2010-11 expenses, an increase in costs associated with the Solar bonus scheme, the current government’s election commitments, additional national partnership funding and a sharp rise in costs associated with the police death and disability scheme.

Major drivers of expense growth in 2011-12 are expected to include employee expenses (mainly wages and leave liabilities), which are expected to rise 5.5% due to recruitment of front line service personnel and legacy wage awards, and current grants and subsidies expenses, which are expected to rise 7.6%.

In the four years to 2014-15, expenses are expected to grow by an average of 4.1% per annum, after having grown at an average 6.2% over the last four years to 2010-11. Over the forward estimates period, growth in expenses is expected to slow due to the governments’ strengthened wages policy, financial management reforms, winding back of National partnership payments and associated state expenditures, agency reforms and a more rigorous expenditure review process by cabinet.

The 2011-12 Budget follows the same methodology used in the 2010-11 and 2009-10 Budget. In the 2009-10 Budget the forward estimates methodology was changed from the usual practice of assuming medium-term economic parameters for the last three years of the forward estimates. In keeping with the experience from previous cycles, the new approach assumes that after a period of below-trend growth the economy will experience a period of above-trend growth. This is in line with the approach taken by the Australian Government in its 2009-10 Budget.14 Above trend growth of 3.0% is assumed for the 2013-14 and 2014-15 fiscal years. Had above-trend growth not been assumed, GSP and revenues would not return to their trend levels.

[14]	See 2009-10 Federal Budget, Budget Paper no. 1, Statement 2, Box 4: Updated Methodology for Forward Estimates, pp. 2-20 to 2-21.

Balance Sheet

Key Fiscal Aggregates – Balance Sheet(1)(2)

	Actual	Budget	HYR	Est.	Est.	Est.
	As at June 30,
	2011	2012	2012	2013	2014	2015
	(A$ million)
General Government Sector
Net Debt(3)	7,952	11,074	10,795	13,281	15,165	15,756
Net Financial Liabilities(4)	52,089	51,449	59,442	55,468	57,852	59,078
Net Worth(5)	163,287	170,390	160,762	174,073	180,954	187,722

Public Non-Financial Corporation Sector(6)
Net Debt(3)	24,437	29,565	29,198	33,762	38,451	42,700
Net Financial Liabilities(4)	36,694	41,143	41,876	45,781	50,578	54,859
Net Worth(5)	85,122	85,331	83,338	86,786	90,109	93,458

Total State Sector
Net Debt(3)	32,428	40,283	39,642	46,183	52,193	56,401
Net Financial Liabilities(4)	89,298	93,759	101,979	101,820	108,876	114,234
Net Worth(5)	163,287	170,390	160,762	174,073	180,954	187,722

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.
(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with Previous AGAAP. Before 2005-06, transactions were recorded in accordance with Previous AGAAP.
(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.
(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).
(5)	Net Worth equals total assets less total liabilities.
(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

Net Debt

From June 30, 2011 to June 30, 2015, General Government sector net debt is expected to rise from approximately A$8.0 billion to A$15.8 billion and Public Non-financial Corporation sector net debt is forecast to rise from A$24.4 billion to A$42.7 billion.

Underlying Net Debt to GSP – General Government and Total State

The rise in net debt reflects increased borrowings mainly by the Public Non-financial Corporation sector to invest in both social and economic infrastructure. Increases in borrowing by the Public Non-financial Corporations are also based on maintaining debt levels that are appropriate to their capital structure. While the Budget is returning to surplus a significant part of the capital expenditure program will be funded by debt, however borrowing by the General Government sector is expected to remain relatively stable as a proportion of GSP. The increase in net debt has been partly offset by the proceeds from the 2010 energy reform transactions which were completed in 2011.

Social and economic infrastructure includes major projects in rail, ports, water and electricity transmission and distribution. In the General Government sector, there is budgeted to be increased funding for transport infrastructure and road construction and higher spending on education and health, among other areas, while 2011-12 also captures a significant number of projects funded by the Australian Government, mainly road projects under the Building Australia Fund and Nation Building initiatives.

Net Financial Liabilities

General Government net financial liabilities are forecast to increase from A$52.1 billion at June 30, 2011 to A$59.0 billion by June 30, 2015. Public Non-financial Corporation net financial liabilities are expected to increase from A$36.6 billion to A$54.9 billion over this same period. The Total State net financial liabilities to GSP ratio is projected to rise from 20.4% at June 30, 2011 to 21.3% at June 30, 2015. These ratios would be below the historical high level of 26.6% at June 30, 1995.

There are two main factors driving the increase in net financial liabilities. Increased borrowings to fund the capital program are affecting net financial liabilities for both the Public Non-financial Corporation and General Government sectors, while unfunded superannuation liabilities are impacting the General Government sector. The PFE sector does not significantly affect the level of Total State net financial liabilities as the Corporation’s borrowings are largely offset by the Corporation’s lending to General Government and Public Non-financial Corporation agencies.

Unfunded Superannuation Liability

While the majority of the NSW public sector workforce are currently members of accumulation pension schemes about one quarter are members of closed defined benefit schemes. Under accumulation schemes, employers annually contribute 9.0% of an employee’s salary to a nominated superannuation fund. Upon retirement, the employee gains access to these funds either as a lump sum or an annuity. Under defined benefit schemes, employees receive a specific benefit for life from their retirement. As more members of the defined benefit schemes retire over time, there will be an increasing need for the NSW Government to fund their pensions.

These liabilities are funded by financial assets which are invested and managed by the superannuation trustees of each scheme. The shortfall between the present value of future benefits to be paid and the market value of the financial assets is the unfunded liability. As part of the Fiscal Responsibility Act 2005 (NSW) the NSW Government has undertaken to fully fund these unfunded liabilities by 2030 through annual cash contributions. Contributions are made such that they are sufficient to fund the liability by 2030, but do not exceed the required amount. The NSW Government’s policy for this approach is to ensure that financial resources are not unnecessarily diverted to the superannuation funds but, rather, are available to meet core government services.

Poor equity market returns and falls in the discount rate used to value the liabilities during the global financial crisis led to a significant increase in these unfunded superannuation liabilities in 2008-09 (see explanation of the discount rate above under “ — Recent Fiscal Outcomes — Net Financial Liabilities”). A reduction in the discount rate also led to a large increase in unfunded superannuation liabilities in 2009-10. The total state sector accounts contained in the 2010-11 Report on State Finances showed that in 2010-11 superannuation liabilities for the general government sector declined by A$389 million to A$32.3 billion and for the total state sector declined A$476 million to A$34.1 million. The reduction in unfunded liabilities over the year to June 30, 2011 was due to an increase in the liability discount rate from 5.17% to 5.28% and higher than expected fund earnings for State Super and Energy Industries Superannuation Scheme of 8.7% and 11.1% , respectively. Including the Judges Pension Scheme and the Parliamentary Contributory Superannuation Fund, general government net unfunded superannuation liabilities are expected to be A$28.9 billion at June 30, 2012, and are forecast to be A$29.6 billion by June 30, 2015. The NSW Government remains committed to its fiscal strategy of fully funding superannuation liabilities by 2030.

The possibility of ongoing stagnant equity market results and an elevated discount rate pose risks to the unfunded superannuation liability. A higher projected unfunded superannuation liability may mean that the NSW Government would have to increase its annual cash contributions to cover any expected shortfall. Contribution levels were reviewed in the 2009 Triennial Superannuation Actuarial Review, prepared by State Super actuaries Mercers and released publically in early-2010. The review advised that the State’s unfunded liabilities have increased by A$9.5 billion over the three years since the previous review, from A$10.4 billion in June 2006 to A$19.9 billion in June 2009. This increase was largely due to the fall in the market value of assets from the impact of the global financial crisis, while liabilities were also increased due to longer assumed life-spans for pensioners and higher than expected CPI increases over the three years to June 2009. An increase in unfunded superannuation liabilities puts pressure on the State’s Triple-A credit rating, to the extent that unfunded superannuation affects the State’s net financial liabilities.

The chart below shows the effects of the change in accounting standards and the impact of poor equity returns on the unfunded superannuation liability. A$7.175 billion was paid in 2006-07 from the Liability Management Ministerial Committee (“LMMC”) to reduce the Crown superannuation liabilities. In 2010, a further A$510 million was transferred to State Super following the sale of NSW Lotteries.

Net Worth

In the four fiscal years ending June 30, 2015, Total State net worth is expected to increase by an average of 3.5% per fiscal year to A$187.7 billion at June 30, 2015. This follows a rise of 4.7% per year, on average, in the four fiscal years to June 30, 2011. Non-financial assets are expected to rise by A$48.5 billion, or 19.2% over this time, again reflecting the projected significant increase in infrastructure investment.

Public Non-Financial Corporation Sector

The Public Non-Financial Corporation (“PNFC”) sector is also known as the Public Trading Enterprise or “PTE” sector. This sector includes those government businesses whose revenue is mainly derived from user charges (as opposed to taxation) and operate with a broadly commercial orientation, providing a return to government in the form of dividends and tax equivalent payments. NSW PNFCs do not pay income tax to the Australian Government as do private corporations. Instead the income tax payable is paid to the NSW Government as a “tax equivalent” payment. There is also a second class of PNFCs which provide various public services (such as housing and transport) and are funded through budget grants in addition to user charges. In NSW, some of the larger PNFCs are:

Major NSW State PNFCs(1)

SECTOR	BUSINESS

Electricity Generation	Delta Electricity Eraring Energy Macquarie Generation

Electricity Transmission	TransGrid

Water	Hunter Water Corporation State Water Corporation Sydney Water Corporation

Ports	Newcastle Port Corporation Port Kembla Port Corporation Sydney Ports Corporation

Transport(2)	Rail Corporation of NSW Rail Infrastructure Corp. State Transit Sydney Ferries

Housing(2)	Department of Housing

(1)	See “ — Business Asset Transactions”, below for further details on which PNFCs are affected by the NSW Government’s asset transfer plans.
(2)	These PNFCs also rely on budget grants as part of their overall funding.

PNFCs are not subject to debt and equity market scrutiny in the same way as private sector businesses. To ensure government businesses operate efficiently, the NSW Government introduced the Commercial Policy Framework in the early-1990s. The framework aims to replicate within government businesses the private sector disciplines and incentives that promote efficient commercial practice. The framework applies to all PNFCs, including State owned corporations, which are governed by the State Owned Corporations Act 1989 (NSW).

Some of the commercial PNFCs are subject to regulatory oversight. The electricity distribution and transmission businesses are regulated by the Australian Energy Regulator, while the retail arm of the distributors is regulated by the NSW Independent Pricing and Regulatory Tribunal (“IPART”). IPART is also responsible for regulating the water corporations.

As part of their role, the regulators determine the user charges that the electricity and water PNFCs are allowed to charge customers. These determinations are made such that the PNFCs can earn commercial rates of return on and of capital and normally last for a fixed period of years. The current determination for the electricity distributors and transmitters is in force until June 30, 2014 and the current determination for Sydney Water, the largest of the water corporations in NSW, expires on June 30, 2012. The current determination for the electricity retailers expires June 30, 2013.

The figures in the discussion below on the PNFC sector’s financial performance are based on the assumption that the current ownership and control of various PNFCs remains unchanged.

Operating Balance

In 2010-11, the PNFC operating balance was an A$820 million surplus, following a surplus of $4.0 billion in 2009-10.

The 2011-12 Half-Yearly Review estimates an operating balance of $392 million with total revenues of A$19.0 billion compared to total expenses of A$18.6 billion. Expenses are expected to be 1.4% higher in 2011-12, with employee expenses and other operating expense the main contributors to the increase.

In the four years to 2014-15, the operating balance is expected to increase by an average of 33.7% per annum, while revenues and expenses are expected to grow at an average of about 5.3% and 3.0% per year, respectively, in the four years to 2014-15.

Revenues

The overwhelming majority of total PNFC revenues come from goods and services sales and grants. Given the current regulatory determinations in force for the largest of the commercial PNFCs, they are not expected to be significantly impacted by the recent economic weakness. Going forward, their large and growing asset base should support earnings growth. Similarly, those PNFCs largely funded through government grants will also experience steady, albeit more modest, revenue growth. The ports corporations and Forests NSW, which are more reliant on economic conditions, are expected to recover in line with the overall economy.

As a group, PNFC revenue was A$18.9 billion in 2010-11, an increase of 1.8% on the prior year. As at the 2011-12 Half-Yearly Review, PNFC revenues in 2011-12 are forecast to grow by 0.8% due to lower than expected sales of good and services and grant revenues. In the four years to 2014-15, revenues are forecast to grow at an average 5.3% per year.

Expenses

Expenses in 2010-11 were A$18.2 billion, up 21.3%, or A$3.2 billion, on 2009-10. Other operating expenses, accounted for A$1.5 billion of the rise and capital grants and transfers accounts for a further A$1.0 billion.

In 2011-12, expenses are expected to grow by about 2.0% to A$18.6 billion. While operating expenses are the main driver, interest expense will likely impact growth as the PNFCs increase their debt to fund their extensive capital programs. This is lower than the A$18.9 billion expected at the 2011-12 Budget due to lower employee and other operating expenses. Over time, a greater asset base will likely lead to higher depreciation costs.

These same factors were expected to drive expense growth in the years 2011-12 to 2014-15. Overall, expenses are forecast to rise by about 12.6% from 2010-11 to 2014-15, or approximately 3.0% per annum, on average. This compares to annual average growth of 7.0% per year in the four years to 2010-11.

Capital Expenditure

Of the A$62.6 billion in capital spending announced in the 2011-12 Budget (for the four years from 2011-12 to 2014-15), A$37.7 billion is to be undertaken by the PNFC sector. Capital spending in the electricity sector (which includes generation, transmission, distribution and retail) is expected to reach A$16.8 billion and is being driven by customer growth, increasing summer peak demand and replacement and renewal of assets that reach the end of their useful life.

Other major areas of spending include water (A$4.7 billion), transport (A$11.5 billion) and social housing (A$1.8 billion). Water sector spending will be driven by the need for asset renewal and expansion and various government initiatives. The main drivers of transport spending include upgrades in the rail sector, such as the purchase of new train carriages, improvements to the rail network and new rail projects like the planned north west and south west rail links, while the increase in social housing spending will be largely driven by plans to increase the supply of social housing and upgrade and reconfigure housing stock to ensure future demand is met.

Steady growth is expected in capital spending for electricity throughout the four year period to 2014-15. However, for the PNFC sector as a whole, capital spending is expected to rise steadily from 2010-11 through the forward estimates period before plateauing in 2013-14 and 2014-15.

The PNFC capital program is expected to be mainly funded through increases in debt and operating balances (net of depreciation). From fiscal year 2010-11, net debt in the PNFC sector is forecast to rise A$18.6 billion from A$24.4 billion to A$43.0 billion in 2014-15. Along with the rise in net debt levels the gearing ratio for the commercial PNFC sector is expected to increase from 47% in June 2011 to 57% in June 2015. The gearing ratio is defined as the ratio of net debt to net debt plus equity. Nevertheless, as the regulators allow for commercial returns on capital spending, these higher debt levels should be supported by corresponding increases in revenues.

Risk Management

Treasury Managed Fund

In 1989, the NSW Government established a self-insurance scheme known as the Treasury Managed Fund to cover all insurable risks of participating NSW Government agencies. Its aim is to help agencies reduce their risk exposure so they can spend more of their available resources on providing core services. The Treasury Managed Fund is owned and underwritten by the NSW Government, with full funding of the General Government sector’s self-insurance scheme achieved in 2003.

The Treasury Managed Fund covers workers’ compensation, public liability, property, comprehensive car insurance and miscellaneous claims. Membership in the Treasury Managed Fund is compulsory for all General Government budget dependant agencies and voluntary for all other public sector agencies, subject to the Treasurer’s approval. It does not cover compulsory third party injury claims arising from motor vehicle accidents. Compulsory third party claims insurance is used to provide protection to drivers in the event that a claim for personal injury or death is made against them as a result of negligent driving.

The Treasury Managed Fund is funded through premiums paid by agencies. Through the use of “hindsight adjustments” incentives the fund seeks to encourage best management practice by the agencies as ultimately risk management responsibility lies with the agencies. Hindsight premiums adjust the deposit premiums by taking into account the claims experience of the Treasury Managed Fund, member agencies and the NSW WorkCover scheme for the Fund year being adjusted. The target premium is recalculated to reflect the more recent estimates of total costs for the Fund year. Then, the new target premium is distributed among the agencies according to their reported claims costs for that year.

As at October 31, 2011, the Treasury Managed Fund had outstanding claims liabilities of A$5.2 billion, secured by investments with the Corporation of A$5.7 billion.

NSW Self Insurance Corporation

The NSW Self Insurance Corporation (“SICorp”) was established by the NSW Self Insurance Corporation Act 2004 (NSW). Its main tasks are to:

•	operate one or more NSW Government managed fund schemes;

•	enter into agreements or arrangements with other persons to provide services in relation to the operation of any NSW Government managed fund scheme;

•	enter into insurance or other agreements or arrangements to cover the liabilities to which the managed fund scheme applies; and

•	act for the State or an authority of the State in dealing with claims.

SICorp manages assets in compliance with its Net Assets Holding Level Policy to fund the NSW Government’s insurance liability costs. The policy dictates the appropriate level of reserves for the Treasury Managed Fund. This policy sets the Treasury Managed Fund reserve for insurance activity at an amount between 100-125% of outstanding claims liabilities. The net assets position is reviewed each December 31st. Excess reserves are paid to the Consolidated Fund via the Crown Finance Entity while deficits will require contributions from the Crown Finance Entity.

Under the net asset holding policy, the Treasury Managed Fund transferred excess funds of A$1.0 billion to the Consolidated Fund of Crown Finance Entity in 2005-06, A$910 million in 2006-07 and A$300 million in 2007-08. In 2008-09, following the global financial crisis, additional funding of A$390 million was provided by the Crown Finance Entity to the Treasury Managed Fund for the first time since its creation. However, in 2009-10 following a return to positive investment returns, A$30 million was returned to the Crown Finance Entity. In 2010-11, A$12 million was provided by the Crown Finance Entity to the Treasury Managed Fund, and A$59 million is projected to be provided to the Treasury Managed Fund in 2011-12.

NSW WorkCover Authority

The NSW WorkCover Authority was established in 1989 to monitor the workers’ compensation system, license/regulate workers compensation insurers including self and specialized insurers. It ensures that the administration of insurers provides for the efficient operation of workers’ compensation insurance arrangements and also promotes compliance with workplace injury management and workplace safety legislation. NSW legislation requires all entities that have employees in NSW to have no fault workers compensation insurance.

NSW WorkCover Scheme

The Nominal Insurer is a not for profit entity that operates as a licensed workers’ compensation insurer that trades under the Registered Business Name of “The NSW WorkCover Scheme”. It provides workers’ compensation insurance for all the State’s employers, apart from those employers that are self-insurers or are covered by separate industry/interest based schemes. The Nominal Insurer was established under the Workers Compensation Act 1987 and was created on February 18, 2005 by the Workers Compensation Amendment (Insurance Reform) Act 2003. It commenced operation on July 1, 2005.

The WorkCover Authority acts for the Nominal Insurer.

As at June 30, 2011 the audited accounts of WorkCover Scheme show that it is in deficit by A$2,363 million, a result strongly influenced by external factors, most notably the global financial crisis’ continuing impact on investment markets. The Scheme’s consulting actuaries have estimated that the Scheme will return to full funding by June 30, 2018, without any changes to benefits or levy rates. The Scheme has sufficient financial assets to meet net claim and other operating costs until full funding is achieved in 2018.

The Scheme’s financial statements include the Workers Compensation Insurance Fund (“Insurance Fund”), which holds premiums and all other funds received and is used to meet the Scheme’s liabilities.

The Act states that the Nominal Insurer is not and does not represent the State or any authority of the State. The insurance claim liabilities of the Nominal Insurer can only be satisfied from the Insurance Fund and are not liabilities of the State, WorkCover

Authority or any other authority of the State. The Scheme is not consolidated as part of the NSW Budget, NSW Total State Sector Accounts or the WorkCover Authority’s financial accounts.

The legislation also established the Workers Compensation Insurance Fund Investment Board to determine investment policies for assets within custody of the Insurance Fund. The Investment Board reports to the Minister on the investment performance of the Insurance Fund.

Lifetime Care and Support Authority

The Lifetime Care and Support Authority is a statutory Authority established by the Motor Accidents (Lifetime Care and Support) Act 2006 (NSW). It is responsible for the administration of the Lifetime Care and Support Scheme. This includes developing and implementing the processes, policies and guidelines for the Scheme. The purpose of the Scheme is to provide treatment, rehabilitation and attendant care services to people severely injured in motor accidents in NSW, regardless of who was at fault in the accident.

The Scheme is fully funded by levies on compulsory third party insurance premiums collected by licensed insurers. It is not expected to create a call on the NSW Government as any increases in costs associated with the Scheme should be funded through changes to the premiums paid, based on actuarial reassessment.

Capital Program

As described above under “— Balance Sheet — Net Debt”, a significant increase in capital investment was announced in the 2008-09 Budget. Total actual capital investment in fiscal year 2010-11 was A$14.9 billion, down from the A$16.3 billion in 2009-10. In the four years to 2010-11, actual total capital expenditure totaled A$55.7 billion compared with A$31.9 billion in the four years to 2006-07.

Some major infrastructure investments over the next four years include:

•

A$10.3 billion for roads, including A$3.6 billion for the Pacific Highway, A$1.3 billion for the Hunter Expressway, A$540 million for the Great Western Highway, A$470 million for the Princes Highway and over A$200 million for the safety and congestion package;

•	A$1.7 billion for the South West Rail Link, A$1.8 billion for new Waratah “PPP” rolling stock and a provisional A$2.5 billion for the North West Rail Link;

•	A$16.8 billion for electricity infrastructure, including A$13.6 billion on distribution systems;

•

A$4.3 billion for health including A$81 million for the Liverpool Hospital redevelopment, A$41 million for the upgrade of Nepean Hospital and A$741 million for the Royal North Shore Hospital redevelopment; and

•	A$2.2 billion for education and training including around A$450 million each year for works at schools and TAFE Colleges and A$236 million for information technology.

High levels of capital investment are expected to be maintained in the four years to 2014-15 with the 2011-12 Budget estimating that total capital spending will be A$62.6 billion over 2011-12 through 2014-15. The majority of this spending will be undertaken by the PTE sector, especially the regulated energy businesses and the water sector. The capital program peaked in 2009-10, reflecting the fact that much of the Australian Government’s spending was concentrated in that year. The size of the capital program declines thereafter to levels that are seen as more sustainable in the long run.

The capital program is intended to be primarily funded through operating surpluses (net of depreciation), increases in net debt, asset sales, Australian Government funding and other sources (such as accruals and provisions).

In June 2008, the then NSW Government released the 2008-09 State Infrastructure Strategy, which outlined the capital program for the next 10 years. The NSW Government in their “NSW 2021 A Plan to make NSW number One” announced that they would create a 20 year State Infrastructure Strategy with accompanying five year funding plans. No release date has yet been provided.

On July 2, 2011, the NSW Government passed legislation to establish Infrastructure NSW (“INSW”) which is to provide strategic policy direction and oversight for infrastructure planning and delivery. INSW’s functions include:

•	developing infrastructure strategies and plans for NSW;

•	reviewing and evaluating proposed major capital expenditure projects;

•	advising on the priority of infrastructure projects and where appropriate advising on alternatives to meet infrastructure needs;

•	overseeing and monitoring of key capital projects;

•	reviewing completed infrastructure projects;

•	advising the NSW Government on economic and regulatory impediments to infrastructure and funding approaches; and

•	coordinating infrastructure submissions to the Australian Government.

The NSW Government also established the Restart NSW fund, which will be funded through the budget by windfall revenues and the issue of Waratah bonds. The fund will finance projects that will provide better frontline services, infrastructure and economic competitiveness.

Public Private Partnerships

A Public Private Partnership (“PPP”) is a contractual arrangement under which the Government grants a concession to the private sector to supply and operate economic or social infrastructure that would traditionally have been acquired and operated by the public sector. Examples include toll roads, railway stations, hospitals, water treatment plants, prisons and car parks. Since 2001, about $9.8 billion of new public infrastructure has been, or is being, delivered as a PPP.

Under a PPP, a public sector entity (the purchaser) arranges for a private sector entity (the operator) to provide the infrastructure and associated services for an agreed period (the concession period). It is integral to most PPPs that the private sector operator designs, finances, builds and operates the infrastructure needed to provide the contracted service for the concession period. PPPs typically include both a capital component and a continuing service delivery component. They are generally complex and involve high capital costs, lengthy contract periods that create long-term obligations and a sharing of risks between private and public sectors.

PPPs can take various forms, including “Build, Own, Operate”; “Build, Own, Operate, Transfer”; and “Build, Operate, Transfer”. They are sometimes called Privately Financed Projects or “PFPs,” Service Concession Arrangements or Private Provision of Public Infrastructure (“PPPI”).

Differences between Economic and Social Infrastructure Delivery

Economic Infrastructure	Social Infrastructure
Revenues are often from third parties – subject to market-based resource allocation	Usually paid from consolidated revenues – subject to Government resource allocation decisions

Infrastructure provider faces genuine market Risk	Usually no market risk to provider of infrastructure — payment streams are usually subject to long-term contract or budget allocation

Traditionally delivered through a Government Business Enterprise (including a State-owned corporation)	Traditionally delivered through a general Government agency

Revenue risks are a key driver of financial Outcomes	Cost risks are a key driver of financial outcomes

PPP projects generally revert to government at no cost at the expiry of the concession term (commonly around 30 years). The guidelines differentiate between social and economic infrastructure. Generally, social infrastructure PPPs (for example, schools and hospitals) are paid for by the General Government sector entity, with the private party providing the infrastructure having no exposure to “market/demand risk”. In contrast, with economic infrastructure, the revenue of the private party is derived from third party revenues, exposing the private party to “market/demand risk” (for example, toll roads).

Social infrastructure projects require a public sector agency to make a series of unitary service payments to the private sector over the term of the arrangement.

In social infrastructure projects, where the agency is usually considered to have acquired the asset/infrastructure by way of a finance lease, part of each unitary service payment relates to the acquisition of the property, while the balance relates to operational services during the contract period. For budgeting and accounting purposes, the property acquisition is required to be separated from the operation services and then further disaggregated into the payments for the asset (principal) and the related finance charge (interest).

There is no official Australian Accounting standard for PPPs, but all Australian Treasuries endorsed using the UK Accounting Financial Reporting Standard (FRS) 5. In accordance with this standard, social and economic infrastructure are accounted for in a different manner due to their unique risk profiles.

The balance sheet treatment for PPP infrastructure projects depends on the terms of the contract and the risk transfer that it achieves. Under FRS 5, the owner of the asset is deemed to be the party that has the greatest proportion of risk and benefits associated with the “property-related payments”. The accounting and budget impact of a PPP transaction depends on it being classified as either an operating (private ownership) or financing lease (public ownership). The majority of social infrastructure PPPs are consequently classified as finance leases, being accounted for in accordance with AASB 117 — Leases. They are treated as on-balance sheet transactions, as the government agency usually will be deemed the owner of the asset. The leased property is recognized as an asset at the point of commissioning, with a corresponding liability to make periodic payments to the PPP Company.

NSW Treasury has adopted an approach that entails calculating a notional finance lease, based on an implicit interest rate, in order to derive a lease profile for the asset over the life of the project. Once solved, notional principal and interest components of the service payment can be recorded on an agency’s financial statements.

The asset should be depreciated over its useful economic life, and the liability should be reduced as payments for the property are made. The remainder of the PPP payments, being the unitary service payment less the capital repayment and the interest charge, should be recorded by the agency as an operating cost. Accordingly, social infrastructure PPPs should be accounted for in accordance with AASB 117 — Leases.

In contrast, economic infrastructure projects are generally recognized as an “emerging asset” over the concession period. The future fair value of the asset at the end of the concession period is estimated and progressively recognized on the Government’s balance sheet over the concession period. This recognition may occur on a straight line or annuity approach basis.

PPPs have been used in NSW for over 20 years, with one of the first projects being the Sydney Harbor Tunnel, for which the contract was awarded in 1986-87. Since then, many types of infrastructure have been procured by the NSW Government through PPPs, some of which are listed below:

Privately Financed Public Infrastructure Projects in NSW

Project Description	Year of Contract
Sydney Harbor Tunnel	86-87
M4 Motorway	91-92
M5 Liverpool to Beverley Hills Section	92-93
Macarthur Water Treatment Plant	93-94
Prospect Water Treatment Plant	93-94
Hawkesbury Hospital	94-95
Light Rail Ultimo – Pyrmont	94-95
New Southern Railway	94-95
M2 NorthWest Transport Link	94-95
Olympic Village	96-97
Olympic Stadium	96-97
Eastern Distributor Road	97-98
Olympic Multiple Use Arena	97-98
St George Hospital Car Park	98-99
Extension of Light Rail to Lilyfield	99-00
Prospect Water Treatment Plant – Supernatant Filtration	00-01
Cross City Tunnel	02-03
New Schools One	02-03
Lane Cove Tunnel	03-04
Eastern Creek Alternative Waste Treatment Plant	02-03
Western Sydney Orbital	02-03
New Schools Two	05-06
Newcastle Mater Hospital	05-06
Long Bay Gaol and Forensic Hospitals	05-06
Bonnyrigg Social Housing Project	05-06
Railcorp Rolling Stock	06-07
Colongra Gas Transport and Storage Facility	07-08
Orange Hospital	07-08
Camellia Recycled Water Plant	08-09
Royal North Shore Hospital	08-09
M2 Motorway Upgrade	10-11

The NSW Government has a policy of procuring capital projects through PPPs, but only when such arrangements provide the State with value for money relative to public procurement and financing.

In 2008 Infrastructure Australia, in collaboration with NSW and other jurisdictions, produced a National PPP Guidelines Package. The National PPP Guidelines represent a best practice consistent national approach to PPP delivery. The NSW Government has adopted the Guidelines. The National PPP Guidelines have also been endorsed by COAG and are available on the Infrastructure Australia Website.

Business Asset Transactions

Upcoming Transactions

Electricity Generators

In November 2011, the NSW Government announced that it would implement the recommendations of the Special Commission of Inquiry, the purpose of which was to review the previous NSW Government’s electricity transactions and investigate options for future action, into the electricity industry and sell the State’s electricity generators. Legislation will be enacted to enable the sale of the generators owned by Eraring Energy, Delta Electricity and Macquarie Generation. The NSW Government will also sell three remaining electricity generation development sites and sell or lease the Cobbora coal mine. For additional information, see “Economic Infrastructure — Electricity, Gas, Water and Waste Services” above.

Port Botany

The Government has announced that it will proceed to market with the long-term lease of Port Botany. Funds realized from the transaction will be used to deliver a range of road and infrastructure projects.

Existing ownership arrangements for the Port of Newcastle and Port Kembla will be retained, and the port facilities in Sydney Harbour will remain under State management.

The introduction of a private operator at Port Botany is expected to introduce private sector expertise and disciplines and help drive further efficiency on the waterfront, which is expected to, in turn, help to further develop the NSW economy. It is expected the lease process should run between October 2012 and March 2013 with completion by mid-2013.

Sydney Desalination Plant

The NSW Government has committed to refinance Sydney Water’s desalination plant to free up funds for infrastructure. Expressions of Interest were sought from prospective interested parties in late 2011, with the aim of completing the transaction by mid-2012. Proceeds from this refinancing will also be allocated to Restart NSW.

Benefits

A number of benefits accrue to the NSW Government from transferring these businesses to the private sector. The proceeds can be used to repay the outstanding debt of the businesses being sold and any general government sector debt or they can be reinvested in financial assets to earn a market return. In some instances the asset sales will result in a transfer of Government investment from user-pays assets (e.g., toll roads) to social investment (e.g., schools).

Furthermore, and especially for the more capital intensive businesses, any future planned capital expenditure that was to be undertaken by the NSW Government will be carried out by the private sector owner instead. In these cases, the effect will be to improve NSW’s balance sheet position by reducing levels of net debt and net financial liabilities.

As is normal budget practice, the 2011-12 Budget does not assume any future change to the current ownership and control of various business assets, nor does it include any budget impacts from potential asset transactions.

Recently Completed Transactions

In addition to the 2010 energy reform transactions, the previous NSW Government successfully divested NSW Lotteries, WSN Environmental Solutions (a waste service provider) and the Roads and Traffic Authority’s special vehicle license plates business known as “myPlates”.

Energy Reform Project

The most significant recent asset divestment occurred in December 2010 with the sale of three energy retail businesses, four generation development sites, and the generation trading rights to four power stations TRUenrgy, Origin Energy, and Infratil were the successful bidders. The State received A$5.3 billion in gross proceeds for the energy reform transactions and some of these proceeds have been used to pay down the debt of Eraring Energy and Delta Electricity. For additional information, see “Economic Infrastructure — Electricity, Gas, Water and Waste Services” above.

NSW Lotteries

In March 2010, the former NSW Government announced the sale of NSW Lotteries and the granting of 40-year lottery licenses to Tatts Group. The transaction consisted of an up-front payment of A$850 million to the State, as well as A$160 million in cash and other assets transferred to the State. The price paid for the business and the licenses was considerably in excess of the retention value of the business to the NSW Government. The proceeds from the NSW Lotteries transaction were used to pay down debt and reduce superannuation liabilities.

The NSW Government will continue to receive duties from the sale of lottery products, estimated at more than A$330 million per year. These revenues are expected to continue to fund front-line (consumer) social services and infrastructure.

Special Vehicle License Plates Business

In September 2010, the former NSW Government announced that Plate Marketing Pty Ltd (part of the LicenSys group) had been appointed to operate and manage the myPlates special vehicle license plate business under a 15 year partnering arrangement. The arrangement is expected to deliver higher financial returns to the NSW Government through additional business growth, resulting from the use of private sector marketing and product development expertise.

WSN Environmental Solutions

The transfer of WSN Environmental Solutions to the private sector was completed in January 2011. The sale to SITA Environmental Solutions resulted in A$235 million of proceeds to the State. The price paid for the business was in excess of the retention value of the business to NSW. The State-owned Waste Assets Management Corporation retains and manages landfill sites not transferred as part of the transaction.

Pillar

The former NSW Government investigated the sale of Pillar (which provides superannuation administration services for public and private sector funds) but concluded that its objectives would be best met by retaining the business in Government ownership.

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Financial relations between the Commonwealth of Australia and the several Australian States and Territories are governed by the Australian Constitution. The Constitution specifies the powers of the Commonwealth and outlines the division of responsibilities between the levels of government and the revenue sources available to each level.

The Commonwealth has exclusive power under the Constitution to impose excise and customs duties and goods and services tax. In 1942, the Commonwealth assumed income tax imposition authority from the States and has since been the sole income taxing authority in Australia. The States and Territories impose payroll taxes, stamp duties and land taxes, while local governments impose charges based on the rateable value of real property.

Currently, no wealth taxes, estate or gift duties are levied in Australia. Capital gains tax is not payable on assets purchased or acquired before September 20, 1985, although gains on the sale of such property are taxed as income by the Commonwealth in particular circumstances.

State taxes tend to have narrower bases, are less economically efficient (because they tend to affect economic decision-making by private agents more) and have historically grown at slower rates than Commonwealth taxes. Under the Intergovernmental Agreement on the Reform of Commonwealth — State Financial Relations, agreed in June 1999, and subsequent agreements, the States and Territories undertook to progressively abolish a specific list of inefficient taxes in return for increased revenue grants from the Commonwealth. NSW has abolished all of the listed taxes, with the exception of stamp duty on mortgages, non-real property transfers and marketable securities, which are scheduled for abolition from July 1, 2012.

Several sections of the Australian Constitution deal directly with Commonwealth-State financial relations. These include sections relating to the management of State debts and the payment of grants by the Commonwealth to the States, as described further below.

Loan Council

In 1923, the Australian Loan Council (the “Loan Council”) was established to coordinate borrowings by the Commonwealth and State and Territory Governments. The Loan Council consists of the Australian Prime Minister and the Head of each State and Territory. In practice, each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Federal Treasurer as Chairman.

While the Loan Council still exists, its primary function now is to promote transparency of public sector financing. Each year, the Commonwealth, State and Territory Governments nominate the amounts they expect to borrow (known as “Loan Council Allocations”) and the Loan Council meets to consider and approve these nominations. These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each Government’s financial performance.

Commonwealth Payments to the States and Territories

A central issue in Commonwealth-State relations is the high level of “Vertical Fiscal Imbalance” in Australia: that is, the mismatch between the revenue-raising capacity and spending responsibilities of different levels of government. State Governments have limited revenue-raising capacity and large spending responsibilities whereas the Commonwealth raises much more revenue than it needs for its own purposes.

To remedy this situation, the Commonwealth makes payments to the States for both recurrent and capital purposes. Such payments are permitted under section 96 of the Constitution and are subject to any terms and conditions that the Commonwealth thinks fit. The payments fall into two broad categories: “general purpose” or “untied” payments, which the States and Territories are free to spend as they wish; and “specific purpose” or “tied” payments, which are subject to conditions specified by, or agreed with, the Commonwealth. Generally, specific purpose payments require that the funds provided be expended for a particular purpose and may be subject to detailed conditions regarding project approval and reporting requirements.

Commonwealth payments to NSW are expected to total A$26.5 billion in 2011-12, representing approximately 45% of total NSW revenue for the year. Approximately 57% of these payments are “untied”.

The overall structure of Commonwealth payments to the States and Territories is set out in periodic agreements entered into by all parties. Until recently, this framework was provided by the Intergovernmental Agreement on the Reform of Commonwealth — State Financial Relations, agreed in June 1999. This was replaced, in December 2008, by the Intergovernmental Agreement on Federal Financial Relations, which left the framework for general purpose payments unchanged but made major changes to the structure of specific purpose payments.

General Purpose Payments

The current framework for Commonwealth general purpose payments to the States was set out in the Intergovernmental Agreement of June 1999. The key provisions are that:

•	from July 1, 2000, the Commonwealth pays to the States and Territories all the revenue it collects from the Goods and Services Tax (“GST”);

•	the States and Territories can spend these GST revenues as they wish; and

•	the GST revenue is distributed among the States and Territories in accordance with the principle of Horizontal Fiscal Equalisation.

The Horizontal Fiscal Equalisation principle seeks to ensure that all States and Territories have the fiscal capacity to supply services of a similar standard to their citizens provided they make similar efforts to raise their own revenue and operate at average levels of efficiency. The Commonwealth Grants Commission, established in 1933, analyses the capacity of each State and Territory to raise revenue and provide services, and advises the Federal Treasurer (who ultimately can accept or reject the Commonwealth Grants Commission’s advice) on how to distribute the available GST revenue grants among the States and Territories.

The NSW share of total Australian GST revenue increased from 30.3% in 2009-10 to 30.8% in 2010-11 and is projected to increase slightly to 30.9% in 2011-12. This compares with NSW’s share of the total Australian population of 32%. General purpose payments to NSW in 2011-12 are expected to be A$15.2 billion, 9.4% above the previous year, and are forecast to grow on average by 6.4% per annum over the four year period from 2010-11 to 2014-15.

In its most recent methodology review, released in February 2010, the Commonwealth Grants Commission changed the methodology it uses to calculate the distribution of GST revenue grants. These changes include a greater emphasis on population growth, particularly for the assessment of infrastructure needs. Overall, in a longer term structural sense, the changes are expected to disadvantage New South Wales.

In March 2011, the Prime Minister and Federal Treasurer jointly announced the establishment of a review of the distribution of the GST revenue to ensure that Australia is best placed to meet the challenges of structural change arising from both domestic and global pressures and that confidence in the system is maintained. Specifically, the review is to recommend changes to the form of horizontal fiscal equalization that would enhance the efficiency, equity, transparency and predictability of the system. The review is scheduled to report by September 2012.

Specific Purpose Payments

Although the 2008 Intergovernmental Agreement did not alter the general purpose payment arrangements, it made significant changes to the framework for specific purpose payments. It divided specific purpose payments into two types: National Agreements and National Partnership payments.

Under the new system there are six National Agreements, covering the policy areas of healthcare, education, skills and workforce development, disability, affordable housing and national indigenous reform. Each National Agreement clarifies the roles and responsibilities of the levels of government and specifies the objectives, outcomes, outputs and performance indicators to guide States in their delivery of service in each policy area. National Agreements do not include financial or other input controls. Reporting against high level performance indicators and independent publication of comparative analysis of performance are the key mechanisms for promoting accountability.

National Agreements payments from the Commonwealth provide States and Territories with funding to facilitate and support the delivery of ongoing services. In contrast, National Partnership payments are used to support the delivery of specific outputs or projects and to facilitate and reward state microeconomic reforms. Reform facilitation payments may be paid to States in advance, in recognition of expected up-front costs. However, reform reward payments are paid to a State only after an independent assessment has demonstrated that performance benchmarks have been achieved.

Specific purpose payments to NSW in 2011-12 are projected to be A$11.3 billion, 1.7% higher than in the previous year. This comprises A$6.8 billion of National Agreement payments and A$4.5 billion of National Partnership payments. Over the four year period from 2010-11 to 2014-15, National Agreement payments are projected to increase at an average annual rate of 4.3%. However, National Partnership payments are projected to decline over this period at an average annual rate of 18.5%, reflecting the expiry of a number of current agreements with the Commonwealth, including the National Partnerships associated with the Nation Building and Jobs Plan economic stimulus package. If such agreements are renewed, or replaced by other agreements, however, the figure for the projection period would be correspondingly revised upwards.

Taxation Reform

Since the release of the Australian Government’s review of “Australia’s Future Tax System” in 2010 (the “Henry Review”), all Australian governments have given considerable attention to the potential benefits of tax reform.

In its response to the Henry Review, the Australian Government announced in May 2010 that it would introduce a new profit-based tax on mining. Legislation is currently being considered by the Australian Parliament that will introduce a Minerals Resource Rent Tax (“MRRT”) of 22.5% of iron ore and coal profits, with effect from July 1, 2012. The tax will not apply to companies making annual profits below a threshold of A$75 million, and companies making annual profits of up to A$125 million will pay a reduced rate of tax.

Mining companies’ obligations under the MRRT will be reduced by the amount of any mineral royalties they have paid to state governments. The economic effect is to immunize mining companies from any changes in state royalties. The NSW Government has announced that it will increase coal royalties with effect from July 1, 2012, increasing state revenue by A$944 million in the three years to 2014-15, to compensate for the effects of the Australian Government’s carbon tax on state finances. The state legislation will be drafted after the Australian government’s MRRT legislation has been finalized, and will be drafted to avoid any increase in the financial obligations of mining companies operating in New South Wales.

On broader questions of tax reform, the NSW Government is examining options to change the tax base away from inefficient tax bases to increased reliance on efficient tax bases, while preserving the overall level of revenue. The NSW Government’s consideration is centered around four basic dimensions:

•	Greater efficiency — reducing impacts on its economy;

•	Reduced volatility — giving it more certainty;

•	Ensuring NSW can keep improving frontline services; and

•	Maintaining NSW’s flexibility — so it can adapt to changing circumstances and priorities over time.

National Carbon Pricing

On November 8, 2011 the Commonwealth Senate passed its Clean Energy Legislative Package, establishing a national carbon tax from July 1, 2012.

The carbon tax will initially be fixed at A$23 per tonne, increasing 2.5% real per annum, before transitioning to carbon trading from July 2015. The carbon tax will have broad coverage including stationary energy, industrial processes, some transport sectors, non-legacy waste and fugitive emissions. The Commonwealth Government has announced a range of compensation and assistance packages to help lessen the impact of the price on households and certain heavily impacted industries.

The carbon tax will increase the cost of emissions intensive production and will thus have impacts across the economy, including on the State budget. The carbon tax will have the effect of lowering revenues and increasing expenses for the State, with upper end estimates of the Budget impact over the four years to 2014-15 of around A$948 million. A significant component of this stems from impacts on State owned black coal generators, through reduced dividends and asset values. NSW Government-owned generators are ineligible for the compensation offered by the Commonwealth Government to this sector.

In the 2011-12 Budget, the NSW Government announced its intention to raise coal royalties for firms liable to the Australian Government’s Mineral Resources Rent Tax (“MRRT”), in order to recover the value of the impact of the carbon tax on State finances. The Commonwealth has subsequently indicated that as part of the Commonwealth Grants Commission review they will consider mechanisms to discourage states from increasing such royalties, and that they may also withhold other funds including infrastructure funding.

Health Reform

In August 2011, the NSW Government, along with the Governments of all other states and territories, signed the new National Health Reform Agreement (“NHRA”). The goals of the agreement are to improve local decision making, integration between the different health services (primary, community and acute), performance reporting, accountability and the sustainability of public hospitals.

Under the agreement, NSW retains its responsibility for managing the State’s public hospital system while the Commonwealth assumes lead responsibility for primary health and aged care services.

Included in the agreement are additional Commonwealth funds of A$16.4 billion from 2014-15 for the states and territories, A$9.5 billion of which is to be allocated on a per capita basis which amounts to an estimated A$3 billion for NSW.

Key elements of the NHRA include:

•	The establishment of Local Health Districts, in order to increase local responsiveness and accountability;

•	Commonwealth funding of 45% of growth in the efficient price of public hospital services from 2014-15, rising to 50% from 2017-18;

•	Activity based funding, to be implemented in stages from 2012-13 and block funding where activity based funding is not appropriate, such as with smaller facilities;

•	Starting in 2012-13, Commonwealth and state payments to Local Health Districts for activity based funded services will be made from a national funding pool; and

•	Creation of a National Health Performance Authority to oversee standardized national health reporting.

The first element has already been implemented in NSW with the creation of 15 Local Health Districts and 2 Specialist Health Networks. Furthermore on August 24, 2011 the NSW Department of Health was made the Ministry of Health and will focus on strategic system management, regulation and performance monitoring and now has the power to intervene if necessary.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

The Corporation and NSW publish their financial statements in Australian dollars. The Corporation’s and NSW’s fiscal years each end on June 30 of each year. The following table sets forth, for the fiscal years indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers of Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per A$1.00. Also set forth below are the high and low noon buying rates for each of the last full six months. On December 16, 2011, the noon buying rate was A$1 = US$0.9962.

Fiscal Year Ended June 30,	At Period End	Average Rate(1)	High	Low
2005	0.7618	0.7534	0.7974	0.6880
2006	0.7423	0.7472	0.7781	0.7056
2007	0.8491	0.7925	0.8491	0.7407
2008	0.9562	0.9042	0.9644	0.7860
2009	0.8055	0.7423	0.9797	0.6073
2010	0.8480	0.8837	0.9369	0.7751
2011	1.0732	1.0001	1.0970	0.8380

	2011
	June	July	August	September	October	November	December(2)
High	1.0737	1.1026	1.0930	1.0750	1.0707	1.0366	1.0298
Low	1.0439	1.0565	1.0192	0.9744	0.9453	0.9686	0.9904

(1)	The daily average of the noon buying rates on the last day of each month during the period.
(2)	Through December 16, 2011.